Empowered by Innovation NEC






SEC MAIL
RECEIVED
AUG 1 1 2005
WASH, D.C.
190
SECTION



NEC CORPORATION

Annual Report 2005

Year ended March 31, 2005

The Next Move

The Next Move

CONTENTS

CAUTIONARY STATEMENTS:
This annual report contains forward-looking statements pertaining to NEC's strategies, financial targets, technology, products and services, and business performance. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," "aims," or "anticipates," or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, forecast, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC's analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC's markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC's products and services, (iii) NEC's ability to continue to win acceptance of NEC's products and services in highly competitive markets, (iv) NEC's ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC's business and operations, (vi) NEC's ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise. You may find more current information on the NEC home page (http://www.nec.com) or NEC Investor Relations home page (http://www.nec.co.jp/ir/en).

FINANCIAL HIGHLIGHTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2003, 2004 and 2005

	In millions of yen			In thousands of U.S. dollars	Percent change
	2003	2004	**2005**	**2005**	2005/2004
For the year:					
Net sales	¥4,695,035	¥4,906,821	**¥4,855,132**	**$45,375,065**	–1.1%
Income before income taxes	61,496	160,546	**115,664**	**1,080,972**	–28.0
Net income (loss)	(24,558)	41,078	**67,864**	**634,243**	65.2
Per share data (in yen and U.S. dollars):					
Net income (loss):					
Basic	(14.85)	23.67	**34.77**	**0.32**	46.9
Diluted	(14.85)	21.93	**31.87**	**0.30**	45.3
Cash dividends	–	6.00	**6.00**	**0.06**	0.0
At year-end:					
Total assets	4,103,300	4,044,342	**3,940,685**	**36,828,832**	–2.6
Shareholders' equity	358,444	711,460	**794,274**	**7,423,121**	11.6
Net interest-bearing debt	1,142,748	674,256	**661,923**	**6,186,196**	–1.8
Number of employees	145,807	143,393	**147,753**		3.0

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107=U.S.$1.
2. Net interest-bearing debt is interest-bearing debt (short-term borrowings, current portion of long-term debt and long-term debt) less cash and cash equivalents.

NET SALES


(Billion ¥)
6,000
5,000
4,000
3,000
2,000
1,000
0
01 02 03 04 05

NET INCOME (LOSS)


(Billion ¥)
100
50
0
–50
–330
01 02 03 04 05

NET INCOME (LOSS) PER SHARE (DILUTED)


(¥)
40
20
0
–20
–200
01 02 03 04 05

SHAREHOLDERS' EQUITY


(Billion ¥)
1,000
800
600
400
200
0
01 02 03 04 05

MESSAGE FROM THE MANAGEMENT

In fiscal 2005, ended March 31, 2005, NEC achieved growth in net income, but its net sales and income before income taxes declined year on year.

In this context, NEC worked to strengthen business execution to improve its operating results and return to growth as early as possible. One measure that NEC implemented in the software and services business was to build a structure that allows the entire NEC group to work together to display its collective strengths. On top of production innovation activities carried out so far, we also focused on implementing total process transformation, covering from development to sales phases.

NEC will continue to step up these and other measures to rapidly improve operating results, while making a concerted effort to further expand businesses and enhance its earnings power.

Overview of Operations in Fiscal 2005

In fiscal 2005, NEC's consolidated net sales decreased 1% to ¥4,855.1 billion ($45,375 million). On the earnings front, income before income taxes was ¥115.7 billion ($1,081 million), down from the previous fiscal year. Earnings were hurt mainly by a decrease in mobile handset sales and rising software development expenses for these products, as well as the effects of inventory adjustments at customers in the semiconductor business, despite improvements in the network infrastructure and IT Solutions businesses. In contrast, NEC's bottom line was lifted mainly by improved results at affiliated companies accounted for by the equity method and a gain due to stock issuances of Elpida Memory, Inc.* occasioned by this company's listing. As a result, net income increased to ¥67.9 billion ($634 million) compared with fiscal 2004.

Cash dividends applicable to fiscal 2005 were set at ¥6 ($0.06) per share.

* Elpida Memory is an affiliated company of NEC accounted for by the equity method.



From left:
HAJIME SASAKI
Chairman of the Board

AKINOBU KANASUGI
President

Accelerated Growth in the IT/Network Solutions Business

Currently, Japan is witnessing major advances in broadband and mobile networks and increasing initiatives to construct next-generation networks. In this environment, growing construction of new service platforms at communications service providers and active use of networks at companies, as well as more systems reconstruction and global supply chain development, are giving rise to demand for new solutions that integrate IT and networks. Moreover, software development is becoming increasingly critical not just to IT, but also to the networking and semiconductor fields. On the other hand, responses must be made to address more sophisticated customer requirements and new technologies, while intensifying competition has continued to push down prices. To adapt to these changes, on June 1, 2005 NEC finalized the process of acquiring the outstanding stock of and converting NEC Soft, Ltd. and NEC System Technologies, Ltd.—two previously listed subsidiaries both responsible for the software and services business—into wholly owned subsidiaries. The aim is to dynamically reorganize the NEC group, including NEC Corporation and its subsidiaries with strengths in the networking field, to increase the efficiency of development so that resources can be concentrated on opening up new business opportunities. Aiming to establish new markets and achieve further growth, NEC will bring together the strengths of each company, which include software development, project management and service delivery capabilities developed by each company.

Moreover, in the systems integration (SI) and services field, NEC formed a capital alliance with ABeam Consulting Ltd. This has reinforced NEC's consulting business and will give it a foothold for expanding its solutions business in the growth markets of Asia including China.

Improved Earnings Power Through Total Process Transformation

NEC's efforts to lower materials costs and implement production innovation activities have so far had measurable success in cutting costs. Going further, NEC will expand on these efforts to implement total process transformation covering the entire value chain, including reforms of the development process such as increasing the efficiency of development and shortening development periods.

On the other hand, the mobile handset business, which was targeted for rapid business expansion, had a significant bearing on company-wide earnings in fiscal 2005 due to cost overruns in software development required to stay on top of technological changes. To address this issue, we have begun to build a stronger framework for software development management and lowering related costs by standardizing procedures and sharing and reusing developed platforms.

To drive further earnings growth, production innovation activities that have already significantly benefited the hardware business must be applied to total process transformation for the entire NEC group, including the software and services business. We will work to capture added value by promoting more in-house production, improve project management capabilities, and increase development efficiency to build a stronger earnings structure.

Continuous Structural Reforms

Measures that NEC implemented to deal with underperforming businesses included the sale of the plasma display business to PIONEER CORPORATION in September 2004. Furthermore, Elpida Memory, which is responsible for the DRAM business, was listed in November 2004. This has given Elpida Memory the ability to source its own funds directly from capital markets. Moving forward, NEC will not let up in structurally reforming unprofitable businesses and affiliated companies that are not directly related to core businesses.

In Closing

In the fiscal year ended March 31, 2004, NEC substantially improved its financial position, which had become a pressing issue for the company. In the fiscal year ended March 31, 2005, NEC reinforced its business framework for the software and services business, a key pillar of its growth strategy. With its strengths in both IT and networking, NEC expects the arrival of the full-fledged ubiquitous networking era to open up immense opportunities. To capitalize on these growth opportunities, the collective strengths of the NEC group will be harnessed to strengthen business execution and our ability to cultivate new markets.

We ask for your continued support and understanding as we strive to meet your expectations.

June 22, 2005



Hajime Sasaki
Chairman of the Board



Akinobu Kanasugi
President

INTERVIEW WITH THE PRESIDENT

Interviewed by the NEC IR Office from an Investor Perspective



AKINOBU KANASUGI
President

1941 Born in Kanagawa Prefecture, Japan.

1964 Graduated from Faculty of Technology, Keio University.

1967 Received the degree of Master of Business Administration, the University of California, Los Angeles.

Joined NEC. Responsible for marketing and business planning in the computer business for approximately 10 years; contributed significantly to earnings growth in the SI business thereafter.

1999 Senior Vice President; responsible for supervision of all SI businesses.

2000 Company President of NEC Solutions (April); Executive Vice President (June).

2003 President (March).

President Kanasugi's hobbies include golf, exercising at fitness centers and travel. In his student days, he was a weightlifter.

PERFORMANCE ASSESSMENT FOR FISCAL 2005, ENDED MARCH 31, 2005

Q1: Some investors have expressed their disappointment with NEC's financial results and share price in fiscal 2005. What is your assessment of the past fiscal year?

First of all, I would like to extend my sincere apologies to investors for not sufficiently meeting their expectations, despite the fact that we made a concerted effort during fiscal 2005 to return to growth. Although changes in market conditions had some bearing on our performance, I would rather think that it was attributable to internal factors. Specifically, the increase in development costs in the mobile handset business in response to technological changes was a major factor behind the deterioration in earnings in fiscal 2005. However, steps have already been taken to address this issue. And NEC is performing well in the IT/Network Solutions business, an area we are focusing on. I'm therefore confident that we will return to growth quickly, albeit at a slightly slower pace than originally envisioned.

MOBILE HANDSET BUSINESS

Q2: The rapid deterioration in earnings in the Mobile handset business was a negative surprise for investors. What was the cause? What concrete actions are being taken to improve earnings in this business?

Although there were several factors, the primary reason was that we struggled in software development. NEC suffered from substantial cost overruns because it had been developing software on an individual basis for each mobile handset model in this fast-growing business. In order to overcome this situation, the Mobile Software Operations Unit was established in September 2004 to share development platforms, including product planning, and ensure that development assets are used across the organization. Furthermore, in order to keep abreast of the growing scale and complexity of software development for mobile handsets, NEC decided to adopt Linux, an operating system with outstanding functionality and general versatility. In November 2004, NEC commercialized its first mobile handset with a Linux. Aiming to make our mobile handsets for overseas markets more competitive, we have adopted non-NEC chipsets in some mid-range models. Through these measures, we are working to drive an improvement in earnings as early as possible.

NEC SOFT AND NEC SYSTEM TECHNOLOGIES MADE WHOLLY OWNED SUBSIDIARIES

Q3: On June 1, 2005, NEC made NEC Soft and NEC System Technologies into its wholly-owned subsidiaries. What are the objectives of this move?

Our markets have been undergoing change. The software and services business especially has witnessed rapid change driven by more sophisticated customer requirements and new technologies. Meanwhile, intensifying competition has continued to push down prices. Moreover, the domains for software development are rapidly expanding beyond IT to networking and semiconductors. We have approximately 30,000 software engineers at the IT Solutions business in the NEC group and at partner companies in Japan, respectively. With this number of people, uncoordinated activities result in inefficiencies such as scattering and redundancy in software development. To adapt to changes in our present business environment, we've decided to make NEC Soft, Ltd. and NEC System Technologies, Ltd. our wholly-owned subsidiaries since we feel that the software and services business must be structured so that it can display the collective strengths of the NEC group.

Q4 NEC Soft and NEC System Technologies were only listed in July 2000 and September 2003, respectively. Some investors are questioning on moral grounds your decision to take these companies private so soon after going public. What are your thoughts on this issue?

First of all, this decision was a difficult one to make. But after considering the most pressing issues facing NEC, including possible responses to the changes in our business environment, we decided to take these companies private because we realized it would be difficult to optimally allocate resources throughout the group if these two companies, engaged as they are in the same businesses as NEC, remain listed. We hope to meet investors' expectations by pursuing group-wide earnings through measures such as reducing outsourcing expenses external to the NEC group.

STRATEGIC CAPITAL ALLIANCE WITH ABEAM CONSULTING

Q5 Another initiative was the formation of a strategic capital alliance with ABeam Consulting Ltd. that was announced in November 2004. What are the objectives of this?

I've always believed that upper stream consulting capabilities would become increasingly critical to systems proposals. ABeam Consulting is a leader in Japan in consulting services related to the introduction of SAP systems. It also has an outstanding support system in Asia, including more than 100 consultants in Taiwan. The complementary strengths of ABeam Consulting and NEC's IT/Network Solutions business will enable both companies to capture considerable synergies. Our goal is to steadily strengthen NEC's hand not just in Japan but also abroad, especially in Asia including China, which promises significant growth.

FUTURE BUSINESS ENVIRONMENT

Q6 What is your outlook for the IT and networking markets? Can substantial growth be expected in the face of the intensifying competition these days?

Whereas I positioned 2004 as the first year of the full-fledged advent of ubiquitous networking, I believe 2005 will see progress toward an era of convergence. Convergence will take place in a diverse array of fields, including in fixed-line and mobile communications, optical and IP networks, and communication and broadcasting. These and other developments will lay the platform for the ubiquitous networking society. Communications service providers have already begun to invest in new service platforms and next-generation networks. There are also increasing moves to reconstruct systems as companies introduce IP telephone systems, upgrade security in response to Japan's newly enforced Personal Information Protection Law. The transition to third generation (3G) mobile handsets will also gain further momentum.

I'm convinced that the business environment surrounding NEC is bright over the medium term, although market conditions will be unlikely to improve soon due to the uncertain economic outlook for higher crude oil prices.

NEC'S STRENGTHS

Q7: What are NEC's strengths relative to its competitors?

It's the fact that NEC has three core businesses—the IT Solutions, Network Solutions, and Semiconductor Solutions businesses—where it can capture synergies in the ubiquitous networking field. I believe that our world-class expertise in both IT and networking technology give us our greatest competitive edge over our competitors.

GROWTH DRIVERS

Q8: Which specific businesses will drive future growth at NEC?

Future growth at NEC will be driven by the software and services business. This table shows our business portfolio at the operations level. For Systems Integration (SI) and Software, NEC will leverage the benefits of the acquisition of NEC Soft and NEC System Technologies and its strategic capital alliance with ABeam Consulting to accelerate growth. For Broadband and Mobile Infrastructure, we will advance this business to a growth phase by shifting businesses to software and services while capturing opportunities for vitalizing the telecommunications market. For Mobile Handsets, we aim to restore profitability as soon as possible by steadily implementing countermeasures.

Our Business Portfolio: Where are we headed?


Trend
High
Growth Rate
Low
Mobile Handsets
Continuous Profit Growth
Towards growth
Accelerating
SI
Broadband
Social Infra.
Software
Computer Platforms
Conver-gence
0%
Mobile Infra.
Reorganizing businesses in this area
Personal Solutions
Electron Devices
0%
Low
Operating Margins
High

STICKING TO HARDWARE

Q9: Will NEC continue to stick to developing its own hardware?

Absolutely. Having our own lineup of hardware is crucial because it makes it possible for us to provide services that only NEC can realize for customers. Roughly speaking, NEC can count on each hardware sale to generate three to four times the sales in software and services. The more reliable a system must be, the more keenly corporate users prefer to choose vendors that can guarantee performance down to the hardware technology and component levels. This is the major difference between NEC and consulting companies and independent solution providers.

GLOBAL BUSINESS EXPANSION

Q10: Judging by how NEC has struggled in the overseas PC and mobile handset businesses so far, quite a few investors feel that NEC's global expansion will not go well. In this context, please outline NEC's approach to global business expansion.

NEC will leverage its strong track record and competitive advantages in Japan to steadily expand its businesses overseas. I'm confident that advanced technologies that have been refined with Japanese consumers will be well accepted by sophisticated overseas consumers as well. In the overseas mobile handsets business, targeted for full-fledged expansion, NEC will strategically grow sales, focusing on high-value-added handsets with advanced functions. This same thinking applies to the SI business.

MOBILE HANDSETS: A CORE BUSINESS?

Q11: Do you consider mobile handsets a core NEC business? Following the rapid deterioration in earnings in fiscal 2005, more investors are asking this question.

Yes, it is positioned as a core business. Moving forward, innovation will continue to transform the mobile handsets field. NEC's mobile handset business commands the largest share of Japan's market, which leads the world in ubiquitous networking technologies. Having this business gives us a major competitive edge in delivering total solutions for communications service providers, including new service platforms and mobile infrastructure, as well as mobile solutions for enterprises. Moreover, with 3G handsets developed in Japan presently making inroads in markets around the world, there is ample opportunity for NEC to achieve significant growth overseas.

NUMERICAL TARGETS

Q12: What are the numerical targets of your growth strategy? And, given that NEC's fiscal 2005 financial results fell below the original forecast, will you change your medium-term targets?

NEC targeted an operating margin*[1] of 7%, ROE*[2] (return on equity) of 15% and a net debt-equity ratio*[3] of 0.5 over the medium term at the announcement of its medium-term growth strategy in October 2003. There will be no change in these targets, except that NEC now expects to achieve them approximately two years later than originally planned.

*[1] Operating margin is operating income (calculated by deducting cost of sales, research and development expenses, and selling, general and administrative (SG&A) expenses from net sales, and adding to that amount a subsidy related to transfer of substitutional portion of employee pension fund liabilities) divided by net sales.
*[2] ROE is net income divided by the average of shareholders' equity at the beginning and end of the fiscal year.
*[3] Net debt-equity ratio is interest-bearing debt less cash and cash equivalents, divided by shareholders' equity.



GROUP STRATEGY

Q13: Are there any changes in NEC's policy of listing subsidiaries involved in core businesses?

NEC has actively encouraged subsidiaries involved in core businesses to go public, from the viewpoint that preparations for listing would strengthen subsidiaries' management and lead to improved EPS (earnings per share) and shareholder value. I believe this strategy achieved a measure of success, as seen in the listing of NEC Electronics Corporation, for instance.

The decision to take NEC Soft and NEC System Technologies private reflected the need to build a business structure to enhance collaboration between NEC and these two subsidiaries, which share the same core business areas, and maximize the collective strengths of the NEC group in a significantly changing business environment.

In contrast, presently there is no need to take companies such as NEC Electronics and NEC Fielding, Ltd. private, because there is no overlap in business areas or functions with NEC and their roles in value chains are clearly defined.

SYNERGIES WITH NEC ELECTRONICS

Q14: What kinds of synergies are being captured by NEC with NEC Electronics, which is engaged in the semiconductor business?

The Earth Simulator, which analyzes and predicts global climate change, couldn't have been developed without NEC Electronics' copper wiring technology. Also, NEC's mobile handsets, which retained the top market share in Japan in fiscal 2005, use key system LSIs of NEC Electronics. Synergies are also being captured in other areas, such as PCs and recordable DVD drives.

STRUCTURAL REFORMS

Q15: How are NEC's structural reforms progressing?

During fiscal 2005, NEC did not loosen the reins on structural reforms. In September 2004, NEC sold plasma display business to PIONEER CORPORATION. In the DRAM business, NEC made progress transferring its operations to Elpida Memory, a joint venture with Hitachi, Ltd. In November 2004, Elpida Memory was successfully listed on the Tokyo Stock Exchange. This has given Elpida Memory the ability to source



its own funds directly from capital markets, which has reduced NEC's exposure to risk. Because NEC's business structure should be constantly reviewed in light of changes in the business environment, we are prepared to rapidly restructure any businesses that become unprofitable in the future.

THE SIGNIFICANCE OF RETAINING THE PC BUSINESS

Q16: Many investors have questioned the need for NEC to retain its PC business following the announcement that IBM would sell its PC business to a Chinese company. Can you comment on this please?

In the PC business, NEC has established a global supply chain and successfully managed operations at domestic plant as well as outsourcing to contract manufacturers in China. The PC business underpins the NEC brand. In addition, we can expect it to generate synergies with BIGLOBE, NEC's Internet services. We expect to continue this business as long as our profit exceeds the cost of capital.

ALLIANCES AND M&As

Q17: Please outline your approach to alliances and M&As.

In October 2004, NEC and Hitachi established ALAXALA Networks Corporation, a joint venture in regards to backbone routers and switches. With this move, we have put in place a framework for us to compete on the global stage by having the core products vital to building IP networks. For mobile handsets, we have commercialized a Linux platform for 3G handsets as a result of joint development efforts with Panasonic Mobile Communications Co., Ltd. Looking ahead, I want to see more collaborations of this kind. And if the opportunities present themselves, I also want to see NEC step up M&As targeting highly specialized business ventures in Japan and overseas.

PROMISING ASPECTS OF NEC

Q18: What can investors expect from NEC?

I realize that fiscal 2006, ending March 31, 2006, will be a critical juncture for how the capital markets evaluate NEC. First and foremost, NEC must turnaround its profitability. We must also quickly return NEC to a growth trajectory.

I hope that investors take most interest in NEC's ability to establish new markets through the convergence of IT, networking and semiconductor technologies. Making the most of this advantage, we will work to achieve further growth and maximize shareholder value. I look forward to the continued support and understanding of everyone.

June 2005

CORPORATE GOVERNANCE

(As of June 22, 2005)

In recognition of the fact that reliable corporate governance is essential to the maximization of corporate value, NEC is committed to strengthening its corporate governance practices through (1) assurance of transparent and sound management, (2) realization of prompt decision-making and business execution, (3) clarification of accountability, and (4) timely, appropriate and fair disclosure of information.



GENERAL MEETING OF SHAREHOLDERS
Elect and Dismiss
Elect and Dismiss
Elect and Dismiss
Audit
Management/Supervision
Independent Auditors
Cooperate
CORPORATE AUDITORS (Board of Corporate Auditors)
Audit
BOARD OF DIRECTORS (Directors)
Advise/Propose
MANAGEMENT ADVISORY COMMITTEE
Deliberate/Report
COMPENSATION COMMITTEE
Cooperate
Cooperate
Supervise
CORPORATE AUDITING BUREAU
EXECUTIVE COMMITTEE
BUSINESS PROGRESS COMMITTEE
(Corporate Officers)
Internal Audits
Business Execution
Business Units

Corporate Governance Structure and Internal Control System

NEC has adopted the corporate auditor model of corporate governance, and has a corporate governance structure centered on the Board of Directors and corporate auditors. Having introduced the Corporate Officer System in April 2000, which reduced the number of directors and transferred substantial authority from directors to corporate officers, NEC has clarified management responsibilities and facilitated prompt decision-making and business execution. NEC has also strived to improve the transparency and soundness of its management by increasing the number of outside directors, establishing the Management Advisory Committee and the Compensation Committee, and engendering closer cooperation among NEC's internal audit division, the Board of Corporate Auditors and independent auditors.

DIRECTORS



HAJIME SASAKI
Chairman of the Board

AKINOBU KANASUGI
President

KAORU YANO
Senior Executive Vice President and Member of the Board

TOSHIRO KAWAMURA
Senior Executive Vice President and Member of the Board

KAZUHIKO KOBAYASHI
Executive Vice President and Member of the Board

KAZUMASA FUJIE
Executive Vice President and Member of the Board

SHUNICHI SUZUKI
Executive Vice President and Member of the Board

CORPORATE AUDITORS

full-time
SHIGEO MATSUMOTO

full-time
HIROSHI TAKAKUTA

TSUNEO KABE
(Attorney-at-law)

SHINICHI YOKOYAMA
(President and Chief Executive Officer, Sumitomo Life Insurance Company)

MUNEO SHIGEMATSU
(Member of the Board, The Seiyu, Ltd.)

Board of Directors

The Board of Directors consists of 15 members, and has three outside members, two of whom are outside directors as provided under Item 7-2 of Paragraph 2, Article 188 of the Commercial Code of Japan.

The Board of Directors holds an ordinary meeting once a month and extraordinary meetings as necessary. At these meetings, directors deliberate and approve corporate management plans as well as other important business execution matters. The Executive Committee also discusses issues of particular importance prior to a meeting of the Board of Directors in order to enhance the Board's deliberations. The terms of directors are one year in order to clarify their responsibility for management each fiscal year.

Management Advisory Committee and Compensation Committee

NEC has established various committees to better fulfill its corporate governance responsibilities. More specifically, NEC has established the **Management Advisory Committee**, consisting of members that include outside experts in relevant fields, to discuss management issues such as the NEC group's mid-term management strategy with a wide range of external views. NEC has also established the **Compensation Committee**, consisting of five members that include two outside members (of which one is the chairperson), to deliberate on the remuneration system and the level of compensation of directors and corporate officers from an objective perspective. The Compensation Committee reports the results of its deliberations to the Board of Directors.

Cooperation among the Board of Corporate Auditors, Corporate Auditing Bureau, Independent Auditors

NEC has adopted the corporate auditor system. Three outside corporate auditors, as provided under Paragraph 1, Article 18 of the Law for Special Provisions for the Commercial Code Concerning Audits, etc. of Kabushiki-Kaisha, and two corporate auditors (full-time; not outside corporate auditors) audit the actions of NEC's directors.

While each corporate auditor performs his role through attendance at important meetings, conducting hearings with directors, inspection of important authorization documents, and examination of subsidiaries, the Board of Corporate Auditors establishes audit policies and receives reports from each corporate auditor on audit status. The Board of Corporate Auditors also approves NEC's and its subsidiaries' engagement of independent auditors for their audit and non-audit services. In addition, NEC has established a division, whose sole function is assisting corporate auditors' audit activities.



TSUTOMU NAKAMURA *Senior Vice President and Member of the Board*

KONOSUKE KASHIMA *Senior Vice President and Member of the Board*

YASUO MATOI *Senior Vice President and Member of the Board*

IWAO FUCHIGAMI *Senior Vice President and Member of the Board*

SABURO TAKIZAWA *Senior Vice President and Member of the Board*

TOSHIO MORIKAWA *Member of the Board* *[1]

KOICHI KIMURA *Member of the Board* *[2]

AKIRA UEHARA *Member of the Board* *[3]

*[1] *Advisor, Sumitomo Mitsui Banking Corporation*
*[2] *Advisor, Daiwa Institute of Research Ltd.*
*[3] *President, Taisho Pharmaceutical Co., Ltd.*

NEC has established the Corporate Auditing Bureau as an internal audit division. This bureau consists of staff members with specialized expertise in internal audits and other matters. The Corporate Auditing Bureau performs audits to ensure legal, appropriate, and effective execution of business activities and makes proposals, as necessary, to related divisions within the company for improvements. In order to promote mutual cooperation with corporate auditors and independent auditors, the bureau reports the results of internal audits not only to the President and other responsible directors and officers but also to corporate auditors, and also periodically discusses the manner of internal audits with independent auditors.

Internal Control System

In order to improve the soundness of its accounting procedures and the credibility of financial reporting, NEC endeavors to enhance and strengthen its internal control systems over financial reporting through internal accounting audits, documentation of the internal control systems, and clarification of procedures to disclose financial information.

Information Disclosure Structure

NEC recognizes that it is essential to receive appropriate assessments of its corporate value from the capital markets through timely, appropriate and fair disclosure of information. Accordingly, NEC commenced the preparation of quarterly financial reports from the fiscal year ended March 31, 2002, and has held quarterly investors' meetings for financial announcements by the President and other senior management, announced management policies periodically, enhanced the disclosure-related contents on its websites (including concurrent disclosure in both Japanese and English), and made efforts to strengthen its global investor relations ("IR") activities. NEC also has been establishing a framework to ensure proper information disclosure.

Risk Management Structure

NEC acknowledges that appropriate management of the risks accompanying its business in order to prevent losses and damages as well as the maintenance and promotion of customer and investor confidence are essential to raising its corporate value in today's fast-changing business environment.

Among the various risks that affect corporate value, risks related to management decisions such as decision-making with respect to management strategy are assessed and deliberated by related internal divisions with advice, as necessary, from external experts such as law firms. Issues of particular importance are approved by the Board of Directors after deliberation by the Executive Committee, and the progress of the issues is monitored subsequently. Risks related to operation of business, such as product and service quality, and natural disasters are managed daily by responsible corporate officers and internal divisions established to handle the relevant risks. In addition, as part of NEC's plan to build a risk management framework, in April 2004 it established the CSR Promotion Committee, which deliberates on and promotes important, cross-functional issues, and the CSR Promotion Unit, which promotes company-wide corporate social responsibility ("CSR") activities.

With respect to the establishment of corporate ethics and enforcement of compliance policies, NEC reviewed the former NEC Charter of Corporate Behavior and NEC Code of Conduct in accordance with changes in business environments. Having expanded the applicability of the charter and the code to include NEC group directors, officers, and employees in April 2004, NEC has newly adopted the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct. In addition, NEC has established the Corporate Ethics Division to promote corporate ethics and enforcement of compliance policy within the company. NEC has also set up help lines for employees to report on and seek consultation regarding corporate ethics and compliance violation issues.

→ http:// www.nec.co.jp/profile/en/governance.html

BUSINESS STRATEGY

NEC is working to deliver truly invaluable solutions to customers, by expanding the IT/Network Solutions and Semiconductor Solutions businesses, and capturing synergies between these two businesses.


IT/NETWORK SOLUTIONS
IT SOLUTIONS
NETWORK SOLUTIONS
SEMICONDUCTOR SOLUTIONS
SYSTEM LSIs
DISCRETE
COMPOUND SEMICONDUCTORs
Synergies in Businesses and Technologies



IT/NETWORK SOLUTIONS BUSINESS

This Close to Life—NEC



Reporting on the status of business negotiations from outside the office or browsing the Internet with friends on holidays—highly reliable large-scale information systems support many aspects of our daily lives. This is where, NEC's mission critical systems and highly reliable networking technologies are playing vital roles.

Realizing the Ubiquitous Through World-class IT ar

NEC has world-class IT and networking technologies. Leveraging these strengths, NEC will help our customers to innovate their businesses and provide new services, while playing a part in realizing more effective communication as well as more convenient and enriching lifestyles for people.



The World's No.1 Track Record in Constructing Open Mission Critical Systems (OMCS)



TOSHIRO KAWAMURA
Senior Executive Vice President
and Member of the Board

Since 1995, we have built up a decade-long track record in delivering OMCS, large-scale systems based on open platforms, many of which must provide non-stop services with no tolerance for interruptions at any time. It is no exaggeration to say that we have the world's No.1 track record in constructing these systems. For instance, NTT DoCoMo, Inc.'s i-mode gateway system "CiRCUS," one of the world's largest open systems, and its backup center, process up to 75,000 data transmissions per second for more than 40 million i-mode subscribers. This system showcases our technologies for constructing OMCS.

Recently, we are seeing new moves on the part of markets and customers to prepare for the advent of the ubiquitous networking society, which has been driven by advances in broadband and mobile technologies. Leveraging its unassailable strengths in constructing OMCS as well as its world-class networking technologies, we will embrace new business opportunities based on the outstanding credibility backed by our track record.

Networking Society
d Networking Technologies



Our Highly Reliable Platform Technologies Developed in the Communications Systems Fields are the Key to Realizing the Ubiquitous Networking Society


KAORU YANO
Senior Executive Vice President
and Member of the Board

Our key strengths are that we underpin the ubiquitous networking society with the highly reliable technologies we have progressively developed through the network systems business serving communications service providers, and the capability to deliver total solutions with optimal systems grounded on these technologies. Future networks will seamlessly connect fixed-line and mobile communications, and also converge with platforms designed to provide various new services that are successively evolving. One of our latest breakthroughs along these lines is UNIVERGE Third Generation (3G)/Wireless LAN Phone Solution. It has combined wireless LAN and FOMA technologies to provide a mobile communication system, where the phone accesses the inter-office phone lines by VoIP while it can be used as a 3G mobile phone. Moving forward, we will further respond to various new services, as well as advances in the ubiquitous networking society such as the convergence of communication and broadcasting. At the same time, we will continuously focus on improving the networking related technologies such as clear sound quality, security to prevent information leakages, robustness of non-stop non-interrupted services, etc., which are critical in maintaining the reliability of the social network infrastructure at the highest level along its advancement.

While the integration of networks and IT further progresses, we will leverage on our longstanding track record of businesses with the communications service providers in order to present our customers with solutions which flexibly meet their needs, and pave the way towards the ubiquitous networking society.



GROWTH STRATEGIES

- **Strengthen and expand the software and services business leveraging track record in large-scale OMCS**
- **Reinforce next-generation platforms**
- **Create new markets and services**

The IT Solutions business' strengths lie in its expertise and technologies for constructing large-scale OMCS backed by an extensive track record in this field. It also has sophisticated platform technologies that underpin these systems.

Leveraging a customer base of more than 100,000 users, NEC constantly captures business opportunities and proposes new services.

By restructuring and strengthening the software and services business through the taking private of NEC Soft, Ltd. and NEC System Technologies, Ltd. into wholly owned subsidiaries, NEC will work to better respond to large-scale projects and provide more detailed services to customers nationwide. In parallel, NEC has formed a strategic capital alliance with ABeam Consulting Ltd. to strengthen its consulting and outsourcing businesses and expand its solutions business in Asia.

Furthermore, NEC will continue to focus on developing next-generation platform products that create new markets, leveraging technologies proven through the development of the world's fastest supercomputers*.

NEC also aims to drive growth by further creating new markets and services. Examples include RFID (Radio Frequency IDentification), which offers promising applications for tiny wireless IC chips in fields such as logistics and inventory management, and security using the identification technologies such as those used in the "e-Passport" project.

* The NEC SX-8 supercomputer has a peak processing performance of 65 TFLOPS (Trillion floating point operations per second). (Source: NEC as of October 20, 2004)

i-PX9000

Unveiled as next-generation mainframe computer in October 2004. Featuring the ability to run on multiple operating systems, this computer enables the most efficient use of hardware resources with lower maintenance costs.



GROWTH STRATEGIES

- **Cultivate new markets in the networking field, leveraging on our know-how in the IT field**
- **Focus on networking businesses for enterprises based on highly reliable technologies**
- **Expand global business taking advantage of our advanced mobile networking technologies**

Network Solutions business has developed the expertise and solid track record in the fields of both fixed-line and mobile communications systems over many years. As the integration of networks and IT advance, our capability to propose solutions that combine these advantages with the know-how accumulated in the IT field is gaining momentum as its strength.

Today, network communications is undergoing dramatic changes. Mobile handsets are now indispensable within our daily lives, optical and IP networks are gaining ground, and convergence of fixed-line and mobile communications is under way. Furthermore, we are beginning to see signs of convergence of communication and broadcasting in the form of new services such as the "triple play" of voice, data, and video, as well as video phones, video on demand, and many more expected to follow. NEC has developed technologies to construct highly reliable networking systems through our long years of experience in the infrastructure business with communications service providers. Combining these strengths with the know-how accumulated in the IT field, we will cultivate new markets by providing infrastructure and platforms, which empower the communications service providers in realizing new services.

Meanwhile, enterprises are facing the need to develop networks, which function as their strategic platform connecting internal and inter-company links. These include VoIP systems, call centers sharing a central database, and collaborative systems linking FOMA, NTT DoCoMo's 3G mobile communications service, with internal corporate IP networks. NEC contributes to creating an advanced IP-based communications environment by providing solutions finely tuned to meet the customers' needs and interests, leveraging on our technological capabilities such as the SIP servers where we hold the No.1 market share in Japan.

Furthermore, mobile handsets take on a crucial role as the terminal to realize the ubiquitous networking society. NEC, while maintaining the top supplier position in 3G technologies by which we stands of our competitors, is expanding the overseas businesses into growing markets, including China, based on the know-how acquired in the Japanese market that leads the world in the broadband and mobile communications businesses fields.


1 2 3 4

1: N901iC FOMA Handset for NTT DoCoMo
Fitted with a built-in non-contact IC card, this handset can be used to shop at convenience stores and other retail locations as well as make payments over the Internet.

2: N900iG FOMA Handset for NTT DoCoMo
This handset is compatible with overseas 2G and 3G services.

3: N940 Handset for the Chinese Market
This handset is fitted with a built-in touch-panel display that recognizes the hand-written entry of Chinese characters and is the first in the Chinese market that can receive analog TV broadcasts.

4: SIP Server (UNIVERGE SV7000SS) and N900iL FOMA Handset for NTT DoCoMo
This server and handset realize NEC's UNIVERGE 3G/Wireless LAN Phone Solution, which utilizes wireless LAN and FOMA technologies to provide a mobile communication system, where the handset can access inter-office phone lines by VoIP and be used as a 3G mobile phone.



SEMICONDUCTOR SOLUTIONS BUSINESS

Differentiated Semiconductor Solutions That Give Our Customers a Competitive Advantage



LSIs FOR MOBILE HANDSETS

NEC has developed a power-efficient application processor for mobile handsets that can process multimedia tasks such as terrestrial digital broadcast reception, the playback of music and TV phones. This device makes use of parallel processing technology that NEC has developed through R&D activities over the past 10 years.

LSIs FOR NEXT-GENERATION DVD DRIVES

HD DVD, a next-generation DVD format, remarkably improves the memory capacity of existing DVD technology. NEC has succeeded in becoming the first in the world to develop system LSIs compatible with recording and playback functions for HD DVD. NEC is planning to incorporate these LSIs into its own next-generation DVD equipment.



COMPETITIVE EDGE

- **Well-balanced product lineup**
- **Ability to deliver solutions based on close relationships with customers**
- **Integrated device manufacturer (IDM) with own R&D expertise and manufacturing facilities**

The Semiconductor Solutions business is focused on system LSIs based on advanced technology that provide differentiated solutions that give our customers a competitive advantage. Its well-balanced product mix encompasses a broad array of semiconductors ranging from leading-edge customized semiconductors used in mobile handsets, DVD recorders and digital TVs to general-purpose semiconductors, all of which are supplied by NEC to markets worldwide.

Fiscal 2005 Measures

In conjunction with supporting future growth by offering new solutions and through capital expenditures, NEC pressed ahead in fiscal 2005 with steps to boost production efficiency in the Semiconductor Solutions business.

As a first step to achieving further growth, the Semiconductor Solutions business rolled out new solutions in a range of fields. Among these were LSIs for third generation (3G) mobile handsets and DVD recorders, and microcontroller units for automobiles. Also, with regard to the commercialization of cutting-edge technology, NEC began volume production and shipments of cutting-edge system LSIs taking full advantage of the 90nm process technology used in supercomputers with world-class processing capabilities.

As for capital expenditures, NEC completed construction and began operations at a production line for 300mm wafers. The new line aims to meet future growth in demand for these wafers from customers in the 3G mobile handset and other fields. Capital expenditures also targeted existing production lines as NEC took steps to boost productivity.

To raise production efficiency, production sites specializing in semiconductor assembly and testing were reorganized. For matured and commodity packaged products, NEC has been promoting the shift to production sites overseas and outsourcing to other companies, while for assembly and testing operations in Japan, NEC has decreased the number of the sites and focused on high-performance packaged products.

Generating Synergies with IT/Network Solutions Business

The Semiconductor Solutions business is also responsible for the IT/Network Solutions business being able to bring to market leading-edge products ahead of competitors. Main products include high-performance mobile handsets and high-end servers, as well as rewritable DVD drives. One success story in fiscal 2005 was the development of LSIs (see photo) that enables higher performance and more sophisticated functions in mobile handsets as well as lower power consumption.

Demand for software embedded in semiconductors is expected to grow in fields such as automotive electronics, mobile handsets and information appliances. Here, NEC will bring together the technological capabilities, track record and other key skills of the entire NEC group, including the Semiconductor Solutions business, to meet this challenge.

In this manner, the Semiconductor Solutions business aims to improve its operating results by offering innovative solutions, while boosting development and production efficiency. At the same time, synergies will be captured with the IT/Network Solutions businesses to maximize the corporate value of the entire NEC group and increase shareholder value.

R&D AND INTELLECTUAL ASSETS STRATEGY

NEC's R&D and intellectual assets strategy aims to maintain and improve the competitive edge of the entire NEC group, toward enhancing corporate value over the medium and long terms.

To make its core businesses more competitive, NEC is focusing on reinforcing R&D and intellectual assets in strategic business areas, where NEC is working harder on initiatives to commercialize R&D accomplishments and create new markets and businesses.



BASIC STRATEGIES

- **Strengthen R&D and intellectual assets in strategically key business areas.**
- **Enhance the competitiveness of technologies by closely linking R&D and intellectual assets strategies.**
- **Increase earnings opportunities from intellectual assets.**

R&D TO DRIVE TECHNOLOGY INNOVATION IN CORE BUSINESS AREAS

NEC has positioned integrated IT/Network Solutions and Semiconductor Solutions as two core business areas where group-wide resources will be concentrated to drive further growth.

The primary sources of our competitive edge in these two areas are NEC's hardware and software products grounded on leading-edge technologies, and the solutions created by combining these products.

To realize this competitive edge, NEC has steadily developed competitive products grounded on a technology pool built up over many years and on the development of leading-edge fundamental technologies anchored to science. In light of the recent emergence of open systems, to further expand its solutions business, NEC must combine and integrate products that include leading-edge middleware and applications into a seamless whole. NEC will constantly drive innovation not only in R&D into fundamental technologies and individual products, but also in the technologies and expertise for combining these breakthroughs into solutions. In doing so, NEC aims to make its core businesses more competitive.

LINKING R&D WITH CORE BUSINESSES


Markets and Customers
Market and customer trends
Businesses
Integrated IT/Network Solutions
Semiconductor Solutions
Business and technology synergies
Optimal solutions (Combinations)
Hardware and software
External
Fundamental technologies (Platform technologies)
External

MAIN AREAS OF FOCUS FOR R&D

SERVICES/SYSTEMS
Business systems
Broadband office systems (portal, soft phone, web conferences, etc.)
Networking systems (contents delivery network, SIP, VoIP, P2P, high-speed mobility handover, etc.)
Ubiquitous (presence, RFID, positioning information management, electronic commerce by mobile terminals, etc.)
Bio IT, etc.

MIDDLEWARE
Middle-level Web services (process integration, identification links, etc.)
Grid middleware (autonomous management, virtualization, bill charging systems, etc.)
Security (data mining, information leakage prevention, fingerprint/face identification, encryption, etc.)

INTEGRATED IT/NETWORKS

COMPUTERS	NETWORKS
Supercomputers	Next-generation mobile (3G/3.5G/4G)
IPF servers (AsAmA, etc.)	Metro core network equipment (core routers, L2 switches, WDM, ROADM, etc.)
Blade servers	Optical access equipment (GE-PON, MC, etc.)
ft servers	Network integration and operations/management
Grid computing	VoIP/SIP-related equipment (SIP servers, etc.)
Quantum computers, etc.	

DEVICES
System LSIs (for mobile handsets and digital consumer electronics, etc.)
Advanced CMOS
Optical communications devices, Optical disc devices, Fuel cells, etc.

COMPANY-WIDE TECHNOLOGY STRATEGY FOR CREATING NEW MARKETS AND BUSINESSES

NEC's business environment is undergoing profound changes ahead of the advent of the ubiquitous networking society, where a variety of information processing devices such as PCs and mobile handsets will be linked to broadband and mobile networks. In this context, NEC is working to create new markets and businesses, while ascertaining the major turning points in technology. To achieve this, NEC has established the Technology Innovation Committee to work with the Marketing Strategy Committee to set a group-wide strategic direction for technologies for the entire NEC group spanning multiple business fields.

CREATING NEW BUSINESSES AND MARKETS THROUGH COLLABORATION BETWEEN TECHNOLOGY INNOVATION/MARKETING STRATEGY COMMITTEES


Markets and customers
Ubiquitous networking society
Integrated IT/Networks
Marketing Strategy Committee
Create market-driven products and solutions
Feedback
Proposals
Technology Innovation Committee
Commercialization
Create new businesses and markets
Intellectual Asset R&D Unit
Business units
Group companies

The Technology Innovation Committee decides on various policies following discussions by senior management, R&D managers and other personnel on major technology strategies from the standpoint of achieving medium and long-term growth. To transform NEC's core technologies into attractive products and solutions for customers, the committee presents proposals on technologies to the Marketing Strategy Committee, which in turn analyzes and advises on the prospects of these technologies from a market-centered perspective, taking into account the growth potential of targeted markets, competitive advantages relative to competitors, and other factors. This process enables NEC to set a clear direction for R&D at an early stage and bring to market products and solutions that leverage NEC's highly innovative technologies ahead of competitors.

In fiscal 2005, the Technology Innovation Committee decided on policies to move forward with commercialization and reinforce R&D in fields such as next-generation IP networks, fixed and mobile communications convergence and security.

INTELLECTUAL ASSETS STRATEGY LINKED TO GROWTH STRATEGIES

NEC is pressing forward with an intellectual assets strategy closely linked to growth strategies and is reinforcing its intellectual assets portfolio in future growth and core business areas, while aiming to generate earnings through various business methods. In this context, from the R&D stage onward, we are clarifying the relationship between the strengths of our intellectual assets and core businesses and reviewing our strategies.

Aiming at enhancing competitiveness in our core businesses, NEC has appointed Chief Patent Officers (CPOs) to chart and execute intellectual asset strategies in all business units and other units, including laboratory, respectively. Furthermore, with regard to intellectual assets essential to the execution of core businesses, NEC has established a company-wide framework to combine in-house technology development with the introduction of technologies from third parties and to develop a powerful portfolio of technologies and know-how as well as patents. Thus, NEC creates high-quality intellectual assets that generate earnings over the medium and long terms. Furthermore, to leverage intellectual assets as business resources, NEC is further improving training programs for personnel and compensation systems for outstanding service inventions.

NEC is also generating earnings from intellectual assets outside its core business areas through various kinds of methods, such as the licensing-out and/or transfer of technologies. Meanwhile, NEC promptly abandons patent rights from which it is deemed difficult to generate earnings in order to reduce the maintenance costs of patents.

NEC also makes careful surveys of any infringement of its patents by third parties and, through warning letters or lawsuits, seeks licensing fees or injunctions with compensation for damages.

As of March 31, 2005, NEC holds a total of approximately 65,000 patents both in Japan and overseas, of which about 36,000 were Japanese patents. In the past five years, the number of NEC's patents has decreased as a result of a review aimed at specializing in patents in fields closely relevant to its core businesses. NEC expects that the number of patents will increase in the future since the said review is mostly complete and NEC has made a dynamic shift to a more aggressive intellectual assets strategy focused on growth.

MAIN R&D ACHIEVEMENTS IN FISCAL 2005

R&D departments are engaged in the development of novel technologies that drive significant growth in the NEC group's present businesses as well as fundamental research that spurs the creation of future businesses. The main R&D achievements in fiscal 2005 are outlined as follows.

Development of New Technologies That Drive Significant Growth in Present Businesses: Developed Software to Prevent Leakages of Information From Within Companies

With the construction of mission-critical systems using the Internet at companies and government agencies on the rise, network-linked information systems are starting to play a critical role as vital social infrastructure. It is thus essential that responses be made to security threats, such as infection by computer viruses, unauthorized access to systems, and the leakage of data from premises.

To protect its customers' information systems from these threats and maintain adequate security, NEC takes a comprehensive approach to solving the issues posed by themes such as information leakage and cyber-attack countermeasures. This allows us to provide a range of services from consulting to system design, construction, operations support, training and outsourcing.

In fiscal 2005, NEC developed software designed to prevent information leakages from inside companies in tandem with the entry into force of Japan's Personal Information Protection Law in April 2005. This is just one example of NEC's diverse and rich lineup of security products and systems.

In many existing products, confidential data such as customer information were mainly protected through functions such as access controls and encryption. In contrast, NEC has developed a function that prevents the leakage of confidential data stored on specific servers. This has successfully prevented insiders from intentionally leaking information to the outside. Furthermore, NEC has also added more functions such as an encryption function for classified internal documents and other critical data, and supervision and tracking function for file commands, which tracks the pathway of files authorized for use off premises. By integrating these functions, NEC has developed and launched sales of a single software product equipped will all functions necessary to counter internal information leakages. Moving forward, NEC will continue to upgrade the functions of its software for countering information leakages by increasing their sophistication and linking them with integrated operations and management systems.

In this manner, NEC aims to leverage its advanced technologies to develop comprehensive security solutions that meet a broad range of customer needs.

NEC'S SECURITY SOLUTIONS


Information leakage countermeasures
Cyber-attack countermeasures
Integrated ID management
Security management
Solutions axis
Consulting
Design and system integration
Operations
Outsourcing
Training
Services axis

Fundamental Research to Create Future Businesses:
Developed Silicon-based Nano-photodiode to Overcome Speed Limitations of Traditional Silicon-based Semiconductors

To realize the ubiquitous networking society, where electronic devices of all kinds will exchange information over networks, the development of more compact, high-speed electronic devices is essential. Key to achieving this is to speed up the exchange of signals between and inside the LSI chips used in electronic devices. Presently, these signals are exchanged through metallic wires. However, there is a limit as to how fast signals can be made to travel through these wires. This represents a barrier to current technology. Optical pathways are one technology for surmounting this barrier. However, photodiodes (light-sensitive circuit elements), which convert optical signals into electrical ones, are required to introduce optical signals into LSI chips.

In fiscal 2005, NEC developed a silicon-based Nano-photodiode that is small enough to be embedded in LSI chips and can convert optical signals into electric ones at high speeds. This was made possible by the development of a proprietary technology for generating an intense nanoscale light beam (near-field light) and circuit element structures for efficiently guiding this light beam inside silicon.

In previous research, photodiodes offering the high-speed responses required of LSI chips were made of materials with high operating speeds such as compound semiconductors and germanium. However, the problem with these materials was that they made the manufacturing process more complicated, thereby driving up costs. Therefore, silicon is desirable for lowering the prices of various electronic devices that could be put into widespread use and embedding photodiodes directly inside LSI chips. This project saw NEC succeed in developing a compact and high-speed photodiode made of silicon, which had previously been considered difficult. NEC has achieved the world's fastest operating speed for a silicon photodiode of more than 50GHz*, which is equivalent to existing photodiodes based made of compound semiconductors and germanium.

Through R&D into the miniaturization of optical circuits and silicon-based Nano-photonics focused on mounting optical components on silicon substrates, NEC aims to develop IT and networking devices for the ubiquitous networking era that transcend present limitations on operating speeds.

DEVELOPING TECHNOLOGIES THAT SURMOUNT LIMITATIONS ON MINIATURIZATION AND PROCESSING SPEEDS OF SILICON-BASED SEMICONDUCTORS


Semiconductors (LSIs)
Large
Miniaturization
NanoBridges
Carbon Nanotube Transistors
Number of elements per unit area
Technological limits
Silicon-based nano-photonics
Present silicon-based semiconductors
Higher speeds
Small
1
10
100
Operating speed (GHz)

* Source: NEC (As of May 31, 2005)

CORPORATE SOCIAL RESPONSIBILITY

In recognition of the importance of corporate social responsibility (CSR), NEC has made contributing to building a prosperous society its corporate philosophy. Furthermore, as a responsible corporate citizen, while practicing legal compliance and observance of corporate ethics, we are committed to earning the trust of all stakeholders, including customers, shareholders, business partners, communities and employees, and enhancing corporate value.

In recent years, stakeholders of companies have shown growing interest in corporate behavior, while becoming increasingly diverse. Furthermore, supply chains, which encompass the flow of product and services from the procurement of materials to manufacturing and final delivery to customers, are spreading to every corner of the world. Risk management aimed at preserving NEC's corporate value from a global perspective has thus become increasingly critical, especially in respect to environmental protection and respect for human rights and others.

In this context, NEC has been carrying out CSR activities based on its newly formulated basic CSR promotion policy outlined in the chart below, as part of efforts to strengthen CSR promotion systems across the company. More specifically, in addition to on-going risk management activities targeting specific businesses, the implementation of CSR-related risk management across the company is a key priority for NEC that involves working to foresee and prevent the occurrence of risks. Meanwhile, NEC is making progress in creating new value for society by assisting communities through its businesses and other means. NEC is also working to improve its CSR activities by promoting dialogue with stakeholders and enhancing transparency.

NEC BASIC CSR PROMOTION POLICY

Corporate Philosophy, NEC Group Charter of Corporate Behavior, NEC Group Code of Conduct

Strengthen CSR-related risk management	Secure competitive advantage minimizing CSR risks
Promote activities aimed at creating value for society	Improve brand value through business, environmental, community and other activities
Deepen CSR-related communication	Prepare annual CSR reports, annual environmental reports, and respond to SRI Index surveys

→ http://www.nec.co.jp/csr/en/

Ratings and Awards From External Organizations

NEC has been highly rated by external organizations for its CSR promotion activities. We have been included in the following Socially Responsible Investment (SRI) indexes and SRI funds.

Major Stock Indexes

FTSE4Good Global Index (UK)
Morningstar Socially Responsible Investment Index (MS-SRI; Japan)

Inclusion in Major SRI/Eco Funds in Japan

Asahi Life SRI Social Contribution Fund "Asu no Hane (Wings of Tomorrow)" (as of September 2004)
Mitsubishi SRI "Family Friendly" Fund (as of January 2005)
Sumitomo SRI Japan Open "Good Company" (as of December 2004)


FTSE4Good Index Series


MS-SRI

CSR Activities in Various Fields

The primary CSR promotion activities currently under way at NEC are outlined as follows.

Aiming for Harmony with the Environment through IT

Following the entry into force of the Kyoto Protocol on February 16, 2005, global warming has become an even more important and urgent issue for NEC. Even before the protocol took effect, however, NEC had managed its businesses with a focus on environmental concerns. In March 2003, NEC formulated the NEC Environmental Management Vision 2010, which outlines the nature of environmental management for the NEC group as a whole. This vision calls for us to contribute to lowering society's overall carbon dioxide (CO_2) emissions through the application of IT. In all business activities, we are working hard to implement environmental management aimed at achieving harmony with the global environment. Concrete actions include continuous efforts to reduce the environmental impact of plants and offices, the development of eco-conscious products leveraging environmental technologies, and the reduction of greenhouse gas emissions such as CO_2 through the provision of solutions to customers.

→ http://www.nec.co.jp/csr/en/

As a "Family Friendly" Company

Even before the April 2005 enactment of the Law for Measures to Support the Development of the Next Generation in Japan, NEC has always sought to create comfortable working environments for employees to recruit, retain and continuously promote outstanding human resources. Furthermore, NEC has also introduced a variety of systems to help employees raise children, such as its Family Friendly Programs, to support lifestyles that balance both career and family.

→ http://www.nec.co.jp/csr/en/employees.html

Relief for Victims of Major Natural Disasters

NEC worked together with labor unions to provide relief to disaster victims through the activities outlined below.

- **Relief Support for Sumatra Offshore Earthquake and Indian Ocean Tsunami Damage**

NEC donated cash, equipment, food, medicines, and clothing valued at more than ¥40 million collected from NEC group companies and employees worldwide to humanitarian relief organizations and other bodies providing support in the affected regions.

- **Relief Support for Niigata Chuetsu Earthquake Damage**

NEC donated roughly ¥37 million in cash, relief supplies and other items collected from NEC group companies and employees in Japan. Special maintenance services were offered to repair NEC PCs used by customers affected by the earthquake.



PaPeRo, a personal robot developed by NEC, visits and consoles children affected by the Niigata Chuetsu earthquake. By sharing PaPeRo's multifaceted personality and charming speech patterns, NEC aimed to relieve, if only for a moment, the stress felt by these children.

→ http://www.nec.co.jp/community/en/

Newly-development of Bioplastics

NEC is working to develop environmentally friendly plastics made from plants. Key accomplishments in fiscal 2005 included the development of materials that hold their shapes and the addition of kenaf fiber to reinforce the strength and heat resistance of bioplastics. Moving forward, these materials are expected to find broader applications as components for PCs and other products.

NEWS HEADLINES



Major Announcements of Business Strategies

2004

May 28 ○ Established new structure for mobile business in China

August 2 ○ Announced new platform strategy
Formulated server product strategies and established optimized platform solutions.

December 2 ○ Announced measures to strengthen and restructure the software and services business
NEC Soft and NEC System Technologies were made wholly owned subsidiaries to strengthen the NEC group's overall SI construction and software development capabilities.



Apr. 2004	May	Jun.	Jul.	Aug.	Sep.



New Products and Solutions for Realizing the Ubiquitous Networking Society

2004

July 13 ○ Launched the UNIVERGE 3G/Wireless LAN Phone Solution


NEC

August 24 ○ Launched new strategy to expand mobile business in China
(Photo shows N940 handset with built-in TV tuner, announced on Nov. 1)

October 5 ○ Captured the No.1 share of sales in the Asia-Pacific enterprise communications system market for three consecutive years

October 20 ○ Launched the world's fastest supercomputer, "SX-8"
(Photo)



December 1 ○ Completed construction of the "CiRCUS" Back-up Center for NTT DoCoMo

2005

January 25 ○ Began sales of FOMA N901iC mobile handsets
Applicable to the i-mode FeliCa service. (Photo)

March 21 ○ Awarded Singapore's biometric passport project



Group Management Highlights

Alliance Strategies

2004
October 1 ○ Established ALAXALA Networks
(A joint venture with Hitachi to develop next-generation routers/switches)

AlaxalA

November 16 ○ Strategic capital alliance with ABeam Consulting


ABeam
Consulting

Listing of Group Companies

2004
November 15 ○ Elpida Memory listed on Tokyo Stock Exchange

2005
February 10 ○ NEC Leasing listed on Tokyo Stock Exchange

Oct. Nov. Dec. Jan. 2005 Feb. Mar.

Aiming for an Enriched Society

2004
October 19 ○ Developed notebook PC with built-in fuel cell

Although fuel cells, a clean source of energy, are currently being developed for use in automobiles and household power generation units, their size has presented challenges. NEC succeeded in developing a prototype notebook PC with a fuel cell integrated into the main body of the unit.



2005
May 11 ○ Completed Tamagawa Renaissance City

NEC completed construction of and fully opened the Tamagawa Renaissance City building on the site of its Tamagawa Plant in Nakahara-ku, Kawasaki. Environmental considerations have been reflected in all aspects of this project, from design to dismantlement, while much of the site has been converted into grounds open to the public to provide a more natural urban setting with greenery and water resources for the local community.



AT A GLANCE

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2003, 2004 and 2005

BUSINESS SEGMENTS

IT SOLUTIONS BUSINESS

The IT Solutions business provides systems integration that includes software and hardware such as computers, mainly to government agencies and enterprises.

PROPORTION OF SALES (2005)


44%

SALES (INCLUDING INTERSEGMENT SALES)
(Billion ¥)


2,500
2,000
1,500
1,000
500
0
03
04
05

SEGMENT PROFIT
(Billion ¥)


120
90
60
30
0
03
04
05

NETWORK SOLUTIONS BUSINESS

The Network Solutions business provides network integration relating to the broadband and mobile communications field, mainly to enterprises and communications service providers.

PROPORTION OF SALES (2005)


39%

SALES (INCLUDING INTERSEGMENT SALES)
(Billion ¥)


2,500
2,000
1,500
1,000
500
0
03
04
05

SEGMENT PROFIT
(Billion ¥)


120
90
60
30
0
03
04
05

ELECTRON DEVICES BUSINESS

The Electron Devices business provides semiconductors, color LCDs, electronic components, etc., mainly to electronics manufacturers.

PROPORTION OF SALES (2005)


18%

SALES (INCLUDING INTERSEGMENT SALES)
(Billion ¥)


2,500
2,000
1,500
1,000
500
0
03
04
05

SEGMENT PROFIT (LOSS)
(Billion ¥)


120
90
60
30
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OVERVIEW OF BUSINESSES

SYSTEMS INTEGRATION

Systems Integration
(Systems Construction,
Consulting)
Outsourcing
Maintenance and Support

SOFTWARE

VALUMO-ware

Operating Systems
Middleware
Application Software

COMPUTER PLATFORMS



PC Servers
UNIX Servers
Supercomputers
Mainframe Computers
Workstations
POS Systems
Storage

PERSONAL SOLUTIONS

BIGL BE



Personal Computers
Personal Communication Equipment
Internet Services "BIGLOBE"

BROADBAND
(Fixed-line Communications Systems)



Backbone Networking Systems
Access Networking Systems
Enterprise Networking Systems
(VoIP Systems, IP-PBX Systems,
SDH Systems, WDM Systems,
DSLAMs, Optical Components,
Routers/Switching Systems)

MOBILE



Mobile Handsets
Mobile Communications Systems
(Base Transceiver Stations,
Core Network)
Microwave Communications Systems
Satellite Communications Systems
Wireless Access Systems

SOCIAL INFRASTRUCTURE



Broadcasting Systems and Video Equipment
Control Systems
Aerospace and Defense Systems

SEMICONDUCTORS



System LSIs
(For Use in Communications Equipment, Computing and Peripherals,
Consumer Electronics, Automotive and Industrial Machineries)
Discretes
Optical and Microwave Devices

DISPLAYS, ELECTRONIC COMPONENTS AND OTHERS



Color LCDs
Capacitors
Relays
Lithium-ion Rechargeable Batteries

IT SOLUTIONS BUSINESS

Customer Satisfaction

Systems construction-related services
- **No.1 Information service category**[*1]
- **No.3 Manufacturing category**

Systems operation-related services
- **No.1 Information service category**[*2]
- **No.4 Manufacturing category**

Web application servers
- **No.2**

Source: 9th Customer Satisfaction Survey, July 26, 2004 Edition of *Nikkei Computer*

*1 NEC Nexsolutions,Ltd.
*2 NEC Fielding,Ltd.

BIGLOBE (Internet Services)

No.1 Service report card category

Source: Provider Ability Ranking, January 2005 Edition of *Nikkei Click*

Servers

No.1 19.0% (shipment volume CY2004, Japan)

Source: Gartner Dataquest (March 2005) GJ05169

Personal Computers

No.1 20.2% (shipment volume CY2004, Japan)

Source: IDC Japan, Japan Personal Computing Quarterly Model Analysis, Q4 2004 All rights reserved by IDC Japan

NETWORK SOLUTIONS BUSINESS

Mobile Handsets

No.1 19.1% (unit sales CY2004, Japan)

Source: Gartner Dataquest (March 2005) GJ05171

W-CDMA (3G) Infrastructure Base Stations

No.1 30.1% (as NEC/Siemens group cumulative commercial shipment volume as of Dec. 31, 2004, worldwide)

Source: MM Research Institute, Ltd.

SIP Servers (VoIP Servers)

No.1 53.2% (shipment volume FY2005, Japan)

Source: Fuji Chimera Research Institute, Inc.

IP-PBXs

No.1 34.8% (shipment volume FY2005, Japan)

Source: Fuji Chimera Research Institute, Inc.

Backbone Facilities for Digital Terrestrial TV Broadcasting

No.1 (cumulative shipment volume as of Mar. 31, 2005, Japan)

Source: NEC

ELECTRON DEVICES BUSINESS
(NEC Electronics Market Share Ranking)

ASICs (Application Specific Integrated Circuits)

No.4 8.6% (shipment value CY2004, worldwide)

Source: Gartner Dataquest (March 2005) GJ05166

MCUs (Microcontroller Units)

No.3 10.8% (shipment value CY2004, worldwide)

Source: Gartner Dataquest (March 2005) GJ05167

Large-size TFT-LCD Driver ICs

No.2 (shipment volume CY2004, worldwide)

Source: Techno Systems Research Co., Ltd.

Digital Baseband LSIs for Use in Mobile Handsets of W-CDMA Technology

No.1 (shipment volume CY2004, worldwide)

Source: NEC

System LSIs for Rewritable DVD Drives

No.1 (shipment volume CY2004, worldwide)

Source: NEC based on the research of Techno Systems Research Co., Ltd.

CONTENTS

FIVE-YEAR SUMMARY

Year ended March 31	In millions of yen 2001	2002	2003	2004	**2005**	In thousands of U.S. dollars **2005**
For the year:						
Net sales	¥5,409,736	¥5,101,022	¥4,695,035	¥4,906,821	**¥4,855,132**	**$45,375,065**
Income (loss) before income taxes	92,323	(461,183)	61,496	160,546	**115,664**	**1,080,972**
Provision (benefit) for income taxes	56,308	(178,173)	58,714	85,870	**73,111**	**683,280**
Income (loss) before cumulative effect of accounting change	56,603	(309,425)	(24,558)	41,078	**67,864**	**634,243**
Net income (loss)	56,603	(312,020)	(24,558)	41,078	**67,864**	**634,243**
Capital expenditures	346,491	200,067	178,734	173,957	**217,793**	**2,035,449**
Depreciation	250,138	234,738	195,594	178,714	**166,484**	**1,555,925**
R&D expenses	344,957	333,632	296,241	256,668	**275,348**	**2,573,346**
Per share data (in yen and U.S. dollars)**:**						
Basic:						
Income (loss) before cumulative effect of accounting change	34.55	(187.06)	(14.85)	23.67	**34.77**	**0.32**
Net income (loss)	34.55	(188.63)	(14.85)	23.67	**34.77**	**0.32**
Diluted:						
Income (loss) before cumulative effect of accounting change	32.17	(187.06)	(14.85)	21.93	**31.87**	**0.30**
Net income (loss)	32.17	(188.63)	(14.85)	21.93	**31.87**	**0.30**
Cash dividends	11.00	6.00	–	6.00	**6.00**	**0.06**
At year-end:						
Total assets	4,823,624	5,010,883	4,103,300	4,044,342	**3,940,685**	**36,828,832**
Shareholders' equity	915,036	564,915	358,444	711,460	**794,274**	**7,423,121**
Interest-bearing debt	1,684,259	2,259,705	1,487,093	1,171,019	**1,156,207**	**10,805,673**
Net interest-bearing debt	1,297,424	1,881,933	1,142,748	674,256	**661,923**	**6,186,196**
Shareholders' equity ratio (%)	19.0	11.3	8.7	17.6	**20.2**	
Debt-equity ratio (times)	1.84	4.00	4.15	1.65	**1.46**	
Net debt-equity ratio (times)	1.42	3.33	3.19	0.95	**0.83**	
ROE (return on equity) (%)	6.0	(42.2)	(5.3)	7.7	**9.0**	
Number of employees	149,931	141,909	145,807	143,393	**147,753**	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107=U.S.$1.
2. Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
3. Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
4. Shareholders' equity ratio is shareholders' equity divided by total assets.
5. ROE is net income (loss) divided by average shareholders' equity at beginning and end of year.
6. Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders' equity, respectively.

BUSINESS OVERVIEW

NEC Corporation and its consolidated subsidiaries ("NEC" or "We") is a leading provider of systems, components, services and integrated solutions for computing and communications applications, as well as semiconductor solutions. We are focused mainly on providing reliable solutions to meet complex customer requirements.

Fundamental Management Policy

Information technology ("IT") and network technology have become indispensable to daily life, enterprises, and national and local governments. Furthermore, convergence is occurring in a variety of segments, such as optical networks and internet protocol ("IP") networks, mobile and fixed-line communications, broadcasting and telecommunication services, and IT and network technology. A "ubiquitous networked society," in which various information and telecommunication devices enable the exchange of necessary information anytime, anywhere, is being realized due to this convergence and advances in broadband and mobile infrastructure, which provide high-speed, large-capacity networks and related services, as well as accessibility via mobile information terminals.

NEC, in accordance with its corporate slogan of "Empowered by Innovation," intends to enable individuals to lead safer and more enjoyable and fulfilling lives, and for corporations to enhance their competitiveness and management efficiency by utilizing IT and networks in this new society. NEC seeks to help people and society as a whole reach their fullest potential through continuing innovation aimed at improving customer satisfaction.

In addition to our IT Solutions and Network Solutions businesses, NEC aims to provide solutions that are valued by its customers and promote the realization of the ubiquitous networked society through semiconductors and other aspects of our Electron Devices business.

Finally, NEC aims to help drive the sustainable growth of society and enterprises by fulfilling its social responsibility as a good corporate citizen. In recognition of its responsibility to shareholders, customers, employees and other stakeholders, NEC is further committed to maximizing its corporate value.

Revenues

Our revenues are derived from three principal segments: IT Solutions business, Network Solutions business, and Electron Devices business (see Note 23 to our Consolidated Financial Statements on page 85).

The following table sets forth sales and profit (including intersegment sales and profit) by segment for the fiscal year ended March 31, 2005:

Year ended March 31, 2005	In billions of yen	In millions of U.S. dollars	%
Sales:			
IT Solutions business	¥2,144.4	$20,041	44%
Network Solutions business	1,892.0	17,682	39
Electron Devices business	868.7	8,118	18
Others	649.1	6,067	13
Eliminations	(699.1)	(6,533)	(14)
Net sales	¥4,855.1	$45,375	100%

Segment profit:			
IT Solutions business	¥ 102.3	$ 956	78%
Network Solutions business	26.5	247	20
Electron Devices business	37.2	347	28
Others	11.6	108	9
Eliminations	2.9	28	2
Unallocated corporate expenses	(49.3)	(461)	(37)
Aggregate segment profit	¥ 131.2	$ 1,226	100%

The revenue of the IT Solutions business is derived from the provision of systems integration ("SI") and outsourcing services, Internet-related services, support services, as well as the sale of software and hardware to a balanced mix of customers consisting mainly of enterprises and government agencies. Hardware sales include personal computers ("PCs"), servers and storage systems. NEC has developed a number of highly reliable, large-scale systems using open systems such as UNIX servers. In the fiscal year ended March 31, 2005, sales by the IT Solutions business were ¥2,144.4 billion ($20,041 million), representing 44% of consolidated net sales. The main contributors to sales were the provision of SI to enterprises and government agencies in Japan and the sale of PCs.

Furthermore, for the fiscal year ended March 31, 2005, segment profit in the IT Solutions business was ¥102.3 billion ($956 million), representing 78% of total segment profit of ¥131.2 billion ($1,226 million). The major contributor to segment profit was the SI area.

The revenue of the Network Solutions business is derived from the sale of fixed-line communications systems, mobile communications network systems, mobile handsets, and broadcast and other systems primarily to network services providers and other enterprises. NEC has technologies to develop highly reliable computing systems, which technologies have been cultivated in the telecommunications systems area targeting communications service providers, including fixed-line and mobile communications systems. Moreover, NEC has established a leading position in Japan's telecommunications system market based on its ability to deliver total solutions such as the construction of platforms for new network services through combinations of IT. In the fiscal year ended March 31, 2005, sales in the Network Solutions business were ¥1,892.0 billion ($17,682 million), representing 39% of consolidated net sales. The main contributors to sales were the construction and sale of fixed-line communications systems and mobile handsets to communications service providers.

Furthermore, for the fiscal year ended March 31, 2005, segment profit in the Network Solutions business was ¥26.5 billion ($247 million), representing 20% of total segment profit of ¥131.2 billion ($1,226 million). While the construction and sale of mobile communications systems, such as microwave communications equipment and W-CDMA systems, made a significant contribution to segment profit, profit from the mobile handset area declined mainly due to weak market conditions in Japan and higher development costs.

The revenue of the Electron Devices business is derived from the sale of semiconductors, color liquid crystal displays, electronic components, and other electron devices. In the fiscal year ended March 31, 2005, sales by the Electron Devices business were ¥868.7 billion ($8,118 million), representing 18% of consolidated net sales. The main contributor to sales was semiconductors, particularly system LSIs. The general-purpose DRAM business has been transferred to Elpida Memory, Inc ("Elpida Memory").

Furthermore, for the fiscal year ended March 31, 2005, segment profit in the Electron Devices business was ¥37.2 billion ($347 million), representing 28% of total segment profit of ¥131.2 billion ($1,226 million). The semiconductor area accounted for the majority of profit in this segment.

Cost and Expenses

Cost and expenses for our businesses primarily consist of cost of sales, research and development ("R&D") expenses and selling, general and administrative ("SG&A") expenses.

Cost of Sales

Cost of sales primarily consists of manufacturing overheads, including materials, personnel, depreciation, and facility maintenance costs. We are promoting company-wide activities for reducing material costs. We are also promoting restraint in increasing the number of employees in order to maintain the current level of personnel costs. Depreciation costs depend mainly on capital investments in the semiconductor area. We built a semiconductor production line for 300-mm wafers during the fiscal year ended March 31, 2005.

Research and Development Expenses

In the fiscal year ended March 31, 2005, NEC recorded R&D expenses of ¥275.3 billion ($2,573 million) mainly for the development of leading-edge semiconductor products, as well as for R&D activities in the networking domain, including third-generation ("3G") mobile handsets, and in the integrated IT/Network domain.

Selling, General and Administrative Expenses

SG&A expenses primarily consist of sales commissions, sales promotion and advertising costs, and personnel costs related to sales and general administration operations. We are attempting to control increases in SG&A expenses by improving the efficiency of general administration operations.

Medium- to Long-Term Business Strategy

Having positioned "Integrated IT/Network Solutions" and "Semiconductor Solutions" as its core business domains, NEC strives to enhance its corporate value by pursuing business and technology synergies between these domains while also allowing them to implement strategies in accordance with the specific characteristics of their respective businesses.

NEC formulated and began implementing a medium-term growth strategy in October 2003. By extending the innovative aspects of the Japanese market's globally preeminent broadband and mobile infrastructure into overseas markets, NEC aims to create and capture new growth opportunities in the upcoming, full scale ubiquitous networked society.

<Outline of Medium-Term Growth Strategy for Integrated IT/Network Domain>

1. Securing Reliable Profits and Stable Growth Focused on the Japanese Market
   (1) Securing a reliable profit foundation based on SI services
   (2) Expanding the Network Solutions business through integration with the IT
   (3) Revitalizing the hardware product area
2. Capturing New Growth Opportunities
   (1) Global business expansion
   (2) Strengthening preparations for the upcoming, full scale ubiquitous networked society in Japan
3. Combining NEC Group Core Competencies to Support Growth

The rapidly changing business environment prompted by a downturn in the mobile handset market in Japan and increasing capital requirements and complexity relating to new technology development are among the recent developments that have to be addressed for NEC to sustain growth. On the other hand, new business opportunities are also emerging from the shift to next-generation networks and increasing demand for software/services in various areas. In response to these developments, NEC announced measures in December 2004 intended to resolve these management issues and promote its medium-term growth strategy.

<Outline of New Measures>

1. Early Turnaround of Mobile Terminal Area
   (1) Revise product development strategies
   (2) Accelerate overseas business expansion, with a focus on China
2. Accelerated Growth in the Integrated IT/Network Solutions Business
   (1) Strengthen business in the software/services domain
   (2) Expand the broadband solutions area
   (3) Measures for the next-generation network infrastructure area
3. Continuously Promote Structural Reforms

In addition, in the semiconductor solutions domain, NEC focuses on system LSIs and responds to customers' needs with its own leading technologies. NEC will manage and develop its businesses with the aim of becoming a partner that provides optimal solutions.

Through these and other measures, NEC aims to improve its financial results and return to a growth trajectory.

MAJOR MEASURES AND RESULTS OF THE YEAR UNDER REVIEW AND FUTURE GROWTH INITIATIVES

NEC's business environment is changing significantly. In Japan, broadband and mobile networks are gaining ground and there are increasing moves to shift to next-generation networks, such as the construction of high-speed optical-fiber networks and the transition from existing voice communications networks to IP networks. Furthermore, the construction of new service platforms at communications service providers and global supply chains, as well as network utilization at enterprises, are gaining momentum. In the mobile handset market in Japan, communications service providers are implementing a full-scale transition to 3G mobile phone services. There is also stronger demand for more sophisticated semiconductor solutions in step with increasingly diversified customer needs.

While new business opportunities are expanding in this way, structural changes that have a direct bearing on corporate profitability are also taking place. For hardware, the transition to products based on industry-standard technologies is gaining ground as hardware prices decline. Furthermore, in the SI area, customer requirements have become more sophisticated and complex, with an increase in the construction of systems using the latest technologies as well as systems requiring the development of intra- and inter-company networks. At the same time, as the scale of development projects grows due to rapid changes in technology, pricing pressure continues due to greater emphasis on investment returns on the part of customers and intensified competition. Furthermore, hand in hand with advances in a variety of multi-functional products such as 3G mobile phones, the importance of software installed in products in not just the IT domain but also the network and semiconductor domains is rapidly increasing.

In light of these rapid changes in its business environment, NEC positioned the fiscal year ended March 31, 2005 as the year to implement growth strategies. Accordingly, NEC took a range of actions to strengthen business execution, implement concrete growth strategies and complete the final stages of structural reforms of businesses of concern.

Firstly, to strengthen business execution, NEC worked to reinforce its operating base through total process reforms. In the hardware field, production innovation activities were implemented across the entire supply chain, extending to materials procurement, production and logistics. The goal was to reduce the cost of sales by enhancing inventory turnover and productivity. Process reforms such as the standardization of development processes were also promoted as part of measures to speed up development and reduce costs from the development stage onward. Moreover, NEC continued efforts to reduce the costs of materials purchased from outside suppliers. Through these and other activities, NEC has achieved some positive results in the development and production of hardware. In the fiscal year ended March 31, 2005, these activities were expanded to include the fields of software and systems development, where NEC worked to upgrade its earnings power with respect to solutions that combine both hardware and software. In the SI area, profitability declined during the fiscal year ended March 31, 2004 due to certain unprofitable projects which were implemented to respond to new technologies, realize new markets or customer development projects, and meet sophisticated and complicated customer needs. In the fiscal year ended March 31, 2005, profitability improved since NEC attempted to reduce the number of unprofitable projects by utilizing know-how developed in responding to new technologies in the previous fiscal year, enhancing implementation of pre-order screening and performing more efficient project management. Furthermore, in the field of mobile handset development, efforts were made to reduce development costs by innovating development processes. This came in response to a rapid increase in the scale of software development in step with the proliferation of 3G mobile phone services and an increase in the number of handset models under development. NEC has reorganized its operations in order to strengthen its responsiveness to market conditions, so that it can steadily seize growth opportunities in the coming full-fledged ubiquitous networked society.

With respect to implementing concrete growth strategies, amid advancements in broadband and mobile network environments, NEC has been providing an expanding range of Integrated IT/Network solutions. One example of a service platform built for a communications service provider was the construction of a backup center for NTT DoCoMo Inc.'s i-mode gateway system CiRCUS. This backup system supports the i-mode service, which is used by some 44 million subscribers. It is one of the world's largest mission-critical systems built on a open architecture that can provide services 24 hours a day, 365 days a year, without any interruptions. For backbone systems for enterprises, NEC has developed and delivered a convergent fixed-line and mobile communications solution that directly links internal telephone networks using 3G mobile handsets to business process systems. These accomplishments were realized through the convergence of the strengths of both NEC's IT and networking technologies. In the mobile handset area, while working to expand overseas businesses centered on China and based on leading-edge technologies developed in Japan, NEC took actions to improve the efficiency of software development, which has been growing in step with increases in functions and handset models. In the Electron Devices business, NEC has built a production line for 300-mm wafers in a move to strengthen its ability to deliver leading-edge products for which demand is rapidly growing.

With respect to its efforts to focus on its key business, NEC sold its plasma display operations. Elpida Memory, to which NEC transferred its general-purpose DRAM business, has secured its own means of raising funds from the capital markets by listing on the Tokyo Stock Exchange in November 2004.

As a result of these measures, consolidated net sales for the fiscal year ended March 31, 2005 were ¥4,855.1 billion ($45,375 million), a decrease of 1% as compared with the previous fiscal year. Consolidated income before income taxes for the fiscal year ended March 31, 2005 were ¥115.7 billion ($1,081 million), a decrease of ¥44.9 billion as compared with the previous fiscal year. This is mainly due to the mobile handsets area, which experienced decreased sales and increased development costs, and the semiconductors area, which was negatively affected by inventory adjustments by customers. These factors outweighed improved profitability in the areas of fixed-line communications systems and IT Solutions.

Measures to be Taken in Fiscal Year Ending March 31, 2006

Aiming to respond to changes in its business environment, seize new business opportunities, and drive further growth as the full-fledged ubiquitous networked society approaches, NEC has positioned the fiscal year ending March 31, 2006 as the year to revitalize the execution of growth strategies. NEC will take action to cultivate new sources of earnings by creating new markets and businesses on its own initiative, while continuing total process reforms to further enhance its ability to generate earnings.

Firstly, NEC will seek to quickly and precisely identify changes in market conditions by closely following customer trends and will seek to provide integrated solutions that fulfill customers' needs. Furthermore, it will actively press ahead with the global development of its integrated solutions area originating in Asia, including China.

Secondly, in the area of software/services, in order to strengthen its core competencies, which include its SI and software development capabilities, NEC has been dynamically reorganizing its management resources in this area. As the first stage of this process, NEC Soft, Ltd. ("NEC Soft") and NEC System Technologies, Ltd. ("NEC System Technologies") were made wholly owned subsidiaries of NEC in June 2005. In a further step, NEC has converted ABeam Consulting Ltd. ("ABeam Consulting") into a subsidiary as part of efforts to strengthen consulting capabilities in the SI area. Through these and other initiatives, NEC is working to reduce costs by continuing total process reforms, while maximizing its strengths to meet customer needs.

Moreover, NEC will concentrate on developing hardware to drive further growth across the entire SI area. Hardware products will include servers and storage devices that fulfill customers' needs by utilizing the most of world-leading broadband and mobile infrastructure available in Japan and NEC's core technologies, including those that offer high reliability and security, in IT and networking areas.

Through these and other measures, NEC will promote its business expansion and improve its profitability, while developing into a company of global excellence.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of NEC's financial condition and results of operations discuss NEC's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of NEC's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date of the financial statements, as well as the reported amounts of revenues and expenses for the reporting period. Actual results could differ from estimated results.

Management believes that the estimates and assumptions used in applying the following critical accounting policies affect NEC's consolidated financial statements significantly.

Marketable Securities and Other Investments

NEC classifies its marketable equity securities and debt securities as available-for-sale. These securities are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in the value related to the marketable security is deemed to be other-than-temporary, NEC recognizes impairment to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, NEC evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities and other key measures. In fiscal 2004, impairment losses did not have any material effect due to a rebound in stock prices. Because stock prices remained steady in fiscal 2005, impairment losses did not have any material effect, nor did NEC book any material unrealized losses. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

Future adverse changes in market conditions or poor operating results of the companies whose marketable securities are held by NEC could result in losses or an inability to recover the cost of the marketable securities, thereby possibly requiring an impairment charge in the future.

Pension and Severance Plans

NEC recognized costs and liabilities of pension and severance plans that are developed from actuarial valuations. Changes in the related pension and severance costs and liabilities may occur in the future due to changes in assumptions or in the number of employees covered. Inherent in these valuations are key assumptions including the expected long-term rate of return on plan assets and the discount rate.

The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecasts, taking into consideration the asset allocation policy. A 50-basis point decrease in the expected long-term rate of return on pension assets would have resulted in an increase of pension expense in fiscal 2005 by approximately ¥2.5 billion. NEC assumed that the expected long-term rate of return on pension assets was 4.0% in fiscal 2004 and 2.5% in fiscal 2005.

Deferred Tax

NEC currently has deferred tax assets resulting from net operating loss carryforwards, and deductible temporary differences, both of which will reduce taxable income in the future.

When there is uncertainty regarding realization of deferred tax assets, a valuation allowance is recognized to reduce our deferred tax assets to an amount that is more likely than not to be realized. In determining whether a valuation allowance is required, NEC considers:

— future earnings potential determined based upon internal forecasts;

— cumulative pre-tax income excluding special charges during the previous three years;

— tax planning that is available;
— the extended period of the realization of temporary differences resulting from accrued pension and severance costs, investments in subsidiaries and other factors; and
— the history of having had no significant loss carryforwards expire in the past.

NEC believes that it will be able to realize deferred tax assets based on loss carryforwards through future income without additional tax planning. This conclusion is based on not only our estimated future earnings potential, but also on our history of having had no significant loss carryforwards expire in the past as well as improvements in business results since the fiscal year ended March 31, 2003.

A significant portion of the deferred tax assets are related to accrued pension and severance costs and investments. Temporary differences for accrued pension and severance costs will be realized as they are funded or paid although there may be an extended period of realization. Deferred tax assets related to investments will generally be realized by restructurings such as the sale or liquidation of the investee.

In the event that market conditions or results of operations improve significantly, and we determine that realization of deferred tax assets in the future in excess of the net amount recorded is more likely than not, an adjustment to the deferred tax assets would increase income in the period in which such determination is made. Likewise, in the event of a deterioration in market conditions or results of operations, in which NEC were to determine that it is not more likely than not all or part of its net deferred tax assets, an adjustment to deferred tax assets would decrease income in the period such determination was made.

Impairment of Long-Lived Assets

Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

In determining the fair value of the respective assets, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. If these estimates or assumptions change in the future, NEC may be required to record impairment charges.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are tested for impairment instead of being amortized. NEC performs impairment tests of these assets annually, or more frequently if events or circumstances indicate that assets might be impaired. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Intangible assets with indefinite lives are tested for impairment by comparing the fair values of those assets with their carrying amounts. NEC performs an annual impairment test of goodwill in the fourth quarter of each fiscal year, or whenever there are specific signs of impairment. NEC performed an impairment test as of December 31, 2004, and recognized no impairment of goodwill for fiscal 2005.

In performing impairment tests based on a discounted future cash flow approach, NEC must make estimates and assumptions regarding estimated future cash flows and other factors. Although there are inherent uncertainties, estimates and assumptions are consistent with its internal planning. If these estimates or their related assumptions change in the future, NEC may be required to record an impairment charge on each respective asset.

EFFECT OF NEW ACCOUNTING STANDARDS

In December 2004, the U.S. Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123 (R)"). SFAS No. 123 (R) requires the fair-value recognition of all stock-based compensation for employees, including grants of employee stock options. SFAS No. 123 (R) will be effective at the beginning of the first fiscal year beginning after June 15, 2005. NEC is scheduled to adopt SFAS No. 123 (R) effective on April 1, 2006, and has not determined what effect, if any, this new accounting standard will have on its results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of ARB No. 43, Chapter 4* ("SFAS No. 151"). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" in ARB No. 43. Additionally, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. NEC is scheduled to adopt SFAS No. 151 effective on April 1, 2006, and has not determined what effect, if any, this new accounting standard will have on its results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29* ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 will be effective for fiscal periods beginning after June 15, 2005. NEC is scheduled to adopt SFAS No. 153 effective on April 1, 2006, and has not determined what effect, if any, this new accounting standard will have on its results of operations and financial position.

RESULTS OF OPERATIONS

During the fiscal year ended March 31, 2005, despite the escalating price of crude oil, economic growth continued in many developed countries, including the U.S., and high growth was sustained in Asian nations, including China, due to an increase in capital expenditures and other factors.

There was sustained, steady growth in the Japanese economy in the first half of the fiscal year ended March 31, 2005 resulting from an increase in exports to Asia, focused mainly on China, and higher capital expenditures. However, lackluster consumer spending in the second half led to a slowdown in economic growth.

The electronics industry in Japan experienced increased demand for digital home electronics products such as flat panel televisions and DVD recorders. IT services also grew moderately due to a recovery in IT and network investments by enterprises in Japan. However, mobile handsets showed sluggish growth due to high permeation in the Japanese market. Overseas, there was steady growth principally due to demand for PCs and mobile handsets.

With respect to semiconductors and other electronic components, although there was an increase in demand in both Japan and overseas markets in the first half due to brisk sales of digital home electronics products, demand decreased in the second half due to inventory adjustments by customers.

Net sales for the fiscal year ended March 31, 2005 were ¥4,855.1 billion ($45,375 million), a decrease of 1% compared with the previous fiscal year. This was principally due to a significant decrease in mobile handset sales, despite steady sales in the SI and fixed-line communications systems areas supported by the recovery in IT and network investments by enterprises, and higher sales of mobile communications systems in the mobile area.

Income before income taxes for the fiscal year ended March 31, 2005 decreased ¥44.9 billion from the previous fiscal year to ¥115.7 billion ($1,081 million). This was mainly due to a decrease in mobile handset sales and an increase in development costs for mobile handsets, and sluggish demand in the semiconductor area, despite improvement in profitability in the SI and fixed-line communications systems areas. Net income for the fiscal year ended March 31, 2005 increased ¥26.8 billion compared with the previous fiscal year to ¥67.9 billion ($634 million). This was due to an improvement in equity in earnings (losses) of affiliated companies mainly reflecting an improvement in income of affiliated companies accounted for by the equity method, and a gain due to stock issuances of Elpida Memory which completed an initial public offering.

On the other hand, free cash flows (the sum of cash flows from operating activities and investing activities) for the fiscal year ended March 31, 2005 comprised cash inflows of ¥42.0 billion ($393 million). The balance of interest-bearing debt at March 31, 2005 amounted to ¥1,156.2 billion ($10,806 million), a reduction of ¥14.8 billion as compared with the end of the previous fiscal year, as a result of the implementation of continual reduction measures. Debt-equity ratio (a ratio obtained by dividing interest-bearing debt by shareholders' equity) at March 31, 2005 was 1.46 an improvement of 0.19 points as compared with the end of the previous fiscal year.

In addition, the balance of interest-bearing debt (net), obtained by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to ¥661.9 billion ($6,186 million) at March 31, 2005, a reduction of ¥12.3 billion as compared with the end of the previous fiscal year. Net debt-equity ratio (a ratio obtained by dividing interest-bearing debt (net) by shareholders' equity) was 0.83 at March 31, 2005 an improvement of 0.12 points as compared with the end of the previous fiscal year.

Net Sales

In fiscal 2005, NEC's consolidated net sales decreased 1%, or ¥51.7 billion, to ¥4,855.1 billion ($45,375 million). The IT Solutions business reported higher sales, mainly due to contributions from the areas of SI and software. The Network Solutions business also recorded higher sales, but this was mainly a reflection of sales growth in mobile communications systems and fixed-line communications systems outweighing the decrease in sales of mobile handsets. The Electron Devices business posted lower sales due to the sale of the plasma display business and a slowdown in the semiconductor market.

By geographical location of customers, net sales to Japanese customers decreased 5%, or ¥177.3 billion, to ¥3,553.5 billion ($33,210 million). This was mainly due to a decrease in sales of second-generation mobile handsets, which were strong in the previous fiscal year. Overseas sales increased 11%, or ¥125.6 billion, to ¥1,301.6 billion ($12,165 million), primarily due to steady sales of 2.5G mobile handsets for overseas markets.

Sales denominated in foreign currencies in fiscal 2005, principally the U.S. dollar and Euro, were ¥1,192.5 billion ($11,145 million), an increase of 9%, or ¥100.3 billion, compared with the previous fiscal year. Consequently, foreign currency denominated sales represented 25% of net sales. Fluctuations in exchange rates had a negligible effect on earnings due to a variety of hedging measures to reduce fluctuation risks, such as forward exchange contracts and balancing foreign-currency denominated sales and procurement.

Subsidy Related to Transfer of Substitutional Portion of Employee Pension Fund Liabilities, Net of Settlement Loss of ¥12,607 Million

In fiscal 2003, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of its contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval of the Japanese government in fiscal 2004 and fiscal 2005, with the transfer to the Japanese government from the assets of the pension plans, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. NEC accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized net gains of ¥8.2 billion in fiscal 2004 and ¥0.7 billion ($6 million) in fiscal 2005 (see Note 11 to our Consolidated Financial Statements on page 70).

Gain on Sale of Investments in Securities, Net of Loss on Sale and Impairment

NEC booked a gain on sales of investments in securities, net of loss on sale and impairment, of ¥43.4 billion ($406 million) a year-on-year increase of ¥29.3 billion, mainly reflecting the recognition of gain on transfer of marketable securities to the pension trust and sale of shares in affiliated companies.

Cost of Sales

Cost of sales in fiscal 2005 increased ¥23.8 billion to ¥3,646.8 billion ($34,082 million) over the previous fiscal year. As a percentage of net sales, cost of sales increased 1.3 percentage points to 75.1%. This mainly reflected intensified price competition in overseas mobile handset markets and lackluster demand in the semiconductor area, despite efforts to enhance profitability through stronger project management and process reforms.

Research and Development Expenses

R&D expenses climbed ¥18.7 billion to ¥275.3 billion ($2,573 million) compared with the previous fiscal year. This was mainly attributable to rising development costs to respond to new technologies primarily in the Network Solutions business.

Selling, General and Administrative Expenses

SG&A expenses in fiscal 2005 decreased ¥50.2 billion year on year to ¥802.5 billion ($7,500 million). This decrease was mainly due to the conversion of an affiliated company from consolidated subsidiary to an affiliated company accounted for by the equity method following the sale of part of NEC's shareholding in the affiliated company at the end of the previous fiscal year. As a percentage of net sales, SG&A expenses improved 0.9 of a percentage point to 16.5%.

Restructuring Charges

Restructuring charges decreased ¥11.3 billion from the previous fiscal year to ¥5.9 billion ($55 million). This was mainly a reflection of charges for the loss incurred for the disposal and write-down of assets in the IT Solutions and Network Solutions business that were booked in the previous fiscal year (see Note 20 to our Consolidated Financial Statements on page 83).

Loss on Sale or Disposal of Fixed Assets, Net

NEC booked a loss on sale or disposal of fixed assets, net of ¥14.4 billion ($135 million) in fiscal 2005, compared with a gain of ¥7.3 billion in the previous fiscal year. The previous fiscal year's gain was mainly attributable to gains on the sale of land and buildings associated with the realignment of operating facilities. This fiscal year's loss was mainly due to the sale and disposal of some of our facilities for facility-restoration purposes.

Income Before Income Taxes

Income before income taxes was ¥115.7 billion ($1,081 million), a decrease of ¥44.9 billion compared with the previous fiscal year. This mainly reflected decreasing sales and increasing development costs of mobile handsets, and a downturn in demand in the semiconductor area, despite enhanced profitability in the areas of SI and fixed-line communications systems achieved through total process reforms and other means.

Equity in Earnings (Losses) of Affiliated Companies

NEC recorded equity in earnings of affiliated companies in fiscal 2005 of ¥32.6 billion ($305 million), an improvement of ¥50.4 billion compared with the previous fiscal year. This mainly reflected improved financial results of affiliated companies accounted for by the equity method as well as a gain of ¥25.0 billion ($234 million) that resulted from stock issuances by Elpida Memory which completed an initial public offering (see Note 4 to our Consolidated Financial Statements on page 64).

Income Taxes

As of March 31, 2005, we had deferred tax assets of ¥506.1 billion ($4,730 million) net of valuation allowance of ¥47.8 billion ($447 million) and deferred tax liabilities of ¥89.6 billion ($837 million). Major differences between income before income taxes for financial reporting purposes and for income tax purposes include the utilization of operating loss carryforwards, and the non-deductibility of certain expenses (see Note 12 to our Consolidated Financial Statements on page 73).

We have filed a consolidated tax return for NEC and its domestic wholly-owned subsidiaries since the fiscal year ended March 31, 2003. Japanese income tax regulations permit the carryforwards of tax losses in a Japanese entity as an offset against its taxable income during the subsequent seven years. Operating loss carryforwards expire at the end of the seven-year period.

Our valuation allowance of ¥47.8 billion ($447 million) at March 31, 2005 reflected (i) ¥12.0 billion ($112 million) for deferred tax assets arising from loss carryforwards of certain consolidated subsidiaries and (ii) ¥35.8 billion ($335 million) mainly for deferred tax assets arising from tax deductible temporary differences recorded by subsidiaries in a loss position. At March 31, 2005, our operating loss carryforwards of ¥183.7 billion ($1,717 million) reflected (i) ¥109.5 billion ($1,023 million) related to foreign subsidiaries for which deferred tax assets of ¥7.8 billion ($73 million) and valuation allowance of ¥3.4 billion ($32 million) were recorded and (ii) ¥74.2 billion ($693 million) related to domestic companies for which deferred tax assets of ¥36.6 billion ($342 million) and valuation allowance of ¥8.6 billion ($81 million) were recorded. In determining the amount of valuation allowance, we consider all available evidence (see Critical Accounting Policies and Estimates on page 43).

Net Income

Despite the decrease in income before income taxes, due to the sharp improvement in equity in earnings of affiliated companies, NEC recorded net income of ¥67.9 billion ($634 million), an increase of ¥26.8 billion from the previous fiscal year.

Comprehensive Income (Loss)

NEC recorded comprehensive income in fiscal 2005 of ¥93.3 billion ($872 million). In addition to the recording of net income, this reflected other comprehensive income of ¥25.4 billion ($237 million) due to a decrease in the minimum pension liability adjustment, which reflected the transfer of substitutional portion of employee pension fund liabilities (see Note 13 to our Consolidated Financial Statements on page 75).

Dividends

In addition to moving forward with the restructuring of its business, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period, the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

NEC has declared an annual dividend of ¥6 ($0.06) per share of common stock for fiscal 2005, including an interim dividend of ¥3 ($0.03) per share of common stock.

Capital Expenditures

Capital expenditures increased 25% year on year to ¥217.8 billion ($2,035 million), mainly a reflection of new measures to reinforce production lines in the semiconductor area.

REVIEW OF OPERATIONS BY BUSINESS SEGMENT

The NEC group is primarily engaged in three business segments in the electronics business: IT Solutions business, Network Solutions business and Electron Devices business. Effective from fiscal 2004, the leasing business was excluded from these business segments following the conversion of NEC Leasing, Ltd. into an equity-method affiliate, as a result of the sale of a portion of NEC's ownership interest in this company in March 2003. Until fiscal 2003, the leasing business was included in NEC's business segments.

In fiscal 2005, NEC's electronics business recorded sales of ¥4,855.1 billion ($45,375 million), an decrease of ¥51.7 billion, or 1%, from the previous fiscal year. Total segment profit was ¥131.2 billion ($1,226 million), a decrease of ¥51.5 billion from the previous fiscal year.

The following is a review of results of operations for each business segment for the fiscal year ended March 31, 2005. Sales and segment profit figures for each segment include intersegment transactions (see Note 23 to our Consolidated Financial Statements on page 85).

IT SOLUTIONS BUSINESS

Sales

As the Japanese economy headed toward recovery on the back of improved corporate financial results, IT investment in Japan also gradually returned to a recovery track. On the other hand, the amount of IT Investment did not increase significantly since customers maintained their emphasis on investment returns and intensified competition continued to push down prices.

In this environment, sales in the IT Solutions business were ¥2,144.4 billion ($20,041 million), an increase of 2% from the previous fiscal year. Higher sales were recorded in the areas of SI and software. For the public sector, NEC renewed existing systems and constructed systems mainly related to e-government and mergers between local governments. For the private sector, demand was steady for a variety of system construction projects, including for upgrades of enterprise SCM (Supply Chain Management) systems, centered on certain manufacturing sectors taking a proactive approach to IT investments. In new technology domains, NEC constructed open business process systems fully based on Java technology in a progressive undertaking for the financial services sector, among other initiatives. Furthermore, NEC expanded the construction of platforms for enterprises to share information on a global basis, as well as for *area in the integrated IT/Networks domain relating to IP, mobile, RFID using IC tags and security.*

SALES


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On the other hand, sales in computer platforms decreased due to the absence of a large-scale project like that found in the previous fiscal year, the shift to lower-priced products and declining unit prices, despite higher shipments of open servers such as IA servers and optical disk drives. In the personal solutions area, while the increase in shipments of PCs for the consumer market slowed due to lackluster market conditions in Japan, replacement demand for PCs at companies grew steadily.

Segment Profit

Segment profit amounted to ¥102.3 billion ($956 million), an increase of ¥10.5 billion from the previous fiscal year. This was primarily due to improved profitability in the SI area. In this area, profitability had deteriorated in the second half of the previous fiscal year due to unprofitabile projects caused by an increase in projects using new technologies, including introductions of digital terrestrial broadcasting systems and constructions of computing systems fully based on Java technology and by more sophisticated and complicated customer requirements. In response, while utilizing the know-how developed in responding to new technologies in the previous fiscal year, NEC reinforced measures to improve profitability such as upgrading pre-order screening and project management, and raising productivity in software development. As a result, profitability improved because NEC managed to sharply reduce the number of unprofitable projects in the fiscal year ended March 31, 2005.

In the areas of computer platforms and personal solutions, NEC made efforts to lower materials costs and upgrade its supply chain amid difficult market conditions characterized by a sharp decline in prices.

NETWORK SOLUTIONS BUSINESS

Sales

Sales in the Network Solutions business were ¥1,892.0 billion ($17,682 million), an increase of 7% compared with the previous fiscal year. Despite declining mobile handset sales, overall sales growth was fueled by higher sales of mobile communications systems, as well as fixed-line communications systems mainly in Japan.

For fixed-line communication systems, overall sales to the Japanese market steadily increased. This market has seen rising demand for infrastructure construction projects for communications service providers and broadcasters to offer new services. NEC has constructed a service platform that enables NTT DoCoMo to provide email and Web access services, among other projects. An increasing number of companies are introducing VoIP systems that enable voice communications using IP technology

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and shifting to broadband networks, which in turn has increased security-related needs. As an example of one solution addressing these needs, NEC has made use of 3G FOMA mobile handsets to develop and deliver mobile office solutions for the construction of local IP telephone networks.

In the area of mobile communications systems, sales increased due to vigorous investment in 3G infrastructure worldwide and other factors. For the Japanese market, NEC recorded steady shipments on the back of enhanced mobile-phone service areas, which were expanded to inside buildings, underground floors, and other locations, as well as investments aimed at the launch of fixed-rate packet communications services in June 2004. For overseas markets, 3G infrastructure investments have steadily begun, centered on European countries, supporting brisk shipments at NEC. Sales of base transceiver systems, including those for second-generation ("2G") mobile communications service providers, also increased.

For mobile handsets, NEC is working to aggressively expand into overseas markets, particularly China, leveraging its technologies and know-how cultivated in its domestic mobile handset area. In the fiscal year ended March 31, 2005, NEC reported lower mobile handset shipments to the Japanese market, due to slower growth in new subscribers reflecting the maturing mobile handset market as well as lackluster replacement demand for new handsets. On the other hand, as the transition to 3G services gained ground, NEC worked to bring attractive 3G terminals to market, such as terminals for NTT DoCoMo with embedded non-contact IC cards for shopping at retail outlets such as convenience stores and making payments over the Internet, as well as terminals compatible with overseas 3G/2G services. For the Chinese market, NEC sought to lay the groundwork for success by realigning its network of local subsidiaries to focus on the mobile area and newly appointing a local senior executive. By incorporating local resources, such as design agencies and EMS (electronics manufacturing service) companies, into a supply chain that extends from development to procurement, production, sales and maintenance, NEC reduced development costs and fixed expenses while increasing shipments. For other overseas businesses centered on European markets, performance remained on par with the previous fiscal year.

Segment Profit

Segment profit was ¥26.5 billion ($247 million), a decrease of ¥41.4 billion from the previous fiscal year. This was mainly due to a decrease in sales and an increase in development costs of mobile handsets despite an improvement of profitability in the fixed-line communications systems area. In the area of fixed-line communications systems, profitability improved on the back of higher shipments and the benefits of measures to shift to a more streamlined business structure, including more focused product development and realignment of manufacturing facilities. In the area of mobile communications systems, profit rose due to increased sales. On the other hand, in addition to a decrease in mobile handset shipments in Japan, sharp increases in development costs and expenses required to promote sales of 3G terminals overseas substantially reduced the profitability of mobile handsets. The increase in development costs was mainly due to our efforts to stabilized chipsets for 3G terminals for overseas markets, meet additional software requirements associated with the higher functionality of mobile terminals, and undertake development on a larger scale due to an increase in the number of handset models under development. To raise development efficiency and restore profitability as early as possible, NEC developed a Linux-based development platform, which can utilize a broad range of application software with outstanding functionality and general versatility. In addition, NEC implemented development process reforms that included shifting to a development system organized around functions instead of handset models.

ELECTRON DEVICES BUSINESS

Sales

Sales of the Electron Devices business were ¥868.7 billion ($8,118 million), a decrease of 7% from the previous fiscal year. This decrease was primarily due to the transfer of the plasma display business and the termination of the general-purpose DRAM foundry business. NEC has been transferring development, production and sales of general-purpose DRAMs to Elpida Memory, and the termination of the general-purpose DRAM foundry business marks the completion of this transfer of general-purpose DRAM operations.

In the fiscal year ended March 31, 2005, electron devices-related markets saw extremely healthy demand in the first half of the year continuing from the previous fiscal year, underpinned mainly by an upturn in demand for PCs, the spread of 3G mobile handsets and brisk sales of digital home electronics. In stark contrast, there was a sharp deterioration in demand from the summer onward, as client equipment manufacturers implemented production adjustments and reduced parts procurement.


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In the semiconductor area, which comprises the majority of the Electron Devices business, NEC recorded steady sales of semiconductors in the first half of fiscal 2005, mainly for use in digital home electronics, PCs and peripherals, automobiles and industrial machinery in step with growing demand for semiconductors. In the second half, however, semiconductor sales decreased in all but the automobile and industrial machinery fields, reflecting sluggish demand due to production adjustments by customers.

In displays, NEC transferred the low-margin plasma display business as part of structural reforms of underperforming businesses. The color LCD area saw strong sales of color LCDs for industrial use, a key area of focus. For general-purpose LCDs for PCs and monitors, NEC is generating royalties from the licensing of technologies to a joint venture established with SVA (Group) Co., Ltd., a Chinese IT company.

In the area of electronic components and others, NEC reported steady sales, driven mainly by core products such as capacitors, where NEC has a significant competitive edge.

Segment Profit

Segment profit amounted to ¥37.2 billion ($347 million), a decrease of ¥17.1 billion from the previous fiscal year.

In the areas of display and electronic components and others, profitability improved due to structural reforms. In the semiconductor area, which represents the majority of segment profit for the Electron Devices business, profitability was partly affected by a downturn in sales in the second half due to lackluster demand. In this context, segment profit declined year on year as measures aimed mainly at improving productivity and raising cost effectiveness were unable to offset higher capital expenditures for the construction of a 300-mm wafer production line and higher R&D expenses. Moving forward, NEC aims to improve earnings over the medium term by leveraging our earlier investments in facilities and product development.

OTHERS

Sales

Sales of the "Others" segment, which consists of the manufacture and sale of semiconductor manufacturing equipment and LCD projectors as well as information and network system construction, were ¥649.1 billion ($6,067 million), a decrease of 5% from the previous fiscal year. This was mainly because Japan Aviation Electronics Industry, Ltd., which previously was a subsidiary of NEC Corporation, became an affiliated company accounted for by the equity method due to the sales of a part of its shares owned by NEC Corporation in March 2004.

Segment Profit

Segment profit amounted to ¥11.6 billion ($108 million), an increase of ¥0.8 billion from the previous fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Basic Liquidity Management Policy

NEC's basic liquidity management policy is to maintain the sum of cash and cash equivalents and committed credit facilities with financial institutions at a level equivalent to approximately two months of net sales. Committed credit facilities mean facilities committed by financial institutions under which loans will be made on a request basis to the extent of agreed amount under certain terms and conditions. Cash and cash equivalents, together with committed credit facilities established with financial institutions, were ¥994.3 billion ($9,293 million) at the end of fiscal 2005. This included cash and cash equivalents of ¥494.3 billion ($4,619 million) and the unused portion of ¥500.0 billion ($4,674 million) of total long-term and short-term committed credit facilities of ¥520.0 billion ($4,860 million). This is equivalent to roughly 2.5 times average monthly sales in fiscal 2005. This level mainly reflected NEC's policy of retaining a more-than-adequate supply of cash and cash equivalents largely to cope with any rapidly arising capital-expenditure needs in the semiconductor business, and ensuring flexible financial strategies. To this end, NEC retains committed credit facilities.

Cash and cash equivalents are mainly denominated in yen as well as other denominations that include U.S. dollars and Euros.

Capital Resources

NEC maintains credit facilities that it believes are sufficient to meet its short- and long-term funding needs.

With regard to short-term financing, NEC relies primarily on commercial paper ("CP") in Japan to provide short-term financing for operating purposes. NEC has a ¥550.0 billion ($5,140 million) CP program. To prepare for unexpected short-term funding needs or instability in fund procurement through the issue of CP, NEC maintains committed credit facilities of ¥420.0 billion ($3,925 million) to ensure that funds may be borrowed from financial institutions at all times. Of this amount, ¥100.0 billion ($935 million) represents a committed credit facility with a contract period effective from March 2003 through March 2006 that enables NEC to obtain short-term loans. This committed credit facility contains a clause that will revoke the facility in the event that NEC Corporation's rating (given by Rating and Investment Information, Inc.) is downgraded by five notches, from A at present to BB+ or lower.

With regard to long-term financing, NEC has a ¥300.0 billion ($2,804 million) straight bond issuance program in Japan. In addition to the above, NEC Corporation and our U.K. financial subsidiary also jointly have a medium-term note ("MTN") program with a program limit of $2,000 million to flexibly meet medium- and long-term funding needs worldwide.

In fiscal 2005, NEC established a committed credit facility of ¥100.0 billion ($935 million) to ensure that it can meet long-term funding requirements that may arise in the near future. During the contracted period over the next three years, this credit facility will give NEC a framework for flexibly taking out long-term loans with terms of up to eight years. This long-term committed credit facility contains a clause that will revoke the facility in the event that NEC Corporation's rating (given by Rating and Investment Information, Inc.) is downgraded by five notches, from A at present to BB+ or lower.

In fiscal 2005, NEC did not procure funds through the issuance of new shares or bonds. However, during the same fiscal year, NEC Electronics Corporation, which is our consolidated subsidiary issued bonds with stock acquisition rights to procure ¥110.0 billion ($1,028 million). These funds will be used to finance flexible investments in new facilities in support of sales and earnings growth over the medium and long terms, and will be used for the partial repayment of interest-bearing debt, and to provide working capital.

NEC's basic policy regarding the structure of liabilities on our balance sheets is to maintain a balanced mix of fund procurement from debt and capital market instruments, while securing adequate long-term funds, from the standpoint of satisfying funding requirements in a stable manner.

As of March 31	2004	**2005**
Long-term fund procurement*1	69%	**68%**
Use of capital market instruments*2	70%	**74%**

*1 Long-term fund procurement is calculated by dividing the sum of bonds and long-term debt by interest-bearing debt.
*2 Use of capital market instruments is calculated by dividing bonds and CPs by interest-bearing debt.

As of March 31, 2005, long-term fund procurement accounted for 68% of total funds procured, while the use of capital market instruments accounted for 74% of total funding. Short-term borrowings include loans from banks and insurance companies, and the average interest rate for fiscal 2005 was 0.49%. Long-term debt includes secured or unsecured floating-interest loans from banks and insurance companies, straight bonds and convertible bonds with fixed interest rates. There are no limitations on the use of these funds.

Cash Flows

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Net Cash Provided by (Used in):				
Operating activities	¥ 247.5	¥ 328.5	**¥ 164.6**	**$ 1,538**
Investing activities	(11.6)	(69.1)	**(122.5)**	**(1,145)**
Financing activities	(262.7)	(102.8)	**(50.3)**	**(470)**
Effect of exchange rate changes on cash and cash equivalents	(6.6)	(4.2)	**5.7**	**54**
Net increase (decrease) in cash and cash equivalents	¥ (33.4)	¥ 152.4	**¥ (2.5)**	**$ (23)**

Cash and cash equivalents at the end of fiscal 2005 were ¥494.3 billion ($4,619 million), a decrease of ¥2.5 billion from the previous fiscal year.

Net cash provided by operating activities in fiscal 2005 was ¥164.6 billion ($1,538 million), ¥163.9 billion less than in the previous fiscal year. This mainly reflected an increase in the payments of notes and accounts payable, primarily in line with increased procurement of raw materials from overseas suppliers requiring shorter payment periods. Depreciation fell ¥12.2 billion to ¥166.5 billion ($1,556 million), primarily reflecting the leasing of facilities and the sale of property, plant and equipment accompanying the realignment of NEC's network of operating bases, despite an increase of ¥43.8 billion in capital expenditures.

Net cash used in investing activities in fiscal 2005 was ¥122.5 billion ($1,145 million), ¥53.4 billion higher than in fiscal 2004, due mainly to tender offers made for shares of NEC Soft and NEC System Technologies in fiscal 2005, as well as an investment in ABeam Consulting. This increase also reflected the absence of the previous fiscal year's net proceeds from the sale of shares in affiliates in connection with the listing of subsidiaries.

Net cash used in financing activities was ¥50.3 billion ($470 million). The main uses of cash were for the redemption of bonds and dividends paid, which were partly offset by proceeds from the issuance of bonds with stock acquisition rights.

As of March 31, 2005, notes and accounts receivable, trade, was ¥916.6 billion ($8,566 million) while notes and accounts payable, trade, was ¥847.6 billion ($7,921 million). Accounts receivable turnover, the ratio of notes and accounts receivable, trade, to average daily net sales, was 69 days. Accounts payable turnover, the ratio of notes and accounts payable, trade, to average daily cost of sales, was 85 days. For the purpose of diversifying fund procurement methods and streamlining its balance sheets, NEC has several securitization programs under which certain trade receivables are sold without recourse to special purpose entities (see Note 17 to our Consolidated Financial Statements on page 81).

NEC's main future funding requirements are working capital, capital expenditures and debt repayments. We believe that long- and short-term credit facilities and cash flows from operating activities are sufficient to meet these funding requirements in fiscal 2006. However, in the event that cash flows from operating activities fall below projections, NEC may be required to take out additional borrowings or issue shares or other securities.

Ratings

As of March 31, 2005, NEC Corporation's short-term credit rating was a-1 (Rating and Investment Information), P-2 (Moody's Investors Service) and A-2 (Standard and Poor's Rating services) and its long-term credit ratings were A (Rating and Investment Information), Baa1 (Moody's Investors Service) and BBB (Standard and Poor's Rating services). In December 2004, NEC Corporation's long-term credit rating from Moody's Investors Service was raised from Baa2 to Baa1.

Cash Management

NEC centralizes the management of funds worldwide through the use of cash management systems ("CMS") in Japan and overseas. These systems facilitate the efficient use of funds and reduction of interest-bearing debt.

In Japan, NEC Corporation centrally manages funding shortfalls and surpluses at major domestic consolidated subsidiaries using a CMS, and is responsible for operating the system and carrying out fund raising activities. Overseas, several financial subsidiaries covering the regions under their charge operate CMS, managing cash at consolidated subsidiaries in a similar manner as in Japan. Cash surpluses at overseas financial subsidiaries are centralized in NEC Corporation to coordinate the allocation of resources on a global scale.

NEC Electronics and its consolidated subsidiaries separately operate their own CMS so as to efficiently use funds throughout the group in Japan and overseas.

Assets, Liabilities and Shareholders' Equity

Total assets at the end of fiscal 2005 were ¥3,940.7 billion ($36,829 million), a decrease of ¥103.7 billion from the previous fiscal year end. This mainly reflected decreases in property, plant and equipment primarily due to the transfer of operations and sale of fixed assets, as well as lower current assets from a decline in inventories due to strengthening company-wide project management and the promotion of production innovation activities.

Current assets at the end of fiscal 2005 were ¥2,081.6 billion ($19,454 million), a decrease of ¥48.2 billion compared with the previous fiscal year end. Notes and accounts receivable, trade, net of the allowance for doubtful notes and accounts, increased ¥61.0 billion to ¥901.7 billion ($8,427 million) mainly due to a decrease in sales of the trade receivables based on NEC's securitization programs compared with the previous fiscal year end. Inventories decreased ¥41.1 billion to ¥528.9 billion ($4,943 million), due to production innovation measures and stronger project management.

Investments and long-term receivables decreased by ¥27.9 billion to ¥423.4 billion ($3,957 million). This mainly reflected a decline of ¥42.4 billion in marketable securities due to the transfer of marketable securities to the pension trust and sale of marketable securities, partly offset by an increase of ¥22.4 billion in investments in affiliated companies accounted for by the equity method in step with an improvement in equity in earnings (losses) of affiliated companies.

Property, plant and equipment was ¥726.4 billion ($6,789 million), decreased by ¥43.8 billion from the previous fiscal year end. The main reasons for the decrease were the sale of the plasma display business and the sale of semiconductor-related equipment to Hiroshima Elpida Memory, Inc.

Other assets were ¥709.3 billion ($6,629 million), an increase of ¥16.3 billion from the previous fiscal year end. This was mainly attributable to an increase of ¥35.9 billion in goodwill reflecting tender offers for shares in NEC Soft and NEC System Technologies and an investment in ABeam Consulting, partly offset by a decrease of ¥14.8 billion in long-term deferred tax assets.

Current and long-term liabilities as of the end of fiscal 2005 decreased by ¥189.3 billion to ¥2,922.2 billion ($27,311 million). Of this amount, interest-bearing debt, the sum of short-term borrowings, the current portion of long-term debt and long-term debt, decreased by ¥14.8 billion from the end of fiscal 2004 to ¥1,156.2 billion ($10,806 million). This reflected continuous efforts to reduce interest-bearing debt.

Accrued pension and severance costs decreased by ¥99.7 billion to ¥425.2 billion ($3,974 million) as compared with the end of the previous fiscal year. This was primarily due to transfer of marketable securities to the pension trust and a decrease in unrecognized benefit obligations mainly through the transfer of the substitutional portion of employee pension fund liabilities at certain consolidated subsidiaries.

As of March 31, 2005, shareholders' equity had increased ¥82.8 billion to ¥794.3 billion ($7,423 million). This mainly mirrored net income of ¥67.9 billion, along with an improvement of ¥25.4 billion in accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) is the sum of foreign currency translation adjustments, minimum pension liability adjustments, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments. The improvement in accumulated other comprehensive income (loss) was mainly due to an improvement of ¥28.9 billion in the minimum pension liability adjustment as compared with the end of the previous fiscal year, due mainly to the recording of pension and severance cost, in addition to the transfer of the substitutional portion of employee pension fund liabilities at certain consolidated subsidiaries. As a result, the shareholders' equity ratio at the end of fiscal 2005 increased to 20.2% from 17.6% at the end of fiscal 2004.

RESEARCH AND DEVELOPMENT ACTIVITIES

Since the establishment of its first research laboratory in 1939, NEC has consistently recognized that its R&D activities are a critical component of its success. NEC will therefore continue to devote significant financial, personnel and other resources to R&D efforts.

R&D expenses for fiscal 2003, 2004 and 2005 are shown in the table below:

	In billions of yen			In millions of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
R&D expenses	¥296.2	¥256.7	**¥275.3**	**$2,573**
As a percentage of net sales	6.3%	5.2%	**5.7%**	

R&D expenses in fiscal 2005 increased 7% year on year. R&D expenses in fiscal 2005 at the IT Solutions business, the Network Solutions business, the Electron Devices business and the Others were ¥46.2 billion ($432 million), ¥84.1 billion ($786 million), ¥113.5 billion ($1,060 million), and ¥31.5 billion ($295 million), respectively.

NEC conducts R&D activities at the research and development division and at the individual business units, which collaborate closely with each other.

NEC's business units conduct product and technology development at their own respective divisions. The activities of each of these business units are closely related to their operating activities and targeted markets. The research and development division collaborates closely with each of these business units in product and technology development activities.

The research and development division conducts medium and long-term R&D activities to develop fundamental technologies that will form the basis for NEC's future operations, in addition to new technologies that will significantly expand the operations of each business unit. These activities take place in various specialized laboratories located in Japan, the United States of America, Europe and China.

NEC conducts R&D activities in the areas of:

- Solutions and computer platform focused on e-commerce application platforms and mission-critical systems
- Broadband network systems and network solutions focused on mobile communications systems such as mobile handsets and third and fourth-generation mobile communications systems
- Integrated IT and network systems and its platform
- Semiconductor devices, particularly system LSIs
- Fundamental research in technologies needed to create new businesses, such as nanotechnology, biology and IT convergence technologies, and quantum IT

OFF-BALANCE SHEET ARRANGEMENTS

NEC has entered into various arrangements not reflected on our balance sheets that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources. These include guarantees, securitization of receivables, and variable interest entities.

- Guarantees

NEC's guarantees are provided in the ordinary course of business. NEC underwrites these guarantees considering the economic, liquidity and credit risk of the counterparty. NEC has guaranteed certain loans of its employees and affiliated companies, as well as financial arrangements for customers. Certain of these guarantees were secured by guarantees issued to NEC by other parties. NEC has issued residual value guarantees in connection with various operating leases. As of March 31, 2005, maximum potential future payments and collateral related to guarantees were ¥64.4 billion ($602 million) and ¥1.1 billion ($10 million), respectively. NEC does not expect these guarantees to have a material adverse effect on NEC's financial position or results of operations (see Note 22 to our Consolidated Financial Statements on page 84).

• Securitization of receivables

NEC has several securitization programs under which certain trade receivables are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to large financial institutions. In certain securitizations, NEC has retained a subordinated interest. Under a certain securitization program in Japan, NEC sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of NEC's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables (see Note 17 to our Consolidated Financial Statements on page 81).

• Variable interest entities

NEC uses several special purpose entities through which it leases equipment to overseas customers. The entities are considered variable interest entities in accordance with FASB Interpretation No. 46 (revised 2003). Although NEC provides financial support, including guarantees, to these entities and holds significant variable interests in them, NEC is not the primary beneficiary. Total assets held by the entities at March 31, 2005 were ¥75.9 billion ($709 million). NEC's maximum exposure to loss would be ¥4.4 billion ($41 million).

CONTRACTUAL OBLIGATIONS

The status of contractual obligations as of March 31, 2005, was as follows:

	In billions of yen				
		Payments due by period			
As of March 31, 2005	Total	Less than 1 year	1–3 years	3–5 years	5+ years
Long-term debt excluding capital leases	¥ 903.8	¥127.0	¥305.1	¥241.5	¥230.2
Capital leases	24.8	10.4	13.0	1.4	0
Operating leases	139.7	29.0	38.9	29.4	42.4
Total	¥1,068.3	¥166.4	¥357.0	¥272.3	¥272.6

	In millions of U.S. dollars				
		Payments due by period			
As of March 31, 2005	Total	Less than 1 year	1–3 years	3–5 years	5+ years
Long-term debt excluding capital leases	$8,446	$1,187	$2,852	$2,257	$2,151
Capital leases	232	97	121	13	0
Operating leases	1,306	271	364	275	396
Total	$9,984	$1,554	$3,337	$2,545	$2,547

Commitments for contractual obligations on the purchase of property, plant and equipment were ¥20.2 billion ($188 million) and will be paid within approximately one year.

The balance of guarantees, excluding guarantees for employees (maximum guarantee period: 19 years) was ¥44.5 billion ($416 million). Guarantees with periods less than 1 year, 1 to 3 years, 3 to 5 years and 5 years or more were ¥14.4 billion ($135 million), ¥5.1 billion ($48 million), ¥23.2 billion ($217 million) and ¥1.8 billion ($16 million), respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly net sales, net income and net income per share are as follows:

Year ended March 31	2004			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales (in billions of yen)	¥1,030.7	¥1,252.3	¥1,166.2	¥1,457.6
Net income (in billions of yen)	0.7	14.8	11.2	14.4
Net income per share—basic (in yen)	0.42	8.95	6.51	7.51
Net income per share—diluted (in yen)	0.40	8.15	6.00	6.92

Year ended March 31	2005			
	1st Quarter	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Net sales (in billions of yen)	**¥1,056.1**	**¥1,247.0**	**¥1,115.6**	**¥1,436.4**
Net income (in billions of yen)	**20.9**	**4.3**	**39.4**	**3.3**
Net income per share—basic (in yen)	**10.87**	**2.07**	**20.23**	**1.69**
Net income per share—diluted (in yen)	**10.08**	**1.95**	**18.65**	**1.60**
Net sales (in millions of U.S. dollars)	**$9,871**	**$11,654**	**$10,426**	**$13,424**
Net income (in millions of U.S. dollars)	**196**	**40**	**368**	**30**
Net income per share—basic (in U.S. dollars)	**0.10**	**0.02**	**0.19**	**0.02**
Net income per share—diluted (in U.S. dollars)	**0.09**	**0.02**	**0.17**	**0.01**

CONSOLIDATED BALANCE SHEETS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
As of March 31, 2004 and 2005

	In millions of yen		In thousands of U.S. dollars (Note 3)
ASSETS	2004	2005	2005
Current assets:			
Cash and cash equivalents	¥ 496,763	¥ 494,284	$ 4,619,477
Notes receivable, trade (Note 17)	17,759	16,356	152,860
Accounts receivable, trade (Note 17)	848,165	900,227	8,413,336
Allowance for doubtful notes and accounts	(25,219)	(14,887)	(139,131)
Inventories (Note 6)	570,026	528,923	4,943,206
Deferred tax assets (Note 12)	138,505	106,755	997,710
Prepaid expenses and other current assets	83,757	49,904	466,392
Total current assets	2,129,756	2,081,562	19,453,850
Investments and long-term receivables:			
Marketable securities (Note 5)	149,989	107,612	1,005,720
Investments and advances:			
Affiliated companies (Note 4)	164,620	187,011	1,747,766
Other (Note 5)	126,921	120,544	1,126,580
Long-term receivables, trade	9,843	8,274	77,327
	451,373	423,441	3,957,393
Property, plant and equipment (Notes 10 and 21):			
Land	99,254	96,565	902,477
Buildings	819,443	779,811	7,287,953
Machinery and equipment	1,756,485	1,720,698	16,081,290
Construction in progress	39,326	42,789	399,897
	2,714,508	2,639,863	24,671,617
Accumulated depreciation	(1,944,294)	(1,913,441)	(17,882,626)
	770,214	726,422	6,788,991
Other assets:			
Deferred tax assets (Note 12)	414,083	399,313	3,731,897
Goodwill (Notes 7 and 8)	20,993	56,934	532,093
License fees and other intangibles (Notes 7 and 8)	35,436	42,912	401,047
Other (Note 9)	222,487	210,101	1,963,561
	692,999	709,260	6,628,598
	¥ 4,044,342	¥ 3,940,685	$ 36,828,832

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	In millions of yen 2004	In millions of yen 2005	In thousands of U.S. dollars (Note 3) 2005
Current liabilities:			
Short-term borrowings (Note 10)	¥ 98,052	**¥ 227,615**	**$ 2,127,243**
Current portion of long-term debt (Notes 10 and 21)	266,450	**137,354**	**1,283,682**
Notes payable, trade	39,540	**30,065**	**280,981**
Accounts payable, trade	890,926	**817,519**	**7,640,364**
Accounts payable, other and accrued expenses	272,283	**284,798**	**2,661,664**
Accrued income taxes	39,488	**25,906**	**242,112**
Other current liabilities	135,848	**138,403**	**1,293,487**
Total current liabilities	1,742,587	**1,661,660**	**15,529,533**
Long-term liabilities:			
Long-term debt (Notes 10 and 21)	806,517	**791,238**	**7,394,748**
Accrued pension and severance costs (Note 11)	524,898	**425,174**	**3,973,589**
Other	37,506	**44,152**	**412,635**
	1,368,921	**1,260,564**	**11,780,972**
Minority shareholders' equity in consolidated subsidiaries	221,374	**224,187**	**2,095,206**
Commitments and contingent liabilities (Notes 21 and 22)			
Shareholders' equity (Note 13):			
Common stock:			
Authorized — 3,200,000,000 shares			
Issued 2004 — 1,929,268,717 shares	337,820		
2005 — 1,929,268,717 shares		**337,820**	**3,157,196**
Additional paid-in capital	454,333	**455,683**	**4,258,720**
Retained earnings	71,901	**128,204**	**1,198,168**
Accumulated other comprehensive income (loss)	(149,797)	**(124,396)**	**(1,162,580)**
	714,257	**797,311**	**7,451,504**
Treasury stock, at cost:			
2004 — 2,677,439 shares	(2,797)		
2005 — 3,067,755 shares		**(3,037)**	**(28,383)**
	711,460	**794,274**	**7,423,121**
	¥4,044,342	**¥3,940,685**	**$36,828,832**

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND RETAINED EARNINGS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2003, 2004 and 2005

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2003	2004	**2005**	**2005**
Sales and other income:				
Net sales	¥4,695,035	¥4,906,821	**¥4,855,132**	**$45,375,065**
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥138,063 million and ¥12,607 million for the years ended March 31, 2004 and 2005, respectively. (Note 11)	–	8,174	**663**	**6,196**
Gain on sale or disposal of fixed assets, net	–	7,269	**–**	**–**
Interest and dividends	18,396	15,987	**9,396**	**87,813**
Gain due to stock issuances by subsidiaries (Note 19)	22,136	53,808	**–**	**–**
Gain on sale of investments in securities, net of loss on sale and impairment (Note 5)	33,411	14,178	**43,446**	**406,038**
	4,768,978	5,006,237	**4,908,637**	**45,875,112**
Costs and expenses:				
Cost of sales	3,453,010	3,622,965	**3,646,770**	**34,081,963**
Research and development expenses	296,241	256,668	**275,348**	**2,573,346**
Selling, general and administrative (Note 18)	824,895	852,664	**802,505**	**7,500,047**
Restructuring charges (Note 20)	55,407	17,162	**5,854**	**54,710**
Impairment of goodwill (Note 8)	–	23,028	**–**	**–**
Loss on sale or disposal of fixed assets, net	7,713	–	**14,403**	**134,607**
Interest	30,218	27,510	**18,632**	**174,131**
Net foreign exchange loss	14,359	15,611	**1,386**	**12,953**
Other, net	25,639	30,083	**28,075**	**262,383**
	4,707,482	4,845,691	**4,792,973**	**44,794,140**
Income before income taxes	61,496	160,546	**115,664**	**1,080,972**
Provision for income taxes (Note 12)	58,714	85,870	**73,111**	**683,280**
Income before minority interest, equity in earnings (losses) of affiliated companies	2,782	74,676	**42,553**	**397,692**
Minority interest in income of consolidated subsidiaries	6,896	15,838	**7,280**	**68,038**
Income (loss) before equity in earnings (losses) of affiliated companies	(4,114)	58,838	**35,273**	**329,654**
Equity in earnings (losses) of affiliated companies (Note 4)	(20,444)	(17,760)	**32,591**	**304,589**
Net income (loss)	(24,558)	41,078	**67,864**	**634,243**
Comprehensive income (loss):				
Other comprehensive income (loss), net of tax (Note 13):				
Foreign currency translation adjustments	(3,655)	(18,844)	**1,812**	**16,935**
Minimum pension liability adjustment (Note 11)	(132,190)	116,123	**28,874**	**269,850**
Unrealized gains (losses) on marketable securities (Note 5)	(45,217)	38,286	**(5,316)**	**(49,682)**
Unrealized gains (losses) on derivative financial instruments (Note 16)	82	1,055	**31**	**290**
Other comprehensive income (loss)	(180,980)	136,620	**25,401**	**237,393**
Comprehensive income (loss)	¥ (205,538)	¥ 177,698	**¥ 93,265**	**$ 871,636**
Retained earnings:				
Balance at beginning of year	¥ 66,125	¥ 41,567	**¥ 71,901**	**$ 671,972**
Net income (loss)	(24,558)	41,078	**67,864**	**634,243**
Dividends (Note 24)	–	(10,744)	**(11,561)**	**(108,047)**
Balance at end of year	¥ 41,567	¥ 71,901	**¥ 128,204**	**$ 1,198,168**

	In yen			In U.S. dollars (Note 3)
	2003	2004	**2005**	**2005**
Net income (loss) per share (Note 15):				
Basic	¥(14.85)	¥23.67	**¥34.77**	**$0.32**
Diluted	(14.85)	21.93	**31.87**	**0.30**
Cash dividends per share	¥ –	¥ 6.00	**¥ 6.00**	**$0.06**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES
For the years ended March 31, 2003, 2004 and 2005

	In millions of yen			In thousands of U.S. dollars (Note 3)
	2003	2004	**2005**	**2005**
Cash flows from operating activities:				
Net income (loss)	¥ (24,558)	¥ 41,078	**¥ 67,864**	**$ 634,243**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	195,594	178,714	**166,484**	**1,555,925**
Impairment of goodwill	–	23,028	**–**	**–**
Deferred income taxes	7,688	22,351	**38,977**	**364,271**
(Gain) loss on property, plant and equipment	14,264	(7,035)	**8,129**	**75,972**
Realized gain on marketable securities	(260)	(16,432)	**(25,498)**	**(238,299)**
Gain due to stock issuances by subsidiaries	(22,136)	(53,808)	**–**	**–**
Provision for pension and severance costs, less payments	(638)	14,842	**(20,930)**	**(195,607)**
Equity in (earnings) losses of affiliated companies, net of dividends	22,006	18,494	**(31,580)**	**(295,140)**
Minority interest in income of consolidated subsidiaries	4,396	13,338	**7,280**	**68,038**
(Increase) decrease in notes and accounts receivable	116,340	(18,419)	**(4,870)**	**(45,514)**
(Increase) decrease in inventories	79,343	(35,862)	**56,289**	**526,065**
Increase (decrease) in notes and accounts payable	(109,387)	106,270	**(114,239)**	**(1,067,654)**
Increase (decrease) in other current liabilities	(68,717)	36,688	**(16,650)**	**(155,607)**
Other, net	33,568	5,218	**33,303**	**311,242**
Net cash provided by operating activities	247,503	328,465	**164,559**	**1,537,935**
Cash flows from investing activities:				
Proceeds from sales of fixed assets	99,722	60,423	**89,422**	**835,720**
Additions to fixed assets	(210,261)	(230,522)	**(261,384)**	**(2,442,841)**
Proceeds from sales and redemption of marketable securities	71,919	54,493	**29,754**	**278,075**
Purchase of marketable securities	(2,277)	(2,355)	**(1,112)**	**(10,393)**
Net proceeds from sales of affiliates' stock	58,901	71,810	**48,042**	**448,991**
Investments in affiliates, net of cash acquired	(14,457)	(26,109)	**(55,594)**	**(519,570)**
Disbursements for long-term loans	(43,620)	(5,649)	**(4,173)**	**(39,000)**
Payments received on long-term loans	42,333	16,548	**2,894**	**27,047**
Increase in other investment securities	(14,810)	(5,375)	**(5,649)**	**(52,794)**
Other, net	964	(2,379)	**35,253**	**329,466**
Net cash used in investing activities	(11,586)	(69,115)	**(122,547)**	**(1,145,299)**
Cash flows from financing activities:				
Proceeds from long-term debt	175,516	28,984	**146,264**	**1,366,953**
Repayments of long-term debt	(333,889)	(301,425)	**(306,452)**	**(2,864,037)**
Increase (decrease) in short-term borrowings	(114,075)	(115,712)	**122,682**	**1,146,561**
Dividends paid	(7,291)	(7,432)	**(14,060)**	**(131,402)**
Proceeds from stock issuances	–	184,836	**–**	**–**
Proceeds from stock issuances by subsidiaries	17,923	107,140	**–**	**–**
Other, net	(933)	836	**1,300**	**12,149**
Net cash used in financing activities	(262,749)	(102,773)	**(50,266)**	**(469,776)**
Effect of exchange rate changes on cash and cash equivalents	(6,595)	(4,159)	**5,775**	**53,972**
Net increase (decrease) in cash and cash equivalents	(33,427)	152,418	**(2,479)**	**(23,168)**
Cash and cash equivalents at beginning of year	377,772	344,345	**496,763**	**4,642,645**
Cash and cash equivalents at end of year	¥ 344,345	¥ 496,763	**¥ 494,284**	**$ 4,619,477**
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	¥ 31,271	¥ 24,843	**¥ 19,696**	**$ 184,075**
Income taxes	46,635	63,739	**47,716**	**445,944**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEC CORPORATION AND CONSOLIDATED SUBSIDIARIES

1. NATURE OF OPERATIONS

NEC Corporation and its consolidated subsidiaries (the "Company") is a provider of systems, components, services, and integrated solutions for computing and communication applications. The Company's principal operations consist of IT Solutions business, Network Solutions business, and Electron Devices business based on customers and markets served.

IT Solutions business is primarily engaged in the provision of systems integration, Internet-related services and software, as well as the development, design, manufacture and sale of computer systems, mainly for corporates and individual customers.

Network Solutions business is primarily engaged in the development, design, manufacture, sale and network integration for communications systems and equipment mainly for network service providers.

Electron Devices business is primarily engaged in the development, design, manufacture and sale of semiconductors and other electron devices for equipment manufacturers.

The Company's principal manufacturing facilities are located in Japan, the United States of America, Europe, and Asia, and its products are marketed by the Company throughout the world.

2. SIGNIFICANT ACCOUNTING POLICIES

NEC Corporation and its Japanese subsidiaries maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, and its foreign subsidiaries in conformity with those of the countries in which such subsidiaries are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America. These adjustments were not recorded in the statutory books of account.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant accounting policies, after reflecting adjustments for the above, are as follows:

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation and its subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a December 31 fiscal year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from January 1 to March 31.

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 as revised, ("Interpretation No. 46"), *Consolidation of Variable Interest Entities* that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company adopted the provisions of Interpretation No. 46 for the Company's variable interests in all variable interest entities as of March 31, 2004.

Investments in 50% or less owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders' equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments
The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

Inventories
Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Goodwill and other intangibles
Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Goodwill is tested for impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Intangible assets with indefinite lives are tested for impairment by comparing the fair values of those assets with their carrying amounts. The Company performs an annual impairment test in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that assets might be impaired.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 6 years.

Impairment of long-lived assets
Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Software costs
The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues principally over 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis over periods ranging up to 5 years.

Income taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the assets and liabilities, using the enacted tax rates in effect for the year in which the temporary differences are expected to reverse. Deferred tax assets are also recognized for the estimated future tax benefits attributable to operating loss carryforwards. Valuation allowances are established to reduce deferred tax assets to their net realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Issuance of stock by a subsidiary or an affiliated company
When a subsidiary or an affiliated company issue stock to unrelated third parties, the Company's ownership interest in the subsidiary or affiliated company decreases. In the event the price per share is more or less than the Company's average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary or affiliated company and recognizes a gain or loss in the year in which the change in ownership interest occurs.

Stock-based compensation

At March 31, 2005, the Company has stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, to stock-based compensation.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Net income (loss), as reported	¥(24,558)	¥41,078	**¥67,864**	**$634,243**
Effect of participating convertible securities	–	–	**(890)**	**(8,318)**
Add: Stock-based compensation expense included in reported net income, net of related tax effects	–	27	**238**	**2,224**
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(94)	(346)	**(1,129)**	**(10,551)**
Pro forma net income (loss)	¥(24,652)	¥40,759	**¥66,083**	**$617,598**

	In yen			In U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Net income (loss) per share:				
Basic — as reported	¥(14.85)	¥23.67	**¥34.77**	**$0.32**
Basic — pro forma	(14.91)	23.49	**34.30**	**0.32**
Diluted — as reported	(14.85)	21.93	**31.87**	**0.30**
Diluted — pro forma	(14.91)	21.77	**31.44**	**0.29**

Net income per share

Basic net income per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have an antidilutive effect.

Revenue recognition

The Company recognizes revenue for transactions when the following criteria have been met. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of delivery or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon delivery and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue related to the software at the same time as the Company recognizes the revenue for the product. Customers generally do not have the right of return.

The Company sells program products consisting of packaged software such as an operating system or middleware used in computer systems. Revenue related to the software is recognized upon customer acceptance.

Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from systems integration is recognized upon customer acceptance.

Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.

The Company recognizes as service revenue for the Internet services of "BIGLOBE" as the services are provided, which is generally on a monthly basis.

The Company enters into multiple element arrangements with customers which may include any combination of products and services. If a multiple element arrangement exists, the Company determines whether revenues should be recognized using separate units of accounting. The Company allocates revenue to each item based on its relative fair value if such item meets all of the following criteria as a separate unit of accounting: 1) the delivered item(s) has value to customer on a standalone basis, 2) there is objective and reliable evidence of fair value of the undelivered item(s), and 3) if the arrangement includes a general right of return relative to a delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, revenue for the arrangement is recognized when such criteria are met or all items have been completed and the arrangement is accepted by the customer. In certain circumstances, in which there is objective and reliable evidence of the fair values of the undelivered items in an arrangement but no such evidence for the delivered items, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. The revenue recognized for delivered items is limited to the amount that is not contingent upon the future delivery of additional items or meeting other specified performance conditions.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company's products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The Company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to large financial institution. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

Effective on January 1, 2003, the Company adopted the FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. As a result of adopting Interpretation No. 45, the Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

Variable interest entities

The Company has used several special purpose entities since December 1995, through which the Company leases equipment to overseas customers. The entities are considered variable interest entities as the Company provides financial support, including guarantees, to the entities, and holds significant variable interests in the entities. Total assets held by the entities at March 31, 2005 were ¥75,900 million ($709,346 thousand). The Company's maximum exposure to loss would be ¥4,377 million ($40,907 thousand).

New accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123(R)"). This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on fair values. SFAS No. 123(R) is effective at the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123(R) effective April 1, 2006 and has not determined what effect, if any, it will have on the Company's results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs – an amendment of ARB No. 43, Chapter 4*. SFAS No. 151 amends the guidance in Accounting Research Bulletins ("ARB") No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company will adopt SFAS No. 151 effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company's results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29*. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, *Accounting for Nonmonetary Transactions*, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company will adopt SFAS No. 153 effective on April 1, 2006 and has not determined what effect, if any, it will have on the Company's results of operations and financial position.

Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2003 and 2004 have been reclassified to conform to the 2005 presentation.

3. U.S. DOLLAR AMOUNTS

U.S. dollar amounts are included solely for the convenience of the readers of the financial statements. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars.

As the amounts shown in U.S. dollars are for convenience only, the rate of ¥107=U.S.$1, the approximate current rate at March 31, 2005, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

4. INVESTMENTS IN AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method together with a percentage of the Company's ownership of common stock shares at March 31, 2005 are: Nippon Electric Glass Co., Ltd. (24.4%); ANRITSU CORPORATION (21.7%); Japan Aviation Electronics Industry, Ltd. ("JAE") (39.3%); Toyo Communication Equipment Co., Ltd. (20.6%); NEC Leasing, Ltd. ("NEL") (37.7%); Elpida Memory, Inc. ("Elpida") (25.0%). In addition, the Company has interests in 52 other companies.

The Company's ownership interest in NEL decreased to 39.5% during March 2003 and, accordingly, NEL was deconsolidated and accounted for by the equity method.

The Company's ownership interest in JAE decreased to 39.3% during March 2004 and, accordingly, JAE was deconsolidated and accounted for by the equity method.

On November 15, 2004, Elpida, which researches, develops, manufactures, and sells DRAM, sold 31,850,000 shares of common stock at ¥3,325 per share ($31.07 per share) to third parties in a global offering receiving total consideration of ¥105,901 million ($989,729 thousand). Simultaneously, certain classes of non-voting common stock were converted to common stock. As a result, the Company's ownership interest in Elpida decreased from 50.0% to 25.0%. However, because of the issuance of new shares of common stock and the conversion, the Company was required to increase the carrying amount of its investment in Elpida by ¥25,023 million ($233,860 thousand) and recognized a gain for that amount. In connection with this transaction certain deferred tax assets were reversed and deferred tax expense of ¥10,134 million ($94,710 thousand) was recognized.

NEL, which performs leasing business, sold 3,300,000 shares of common stock at ¥2,074 per share ($19.38 per share) to third parties in a public offering on February 10, 2005, receiving total consideration of ¥6,843 million ($63,953 thousand). After the NEL's public offering, the Company acquired 1,000,000 shares of NEL. As a result of the series of transactions, the Company's ownership interest in NEL decreased from 39.0% to 37.7%. Because the issuance price per share of common stock sold by NEL was less than the Company's average carrying amount per share, the Company was required to decrease the carrying amount of its investment in NEL by ¥461 million ($4,308 thousand), including the effect of acquiring addition shares, and recognized a loss for that amount. The Company recorded a deferred tax benefit of ¥187 million ($1,748 thousand) on such loss.

Summarized financial information relating to affiliated companies accounted for by the equity method is as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2004	**2005**	**2005**
Current assets	¥1,086,242	**¥1,143,479**	**$10,686,720**
Other assets, including property, plant and equipment	1,049,930	**1,217,977**	**11,382,962**
Total assets	¥2,136,172	**¥2,361,456**	**$22,069,682**
Current liabilities	¥ 892,601	**¥ 725,095**	**$ 6,776,589**
Long-term liabilities	726,050	**873,385**	**8,162,476**
Shareholders' equity	517,521	**762,976**	**7,130,617**
Total liabilities and shareholders' equity	¥2,136,172	**¥2,361,456**	**$22,069,682**

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Sales and operating revenue	¥851,613	¥845,541	**¥1,078,316**	**$10,077,720**
Gross profit	153,149	151,251	**261,040**	**2,439,626**
Net income (loss)	(49,284)	(28,225)	**30,805**	**287,897**

Of the 58 affiliated companies at March 31, 2005 (44 companies at March 31, 2004) accounted for by the equity method, the stock of 6 companies (4 companies at March 31, 2004) carried at ¥103,726 million and ¥148,948 million ($1,392,037 thousand) at March 31, 2004 and 2005, respectively, had quoted market values aggregating ¥206,955 million and ¥301,671 million ($2,819,355 thousand) at March 31, 2004 and 2005, respectively.

The balances and transactions with affiliated companies accounted for by the equity method are shown below:

March 31	In millions of yen 2004	2005	In thousands of U.S. dollars 2005
Receivables, trade	¥35,426	**¥37,205**	**$347,710**
Payables, trade	77,897	**88,720**	**829,159**

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Sales	¥70,070	¥240,956	**¥237,547**	**$2,220,065**
Purchases	54,118	106,856	**115,089**	**1,075,598**

Dividends received from affiliated companies accounted for by the equity method for the years ended March 31, 2003, 2004 and 2005 totaled ¥1,651 million, ¥563 million and ¥1,429 million ($13,355 thousand), respectively.

In September 2004 NEC Hiroshima, Ltd. sold certain property, plant and equipment to Hiroshima Elpida Memory, Inc. for ¥33,549 million ($313,542 thousand).

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

The following is a summary of marketable securities by major security type:

	In millions of yen							
	2004				2005			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:								
Equity securities	¥80,083	¥67,946	¥1,085	¥146,944	**¥58,333**	**¥50,519**	**¥1,275**	**¥107,577**
Debt securities	3,043	2	–	3,045	**30**	**5**	**–**	**35**
	¥83,126	¥67,948	¥1,085	¥149,989	**¥58,363**	**¥50,524**	**¥1,275**	**¥107,612**

	In thousands of U.S. dollars			
	2005			
March 31	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:				
Equity securities	**$545,168**	**$472,141**	**$11,916**	**$1,005,393**
Debt securities	**281**	**46**	**–**	**327**
	$545,449	**$472,187**	**$11,916**	**$1,005,720**

Available-for-sale debt securities at March 31, 2005 mature within 2 year period.

Proceeds from sales of available-for-sale securities were ¥71,919 million, ¥54,493 million and ¥29,754 million ($278,075 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Gross realized gains were ¥32,174 million, ¥18,497 million and ¥27,114 million ($253,402 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and gross realized losses, including writedowns, were ¥31,914 million, ¥2,065 million and ¥1,616 million ($15,103 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Impairment losses of marketable securities for the years ended March 31, 2003, 2004 and 2005 were ¥27,474 million, ¥1,203 million and ¥1,499 million ($14,009 thousand), respectively.

Investments in equity securities, included in investments and advances—other, with an aggregate carrying amount of ¥ 112,223 million and ¥101,779 million ($951,206 thousand) at March 31, 2004 and 2005, respectively, consisted of numerous investments in securities of non-public companies.

Impairment losses of these investments for the years ended March 31, 2003, 2004 and 2005 were ¥6,959 million, ¥10,812 million and ¥2,611 million ($24,402 thousand), respectively.

The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of certain investments with an aggregate cost of ¥93,186 million ($870,897 thousand) at March 31, 2005. Accordingly, the Company did not disclose the fair value of such investments.

6. INVENTORIES

Inventories at March 31, 2004 and 2005 consisted of the following:

	In millions of yen		In thousands of U.S. dollars
March 31	2004	**2005**	**2005**
Finished products	¥189,986	**¥175,182**	**$1,637,215**
Work in process and semifinished components	285,281	**245,872**	**2,297,869**
Less — advance payments received	(22,588)	**(13,324)**	**(124,523)**
Raw materials and purchased components	117,347	**121,193**	**1,132,645**
	¥570,026	**¥528,923**	**$4,943,206**

7. ACQUISITIONS

On December 10, 2004 and January 31, 2005, the Company invested ¥10,251 million ($95,804 thousand) and ¥6,429 million ($60,084 thousand) respectively, to acquire a 50.1% in ABeam Consulting Ltd. ("ABeam") which provides business performance consulting services in the areas of strategy, Business Process Reengineering ("BPR"), information technology, and outsourcing. In conjunction with this purchase, the Company entered into an agreement with ABeam and minority shareholders to increase its ownership interest in ABeam up to 100% by 2010. The agreement provides a purchase price to acquire the remaining 49.9% in ABeam which is based on the financial performance of ABeam. At March 31, 2005, the Company estimates its minimum and maximum aggregate of payments are approximately ¥5,800 million ($54,206 thousand) and ¥16,600 million ($155,140 thousand) respectively for the 49.9% of investment in ABeam.

The acquisition of ABeam has been accounted for by the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on estimates of their respective fair value at the date of acquisition. Fair values of assets acquired and liabilities assumed were determined by internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company's expectation to expand its reach in Asia such as strategic consulting and Enterprise Resource Planning ("ERP") package related services by obtaining highly specialized know-how from ABeam.

Effects of the transactions on the consolidated balance sheet at December 31, 2004 were as follows:

	In millions of yen	In thousands of U.S. dollars
Current assets	¥ 21,642	$ 202,262
Property, plant, and equipment	1,208	11,290
Intangible assets other than goodwill	2,658	24,841
Goodwill	12,465	116,495
Other assets	3,151	29,448
Total assets acquired	41,124	384,336
Current liabilities	(11,862)	(110,860)
Long-term liabilities	(8,773)	(81,990)
Total liabilities assumed	(20,635)	(192,850)
Minority interest	(3,809)	(35,598)
Net assets acquired	¥ 16,680	$ 155,888

The ¥12,465 million ($116,495 thousand) of goodwill was assigned to the IT Solutions business.

The results of ABeam's operations have been included in the consolidated financial statements since January 1, 2005.

On January 28, 2005, the Company acquired 21.30% and 14.34% of the outstanding common shares of NEC Soft, Ltd. ("NEC SOFT") and NEC System Technologies, Ltd. ("NECST") for ¥27,374 million ($255,832 thousand) and ¥14,807 million ($138,383 thousand), respectively through two separate tender offers. The aggregate of acquisition cost was ¥42,181 million ($394,215 thousand). As a result of the tender offers, the Company's ownership interest in NEC SOFT and NECST increased to 82.88% and 81.01%, respectively.

These acquisitions were accounted for by the purchase method of accounting. The cost of the acquisition was allocated to assets acquired and liabilities assumed based on estimates of their respective fair value at the date of acquisition. Fair values of assets acquired and liabilities assumed were determined by internal studies and independent third party appraisals. Factors that contributed to a purchase price resulting in the recognition of goodwill included the Company's expectation to strengthen its systems integration competence and software development competence.

Effects of the transactions on the consolidated balance sheet at December 31, 2004 were as follows:

	In millions of yen	In thousands of U.S. dollars
Intangible assets other than goodwill	¥ 6,491	$ 60,663
Goodwill	23,366	218,374
Total assets acquired	29,857	279,037
Long-term liabilities	(2,630)	(24,579)
Acquired minority interest	14,954	139,757
Net assets acquired	¥42,181	$394,215

The ¥23,366 million ($218,374 thousand) of goodwill was assigned to the IT Solutions business.

Because NEC SOFT and NECST were consolidated subsidiaries, the Company's consolidated statements of operations included the operation results of those subsidiaries for the full year. After January 1, 2005, minority interests relating to these subsidiaries have been recognized in the Company's consolidated financial statements based on ownership interest after the tender offers.

On February 28, 2005, the Company entered into stock-for-stock exchange agreements with NEC SOFT and NECST. The exchange will be implemented on June 1, 2005, and therefore NEC SOFT and NECST will become wholly-owned subsidiaries of the Company. Under the terms of the agreements, the Company will issue 66,654,021 shares of common stock. The conversion ratios are 5.14 and 6.75 of the Company's common stock for each share of NEC SOFT and NECST, respectively. The Company estimates the aggregate of acquisition cost for stock-for-stock exchange will be approximately ¥45,000 million ($420,561 thousand).

8. GOODWILL AND OTHER INTANGIBLES

The changes in the carrying amount of goodwill by reportable segment for the years ended March 31, 2004 and 2005 were as follows:

	In millions of yen			
	IT Solutions business	Network Solutions business	Electron Devices business	Total
Balance at April 1, 2003	¥ 31,809	¥ 8,432	¥ 6,233	¥ 46,474
Impairment of goodwill	(23,028)	–	–	(23,028)
Sale of a business unit	–	–	(1,435)	(1,435)
Effect of foreign currency translation adjustments	–	(1,018)	–	(1,018)
Balance at March 31, 2004	8,781	7,414	4,798	20,993
Goodwill acquired during year (refer to Note 7)	**35,831**	**–**	**–**	**35,831**
Sale of a business unit	**–**	**–**	**(9)**	**(9)**
Effect of foreign currency translation adjustments	**–**	**119**	**–**	**119**
Balance at March 31, 2005	**¥ 44,612**	**¥ 7,533**	**¥ 4,789**	**¥ 56,934**

	In thousands of U.S. dollars			
	IT Solutions business	Network Solutions business	Electron Devices business	Total
Balance at March 31, 2004	$ 82,065	$69,290	$44,841	$196,196
Goodwill acquired during year (refer to Note 7)	**334,869**	**–**	**–**	**334,869**
Sale of a business unit	**–**	**–**	**(84)**	**(84)**
Effect of foreign currency translation adjustments	**–**	**1,112**	**–**	**1,112**
Balance at March 31, 2005	**$416,934**	**$70,402**	**$44,757**	**$532,093**

Due to an increase in competition in the European personal computer market, the earnings forecast for IT Solutions business in Europe was revised. As a result, the Company recognized an impairment of ¥23,028 million in the IT Solutions business for the year ended March 31, 2004. The fair value of that reporting unit was determined using estimated discounted net future cash flows.

Intangibles other than goodwill subject to amortization at March 31, 2004 and 2005 consisted of the following:

	In millions of yen				In thousands of U.S. dollars	
	2004		2005		2005	
March 31	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
License fees	¥51,482	¥(25,479)	**¥55,868**	**¥(28,978)**	**$522,131**	**$(270,823)**
Patents	7,521	(4,612)	**6,924**	**(4,920)**	**64,710**	**(45,981)**
Others	9,877	(5,073)	**18,905**	**(9,388)**	**176,682**	**(87,738)**
	¥68,880	¥(35,164)	**¥81,697**	**¥(43,286)**	**$763,523**	**$(404,542)**

The aggregate amortization expense for the years ended March 31, 2003, 2004 and 2005 was ¥13,302 million, ¥15,775 million and ¥17,524 million ($163,776 thousand), respectively. The estimated amortization expense for the next five years is as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2006	¥12,493	$116,757
2007	8,350	78,037
2008	6,791	63,467
2009	4,600	42,991
2010	3,210	30,000

Intangibles other than goodwill with indefinite useful lives at March 31, 2004 and 2005 were ¥1,720 million and ¥4,501 million ($42,066 thousand), respectively. Intangibles other than goodwill with indefinite useful lives at March 31, 2005 consist of principally trademarks.

9. SOFTWARE COSTS

Software costs, included in other assets, other, at March 31, 2004 and 2005 consisted of the following:

	In millions of yen		In thousands of U.S. dollars
March 31	2004	2005	2005
Capitalized software held for sale	¥ 27,691	**¥ 23,048**	**$ 215,402**
Internal use software	102,616	**113,577**	**1,061,467**
	¥130,307	**¥136,625**	**$1,276,869**

Accumulated amortization of capitalized software held for sale at March 31, 2004 and 2005 was ¥96,505 million and ¥110,238 million ($1,030,262 thousand), respectively. Amortization expense of capitalized software held for sale for the years ended March 31, 2003, 2004 and 2005 was ¥35,188 million, ¥31,123 million and ¥24,580 million ($229,720 thousand), respectively.

Accumulated amortization of internal use software at March 31, 2004 and 2005 was ¥87,161 million and ¥101,054 million ($944,430 thousand), respectively. Amortization expense of internal use software for the years ended March 31, 2003, 2004 and 2005 was ¥29,196 million, ¥32,879 million and ¥34,718 million ($324,467 thousand), respectively.

10. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2004 and 2005 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2004	2005	2005
Loans, principally from banks, including bank overdrafts (average interest rate of 1.20% in 2004 and 0.49% in 2005):			
Secured	¥ 518	**¥ 1,671**	**$ 15,617**
Unsecured	97,534	**225,944**	**2,111,626**
	¥98,052	**¥227,615**	**$2,127,243**

At March 31, 2005, the Company had unused lines of credit for short-term financing aggregating ¥541,646 million ($5,062,112 thousand) subject to commitment fees on the unused portion ranging from 0.10% to 0.25% and ¥153,421 million ($1,433,841 thousand) with no commitment fees. A line of credit for ¥100,000 million ($934,579 thousand) has a term extending through March 31, 2006. The remainder of ¥595,067 million ($5,561,374 thousand) is renewed annually. The Company had unused lines of ¥416,000 million ($3,887,850 thousand) commercial paper ("CP") in Japan and unused lines of ¥300,000 million ($2,803,738 thousand) straight bond issuances program in Japan and unused lines of $2,000 million medium-term note ("MTN") program.

Long-term debt at March 31, 2004 and 2005 was as follows:

March 31	In millions of yen 2004	In millions of yen 2005	In thousands of U.S. dollars 2005
Loans, principally from banks and insurance companies, due 2004 to 2011 with average interest rate of 1.37% at March 31, 2004 and due 2005 to 2011 with average interest rate of 1.49% at March 31, 2005:			
Secured	¥ 13,703	**¥ 8,762**	**$ 81,888**
Unsecured	196,848	**166,133**	**1,552,645**
6.05% unsecured yen bonds due 2007	10,000	**10,000**	**93,458**
Unsecured yen debentures, due 2004 to 2010 with interest rates of 1.7% to 3.3% at March 31, 2004 and due 2005 to 2010 with interest rates of 1.9% to 3.3% at March 31, 2005	405,800	**307,500**	**2,873,832**
1.0% unsecured yen convertible debentures due 2011, convertible currently at ¥1,326.00 for one common share, redeemable before due date	97,906	**97,906**	**915,009**
Zero coupon unsecured yen convertible debentures due 2007, convertible currently at ¥3,092.70 for one common share, redeemable before due date	100,000	**100,000**	**934,579**
Zero coupon unsecured yen convertible debentures due 2010, convertible currently at ¥1,664.10 for one common share, redeemable before due date	100,000	**100,000**	**934,579**
Unsecured subordinated yen debentures due 2021*	100,001	**–**	**–**
Zero coupon convertible debentures issued by a consolidated subsidiary, due 2011 convertible currently at ¥9,860 for one common share, redeemable before due date	–	**110,000**	**1,028,037**
Long-term capital lease obligations, due 2004 to 2012 with interest rates of 1.35% to 8.99% at March 31, 2004 and due 2005 to 2014 with interest rates of 1.48% to 8.09% at March 31, 2005	45,482	**24,789**	**231,673**
Other	1,787	**2,302**	**21,515**
	1,071,527	**927,392**	**8,667,215**
Unamortized premium	1,440	**1,200**	**11,215**
	1,072,967	**928,592**	**8,678,430**
Less — portion due within one year	(266,450)	**(137,354)**	**(1,283,682)**
	¥ 806,517	**¥ 791,238**	**$ 7,394,748**

*Unsecured subordinated yen debentures due 2021 were redeemed on June 21, 2004.

The following were pledged as security for short-term borrowings and long-term debt at March 31, 2005:

	In millions of yen	In thousands of U.S. dollars
Property, plant and equipment (net book value)	¥40,882	$382,075

At March 31, 2005, an aggregate of 166,262 thousand shares of common stock would have been issuable upon conversion of all convertible debt of NEC Corporation.

The conversion prices of the convertible debentures are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. During the year ended March 31, 2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the conversion prices of convertible debentures were adjusted under terms of the convertible debentures.

Some subsidiaries are required to repay certain medium-term loans, the balance of which were ¥57,104 million ($533,682 thousand) at March 31, 2005, if its net assets fall below certain amounts, their operating loss, ordinary loss or net loss would be recognized for certain consecutive fiscal year periods, the subsidiaries no longer are consolidated subsidiaries of NEC Corporation, or certain other debt covenant conditions have been met.

The Company has agreements with lending banks to the effect that, with respect to all present or future loans with such banks, the Company shall provide collateral (including sums on deposit with such banks) or guarantors immediately upon the bank's request and that any collateral furnished, pursuant to such agreements or otherwise, will be applicable to all indebtedness to such banks.

Annual maturities on long-term debt during the next five years are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2006	¥137,354	$1,283,682
2007	184,103	1,720,589
2008	134,027	1,252,589
2009	115,945	1,083,598
2010	126,949	1,186,439

11. PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in the year ended March 31, 2003, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government, with the transfer to the Japanese government from the assets of the pension plans in the years ended March 31, 2004 and 2005, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized a net gain of ¥8,174 million and ¥663 million ($6,196 thousand) through these transactions for the years ended March 31, 2004 and 2005, respectively.

Details of the net gain related to transfer of substitutional portion of employee pension fund liabilities, are as follows:

	In millions of yen		In thousands of U.S. dollars
Year ended March 31	2004	**2005**	**2005**
Subsidy from government	¥ 146,237	**¥ 13,270**	**$ 124,019**
Settlement loss:			
Derecognition of accrued salary progression	45,467	**1,710**	**15,981**
Recognition of unrealized actuarial loss	(183,530)	**(14,317)**	**(133,804)**
Net gain	¥ 8,174	**¥ 663**	**$ 6,196**

Since year ended March 31, 2004, NEC Corporation and certain subsidiaries in Japan have amended their severance indemnity plans by introducing a "point-based benefits system," under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance. This amendment resulted in a decrease in the Company's benefit obligation.

Since year ended March 31, 2004, NEC Corporation and certain subsidiaries in Japan have amended their defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on a market interest rate. This amendment resulted in a decrease in the Company's benefit obligation.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds (the "Funds").

Most subsidiaries outside Japan have various retirement plans which are primarily defined contribution plans covering substantially all of their employees. The funding policy for the defined contribution plans is to annually contribute an amount equal to a certain percentage of the participants' annual salary.

March 31 is the measurement date for the determination of the Company's benefit obligation. Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

March 31	In millions of yen 2004	In millions of yen 2005	In thousands of U.S. dollars 2005
Change in benefit obligations:			
Benefit obligations at beginning of year	¥1,566,477	**¥1,033,458**	**$ 9,658,486**
Service cost	46,060	**44,999**	**420,551**
Interest cost	45,829	**25,503**	**238,346**
Actuarial loss	41,817	**2,154**	**20,131**
Benefits paid	(73,994)	**(67,367)**	**(629,598)**
Transfer of substitutional portion	(491,533)	**(31,564)**	**(294,991)**
Plan amendment	(77,749)	**(6,707)**	**(62,682)**
Acquisitions/divestitures, net	(23,449)	**9,577**	**89,505**
Benefit obligations at end of year	1,033,458	**1,010,053**	**9,439,748**
Change in plan assets:			
Fair value of plan assets at beginning of year	716,027	**498,984**	**4,663,402**
Actual return on plan assets	73,309	**23,972**	**224,037**
Employer's contributions	39,192	**91,961**	**859,449**
Employees' contributions	5,726	**216**	**2,019**
Benefits paid	(29,683)	**(29,146)**	**(272,393)**
Transfer of substitutional portion	(299,829)	**(16,584)**	**(154,991)**
Acquisitions/divestitures, net	(5,758)	**2,215**	**20,701**
Fair value of plan assets at end of year	498,984	**571,618**	**5,342,224**
Funded status	(534,474)	**(438,435)**	**(4,097,524)**
Unrecognized prior service cost*	(159,164)	**(155,760)**	**(1,455,700)**
Unrecognized actuarial loss*	471,746	**419,447**	**3,920,065**
Unrecognized net obligation at April 1, 1989 being recognized over 17 years	6,458	**3,411**	**31,879**
Net amounts recognized	¥ (215,434)	**¥ (171,337)**	**$(1,601,280)**
Amounts recognized in the consolidated balance sheets consist of:			
Accrued pension and severance costs	¥ (524,898)	**¥ (425,174)**	**$(3,973,589)**
Accumulated other comprehensive income, pretax	309,464	**253,837**	**2,372,309**
Net amounts recognized	¥ (215,434)	**¥ (171,337)**	**$(1,601,280)**

*Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 16 years.

The accumulated benefit obligation for all defined benefit pension plan was ¥1,023,882 million and ¥996,792 million ($9,315,813 thousand) as of March 31, 2004 and 2005, respectively.

The weighted-average assumptions used to determine benefit obligation at March 31, 2004 and 2005 were as follows:

March 31	2004	2005
Discount rate	2.5%	**2.5%**
Rate of increase in future compensation level	1.7% – 3.8%	**1.7% – 3.8%**

The weighted-average assumptions used to determine net pension and severance cost for the years ended March 31, 2003, 2004 and 2005 were as follows:

Year ended March 31	2003	2004	2005
Discount rate	3.5%	3.0%	**2.5%**
Rate of increase in future compensation level	1.7% – 3.8%	1.7% – 3.8%	**1.7% – 3.8%**
Expected long-term rate of return on plan assets	4.0%	4.0%	**2.5%**

The basis for determining the expected long-term rate of return on plan assets is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecast, taking into consideration the asset allocation policy as described later.

The asset allocations for the pension plan at March 31, 2004 and 2005 and target asset allocation for the year ended March 31, 2005 are as follows:

March 31	2004	2005	Target asset allocation
Asset category:			
Equity securities	32%	**44%**	42%
Debt securities	40%	**38%**	42%
Short-term investment	28%	**18%**	16%

The Company's objective is to secure the required long-term total returns, while taking allowable risks, to ensure the payment of pension benefits, lump sum benefits at death, and other lump sum benefits to participants and annuitants, etc. in the future. The Funds seek to achieve the long-term investment returns that exceed the expected interest rate, which is required for plans adopted by NEC Corporation and its subsidiaries.

To achieve the investment objective of the plan assets, the Funds select appropriate assets for the eligible investment, establish the asset allocation policy which is the optimum combination of assets for the future in consideration of the expected rate of return and risk, etc. thereof, and maintain the asset allocation through rebalancing, etc. Such asset allocation policy is established from a medium-to-long term view of 3 to 5 years. The asset allocation policy is reviewed as necessary where the conditions thereof changed from the time of establishment of the asset allocation policy.

Components of net pension and severance cost for all defined benefit plans including both the Company's and the employees' contributory portion of such plans for the years ended March 31, 2003, 2004 and 2005 were as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	2005	2005
Service cost	¥ 53,418	¥ 46,060	**¥ 44,999**	**$ 420,551**
Interest cost	49,418	45,829	**25,503**	**238,346**
Expected return on plan assets	(32,090)	(27,897)	**(12,234)**	**(114,336)**
Amortization of unrecognized prior service cost	(6,112)	(6,928)	**(11,411)**	**(106,645)**
Amortization of actuarial loss	28,705	43,960	**31,655**	**295,841**
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	3,047	3,047	**3,047**	**28,476**
Settlement loss	–	138,063	**12,607**	**117,823**
Net pension and severance cost for all defined benefit plans	¥ 96,386	¥242,134	**¥ 94,166**	**$ 880,056**

The total cost for all defined benefit and defined contribution plans was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	2005	2005
Net pension and severance cost for all defined benefit plans	¥ 96,386	¥242,134	**¥94,166**	**$880,056**
Employees' contributions to the contributory defined benefit pension plans	(11,535)	(5,726)	**(216)**	**(2,019)**
Cost for defined contribution plans	1,064	1,297	**2,535**	**23,692**
Total cost for all defined benefit and defined contribution plans	¥ 85,915	¥237,705	**¥96,485**	**$901,729**

The Company expects to contribute approximately ¥42,000 million ($392,523 thousand) to its pension plans in fiscal year ending March 31, 2006.

The following is a schedule by year of approximate benefits expected to be paid, which reflect expected future services, as appropriate:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2006	¥ 65,000	$ 607,477
2007	69,000	644,860
2008	73,000	682,243
2009	76,000	710,280
2010	79,000	738,318
2011 – 2015	373,000	3,485,981

12. INCOME TAXES

The components of income before income taxes and the provision for income taxes comprised the following components:

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Income before income taxes:				
NEC Corporation and domestic subsidiaries	¥ 80,969	¥163,645	**¥ 93,777**	**$ 876,421**
Foreign subsidiaries	(19,473)	(3,099)	**21,887**	**204,551**
	¥ 61,496	¥160,546	**¥115,664**	**$1,080,972**
Provision for income taxes:				
Current:				
NEC Corporation and domestic subsidiaries	¥ 46,549	¥ 56,624	**¥ 30,251**	**$ 282,719**
Foreign subsidiaries	4,477	6,895	**3,883**	**36,290**
	51,026	63,519	**34,134**	**319,009**
Deferred:				
NEC Corporation and domestic subsidiaries	148	22,686	**37,182**	**347,495**
Foreign subsidiaries	7,540	(335)	**1,795**	**16,776**
	7,688	22,351	**38,977**	**364,271**
	¥ 58,714	¥ 85,870	**¥ 73,111**	**$ 683,280**

The Company is subject to a number of different income taxes which, in the aggregate, result in a statutory tax rate in Japan of approximately 40.5% for the year ended March 31, 2005 and 42.0% for the years ended March 31, 2003 and 2004, respectively. A reconciliation between the reported total income tax provision and the amount computed by multiplying the income before income taxes by the statutory tax rate is as follows:

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Expected tax provision	¥25,828	¥ 67,429	**¥46,844**	**$437,794**
Increase (decrease) in taxes resulting from:				
Changes in valuation allowance	(6,582)	10,568	**16,892**	**157,869**
Non-deductible expenses for tax purposes	2,168	2,377	**4,780**	**44,673**
International tax rate differences	(3,026)	(5,604)	**(1,774)**	**(16,579)**
Effect of change in statutory tax rate on deferred tax balances	16,282	4,197	**–**	**–**
Non-deductible goodwill	–	9,132	**–**	**–**
Tax on undistributed earnings	19,874	7,830	**5,027**	**46,981**
Other	4,170	(10,059)	**1,342**	**12,542**
Income tax provision	¥58,714	¥ 85,870	**¥73,111**	**$683,280**

The significant components of deferred tax assets and liabilities at March 31, 2004 and 2005 were as follows:

March 31	In millions of yen 2004	2005	In thousands of U.S. dollars 2005
Deferred tax assets:			
Intercompany profit between consolidated companies	¥ 20,176	**¥ 21,334**	**$ 199,383**
Investments and advances	203,867	**195,213**	**1,824,421**
Accrued bonus	43,336	**40,427**	**377,823**
Accrued pension and severance costs	203,905	**179,255**	**1,675,280**
Operating lease	15,451	**15,802**	**147,682**
Operating loss carryforwards	83,689	**44,406**	**415,009**
Depreciation	43,528	**44,269**	**413,729**
Other	100,438	**102,761**	**960,383**
	714,390	**643,467**	**6,013,710**
Less — valuation allowance	(30,940)	**(47,832)**	**(447,028)**
Total	¥683,450	**¥595,635**	**$5,566,682**
Deferred tax liabilities:			
Marketable securities	¥ 29,236	**¥ 21,549**	**$ 201,393**
Tax deductible reserve	25,282	**5,464**	**51,065**
Tax on undistributed earnings	36,567	**28,257**	**264,084**
Other	39,777	**34,297**	**320,533**
Total	¥130,862	**¥ 89,567**	**$ 837,075**

The Company has filed a consolidated tax return for NEC Corporation and its domestic wholly-owned subsidiaries since the fiscal year ended March 31, 2003. The valuation allowance is primarily related to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards for which there is uncertainty regarding realization. The net changes in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 were a decrease of ¥7,021 million, increases of ¥10,732 million and ¥16,892 million ($157,869 thousand), respectively. The benefits of pre tax operating loss carryforwards for the years ended March 31, 2003, 2004 and 2005 were ¥19,432 million, ¥46,846 million and ¥63,143 million ($590,121 thousand), respectively.

At March 31, 2005, the Company had operating loss carryforwards amounting to ¥183,666 million ($1,716,505 thousand) of which ¥74,152 million ($693,010 thousand) relates to domestic companies and will expire during the period from 2006 through 2012. The remainder of ¥109,514 million ($1,023,495 thousand) relates to foreign subsidiaries and, except for ¥66,284 million ($619,477 thousand) with no expiration date, will expire through 2025.

Realization of the net deferred tax assets is dependent on the Company generating sufficient taxable income prior to expiration of the operating loss carryforwards or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

13. SHAREHOLDERS' EQUITY

Changes in common stock, additional paid-in capital, accumulated other comprehensive income (loss) and treasury stock are shown below:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Common stock:				
Balance at beginning of year	¥ 244,726	¥ 244,726	**¥ 337,820**	**$ 3,157,196**
Offering of common stock, net	–	93,094	**–**	**–**
Conversion of convertible debt	–	–	**–**	**–**
Balance at end of year	¥ 244,726	¥ 337,820	**¥ 337,820**	**$ 3,157,196**
Additional paid-in capital:				
Balance at beginning of year	¥ 361,820	¥ 361,820	**¥ 454,333**	**$ 4,246,103**
Offering of common stock, net	–	93,081	**–**	**–**
Stock offering cost, net of tax	–	(791)	**–**	**–**
Conversion of convertible debt	–	–	**–**	**–**
Stock-based compensation	–	27	**(27)**	**(252)**
Gain (loss) on sale of treasury stock	–	196	**(19)**	**(178)**
Equity transactions by consolidated subsidiaries	–	–	**1,396**	**13,047**
Balance at end of year	¥ 361,820	¥ 454,333	**¥ 455,683**	**$ 4,258,720**
Accumulated other comprehensive income (loss):				
Balance at beginning of year	¥(105,437)	¥(286,417)	**¥(149,797)**	**$(1,399,973)**
Other comprehensive income (loss), net of tax	(180,980)	136,620	**25,401**	**237,393**
Balance at end of year	¥(286,417)	¥(149,797)	**¥(124,396)**	**$(1,162,580)**
Treasury stock, at cost:				
Balance at beginning of year	¥ (2,319)	¥ (3,252)	**¥ (2,797)**	**$ (26,140)**
Net change resulting from purchase and sales of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	(933)	455	**(240)**	**(2,243)**
Balance at end of year	¥ (3,252)	¥ (2,797)	**¥ (3,037)**	**$ (28,383)**

(1) Common stock and additional paid-in capital

During the year ended March 31, 2004, NEC Corporation completed a global offering of 273,000,000 shares of common stock. The offering price of ¥711 was reduced to an issue price of ¥681.96 and accordingly, the difference between the offering and issue price was recognized as an underwriting fee. The net proceeds from stock offering of ¥186,175 million, were allocated ¥93,094 million to common stock and remaining amount of ¥93,081 million to additional paid-in capital after the stock offering costs of ¥791 million, net of tax were deducted in accordance with the Japanese Commercial Code.

Issuance of common stock in connection with conversions of convertible debt for the year ended March 31, 2004 was 528 shares.

Under the Japanese Commercial Code, the entire amount of the issue price of shares is required to be accounted for in the common stock account although a company in Japan may, by a resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the shares as additional paid-in capital.

Prior to 1985, NEC Corporation made, based on the resolution of the Board of Directors, a free distribution of 233,182,146 shares of common stock to shareholders, which was clearly distinguished from a "stock dividend" paid out of profits that, under the Japanese Commercial Code before April 1, 1991, must be approved by the shareholders. The cumulative amount of the fair value of these shares at the time of issuance was ¥258,755 million. In accounting for the free distribution of shares, the Japanese Commercial Code before April 1, 1991 permitted the Board of Directors to authorize either (1) a transfer from additional paid-in capital to the common stock account or (2) no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account. Had NEC Corporation accounted for these free share distributions in the manner used by United States companies, that amount would have been transferred from retained earnings to appropriate capital accounts. Such transfer, however, would have had no effect on total shareholders' equity.

(2) Retained earnings

The Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by NEC Corporation and its Japanese subsidiaries be appropriated as a legal reserve. No further appropriation is required when the total amount of additional paid-in capital and the legal reserve equals 25% of the stated capital. The Japanese Commercial Code also provides that to the extent that the sum of the additional paid-in capital and the legal reserve exceed 25% of the stated capital, the amount of the excess (if any) is available for appropriations by the resolution of the shareholders. Legal reserve included in retained earnings at March 31, 2004 and 2005 was ¥39,046 million ($364,916 thousand).

The amount of retained earnings available for dividends is based on NEC Corporation's retained earnings determined in accordance with generally accepted accounting principles and the Commercial Code in Japan.

Retained earnings at March 31, 2005 included the Company's equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of ¥63,566 million ($594,075 thousand).

(3) Other comprehensive income (loss)

Change in accumulated other comprehensive income (loss) is as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Foreign currency translation adjustments:				
Balance at beginning of year	¥ 6,597	¥ 2,942	**¥ (15,902)**	**$ (148,617)**
Change in the current period	(3,655)	(18,844)	**1,812**	**16,935**
Balance at end of year	¥ 2,942	¥ (15,902)	**¥ (14,090)**	**$ (131,682)**
Minimum pension liability adjustment:				
Balance at beginning of year	¥(150,256)	¥(282,446)	**¥(166,323)**	**$(1,554,421)**
Change in the current period	(132,190)	116,123	**28,874**	**269,850**
Balance at end of year	¥(282,446)	¥(166,323)	**¥(137,449)**	**$(1,284,571)**
Unrealized gains (losses) on marketable securities:				
Balance at beginning of year	¥ 41,136	¥ (4,081)	**¥ 34,205**	**$ 319,673**
Change in the current period	(45,217)	38,286	**(5,316)**	**(49,682)**
Balance at end of year	¥ (4,081)	¥ 34,205	**¥ 28,889**	**$ 269,991**
Unrealized gains (losses) on derivative financial instruments:				
Balance at beginning of year	¥ (2,914)	¥ (2,832)	**¥ (1,777)**	**$ (16,608)**
Change in the current period	82	1,055	**31**	**290**
Balance at end of year	¥ (2,832)	¥ (1,777)	**¥ (1,746)**	**$ (16,318)**
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥(105,437)	¥(286,417)	**¥(149,797)**	**$(1,399,973)**
Change in the current period	(180,980)	136,620	**25,401**	**237,393**
Balance at end of year	¥(286,417)	¥(149,797)	**¥(124,396)**	**$(1,162,580)**

Tax effect allocated to each component of other comprehensive income (loss) is as follows:

	In millions of yen		
Year ended March 31	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (3,992)	¥ –	¥ (3,992)
Less — reclassification adjustments for losses realized in net income (loss)	337	–	337
Minimum pension liability adjustment	(227,913)	95,723	(132,190)
Unrealized gains (losses) on marketable securities:			
Unrealized holding losses arising during period	(76,758)	31,692	(45,066)
Less — reclassification adjustments for gains realized in net income (loss)	(260)	109	(151)
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	(1,350)	567	(783)
Less — reclassification adjustments for losses realized in net income (loss)	1,491	(626)	865
Other comprehensive income (loss)	¥(308,445)	¥ 127,465	¥(180,980)

Year ended March 31	In millions of yen Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2004:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	¥ (19,750)	¥ –	¥ (19,750)
Less — reclassification adjustments for losses realized in net income (loss)	906	–	906
Minimum pension liability adjustment	190,678	(74,555)	116,123
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	81,587	(33,770)	47,817
Less — reclassification adjustments for gains realized in net income (loss)	(16,432)	6,901	(9,531)
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	733	(308)	425
Less — reclassification adjustments for losses realized in net income (loss)	1,087	(457)	630
Other comprehensive income (loss)	¥ 238,809	¥(102,189)	¥ 136,620
2005:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**¥ 1,812**	**¥ –**	**¥ 1,812**
Minimum pension liability adjustment	**51,403**	**(22,529)**	**28,874**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**6,232**	**(2,644)**	**3,588**
Less — reclassification adjustments for gains realized in net income (loss)	**(25,498)**	**16,594**	**(8,904)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**(767)**	**235**	**(532)**
Less — reclassification adjustments for losses realized in net income (loss)	**946**	**(383)**	**563**
Other comprehensive income (loss)	**¥ 34,128**	**¥ (8,727)**	**¥ 25,401**

Year ended March 31	In thousands of U.S. dollars Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2005:			
Foreign currency translation adjustments:			
Foreign currency translation adjustments arising during period	**$ 16,935**	**$ –**	**$ 16,935**
Minimum pension liability adjustment	**480,402**	**(210,552)**	**269,850**
Unrealized gains (losses) on marketable securities:			
Unrealized holding gains arising during period	**58,243**	**(24,710)**	**33,533**
Less — reclassification adjustments for gains realized in net income (loss)	**(238,299)**	**155,084**	**(83,215)**
Unrealized gains (losses) on derivative financial instruments:			
Net changes in fair value of derivative financial instruments	**(7,168)**	**2,196**	**(4,972)**
Less — reclassification adjustments for losses realized in net income (loss)	**8,841**	**(3,579)**	**5,262**
Other comprehensive income (loss)	**$ 318,954**	**$ (81,561)**	**$ 237,393**

14. STOCK-BASED COMPENSATION PLAN

(1) NEC Corporation

NEC Corporation has several stock option plans (the "Plans") approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock at the approximate market value at the date of grant. The options were fully vested when granted, and are exercisable over a period of four years commencing two years after the date of grant. The Plans provide that options lapse automatically upon the option holder's death and generally expire one year after termination of service.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the Plans are accounted for as variable plans.

During the year ended March 31, 2004, NEC Corporation issued shares of common stock at a price less than the current quoted market price and as a result, the exercise prices of the outstanding stock options were adjusted under terms of the Plans. Under SFAS No. 123, the effects of the adjustments are considered to be modifications of the terms of the outstanding options. Accordingly, the pro forma disclosure in Note 2 includes stock-based compensation cost for the incremental fair value, under SFAS No. 123, resulting from such modifications.

The stock option activity is as follows:

	2003		2004		**2005**		
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	
Year ended March 31		In yen		In yen		In yen	In U.S. dollars
Outstanding at beginning of year	608,000	¥2,630	966,000	¥1,995	**1,140,000**	**¥1,448**	**$13.53**
Granted	358,000	916	313,000	793	**289,000**	**801**	**7.49**
Expired	–	–	(139,000)	3,395	**(195,000)**	**2,136**	**19.96**
Adjusted	–	–	–	(46)	**–**	**–**	**–**
Outstanding at end of year	966,000	¥1,995	1,140,000	¥1,448	**1,234,000**	**¥1,187**	**$11.09**
Exercisable at end of year	301,000	3,400	469,000	2,328	**632,000**	**1,571**	**14.68**

The following table summarizes information for options outstanding and exercisable at March 31, 2005:

	Outstanding				Exercisable		
Exercise price range	Number of shares	Weighted-average remaining contractual life	Weighted-average exercise price		Number of shares	Weighted-average exercise price	
In yen		Years	In yen	In U.S. dollars		In yen	In U.S. dollars
¥ 769 – 999	**960,000**	**4.18**	**¥ 823**	**$ 7.69**	**358,000**	**¥ 888**	**$ 8.30**
1,000 – 1,999	**154,000**	**2.25**	**1,818**	**16.99**	**154,000**	**1,818**	**16.99**
2,000 – 3,294	**120,000**	**1.25**	**3,294**	**30.79**	**120,000**	**3,294**	**30.79**
¥ 769 – 3,294	**1,234,000**	**3.65**	**¥1,187**	**$11.09**	**632,000**	**¥1,571**	**$14.68**

The weighted-average fair value per option at the date of grant during the years ended March 31, 2003, 2004 and 2005 was ¥261, ¥294 and ¥247 ($2.31), respectively. The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	2003	2004	**2005**
Risk-free interest rate	0.45%	0.54%	**0.59%**
Expected life	4 years	4 years	**4 years**
Expected volatility	47.90%	50.20%	**48.70%**
Expected dividend	0.95%	0.73%	**0.78%**

(2) NEC Electronics Corporation

NEC Electronics Corporation ("NECEL"), a consolidated subsidiary, has several stock option plans approved by the shareholders under which options were granted to directors, corporate officers and certain upper-level employees to purchase shares of common stock of NECEL at the approximate market value at the date of grant.

The options will be vested after two years from the date of grant under the condition that option holders will be in service to NECEL at the date of exercising the option and that NECEL achieved certain target. The options are exercisable over a period of two years commencing two years after the date of grant.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.

The stock option activity is as follows:

Year ended March 31	2004 Number of shares	2004 Weighted-average exercise price In yen	2005 Number of shares	2005 Weighted-average exercise price In yen	2005 Weighted-average exercise price In U.S. dollars
Outstanding at beginning of year	–	¥ –	**313,500**	**¥8,990**	**$84.02**
Granted	316,500	8,990	**70,000**	**7,044**	**65.83**
Forfeited	(3,000)	8,990	**(11,000)**	**8,990**	**84.02**
Expired	–	–	**(70,000)**	**7,044**	**65.83**
Outstanding at end of year	313,500	¥8,990	**302,500**	**¥8,990**	**$84.02**
Exercisable at end of year	–	–	–	–	–

The weighted-average remaining contractual life for options outstanding at March 31, 2005 is 2.5 years.

The weighted-average fair value per option at the date of grant during the years ended March 31, 2004 and 2005 was ¥3,150 and ¥1,885 ($17.62), respectively.

The fair value of options granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended March 31	2004	2005
Risk-free interest rate	0.56%	**0.34%**
Expected life	3 years	**3 years**
Expected volatility	52.30%	**46.80%**
Expected dividend	0.22%	**0.31%**

15. NET INCOME (LOSS) PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) is as follows:

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Net income (loss)	¥(24,558)	¥41,078	**¥67,864**	**$634,243**
Effect of participating convertible securities	–	–	**(890)**	**(8,318)**
Net income (loss) available to common shareholders	¥(24,558)	¥41,078	**¥66,974**	**$625,925**
Effect of dilutive securities:				
Convertible debt	¥ –	¥ 1,874	**¥ 583**	**$ 5,449**
Convertible debt issued by subsidiaries	–	–	**(823)**	**(7,692)**
Other	–	–	**(44)**	**(411)**
Diluted net income (loss)	¥(24,558)	¥42,952	**¥66,690**	**$623,271**

Year ended March 31	Number of shares 2003	2004	2005
Weighted-average number of shares of common stock outstanding for the year	1,653,389,121	1,735,345,608	**1,926,424,743**
Effect of dilutive securities:			
Convertible debt	–	222,921,899	**166,262,345**
Stock options	–	18,016	**–**
Weighted-average number of shares of diluted common stock outstanding for the year	1,653,389,121	1,958,285,523	**2,092,687,088**

Year ended March 31	In yen 2003	2004	2005	In U.S. dollars 2005
Net income (loss) per share:				
Basic	¥(14.85)	¥23.67	**¥34.77**	**$0.32**
Diluted	(14.85)	21.93	**31.87**	**0.30**

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

Year ended March 31	Number of shares 2003	2004	**2005**
Convertible debt	220,562,540	–	**–**
Stock options	966,000	827,000	**1,234,000**

On May 27, 2004, ¥110,000 million Zero Coupon Convertible bonds of NECEL (the "Bonds") were issued in the denomination of ¥10 million ($93 thousand) each with a stock acquisition right exercisable on and after June 10, 2004 up to, and including, May 24, 2011 under certain conditions stipulated in the contract. The Bonds will be repaid in full at maturity on May 27, 2011 at their principal amount. The initial conversion price is ¥9,860 ($92.15) per share which is subject to adjustment in the event of a share split, consolidation of shares, and issuance of shares with a price less than current market price per share. On or after May 27, 2008, and prior to maturity, the Bonds may be redeemed at their principal amount by NECEL under certain conditions stipulated in the contract. The contingently convertible shares are included in diluted earnings per share for the year ended March 31, 2005.

16. FINANCIAL INSTRUMENTS

(1) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, notes and accounts receivable, trade, notes and accounts payable, trade, short-term borrowings, accounts payable, other and accrued expenses, accrued income taxes and other current assets and liabilities approximated fair value because of their short-term maturities. The carrying amounts and estimated fair values of marketable securities are disclosed in Note 5. The carrying amounts and estimated fair values of the other financial instruments are summarized as follows:

	In millions of yen				In thousands of U.S. dollars	
	2004		**2005**		**2005**	
March 31	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term receivables, trade	¥ 9,843	¥ 10,323	**¥ 8,274**	**¥ 8,637**	**$ 77,327**	**$ 80,720**
Long-term loans	24,628	24,627	**26,118**	**26,118**	**244,093**	**244,093**
Long-term debt, including current portion and excluding capital lease obligations	(1,027,485)	(1,050,976)	**(903,803)**	**(903,520)**	**(8,446,757)**	**(8,444,112)**
Derivatives:						
Forward exchange contracts	916	916	**(1,818)**	**(1,818)**	**(16,991)**	**(16,991)**
Interest rate and currency swap agreements	(9,598)	(9,598)	**(8,113)**	**(8,113)**	**(75,822)**	**(75,822)**
Currency option contracts:						
Written	(86)	(86)	**(6)**	**(6)**	**(56)**	**(56)**
Purchased	955	955	**517**	**517**	**4,832**	**4,832**

The fair value of financial instruments at March 31, 2004 and 2005 are determined by using a variety of methods and assumptions such as reference to various markets and other data as appropriate. For long-term receivables, trade and long-term loans included in investments and advances—other, fair value is estimated using estimated discounted future cash flows. For long-term debt, fair value is estimated using market quotes, or where market quotes are not available, using estimated discounted future cash flows. The fair value of forward exchange contracts is estimated by obtaining quotes for futures contracts with similar maturities, the fair value of interest rate and currency swap agreements is estimated based on estimated discounted net future cash flows, and the fair value of currency option contracts is estimated using pricing models based upon current market interest and foreign exchange rates and volatilities.

(2) Derivative financial instruments

The Company utilizes derivative financial instruments to manage fluctuations in foreign currency exchange rates and interest rates. The Company has policies and procedures for risk management and the approval, reporting and monitoring of derivative financial instruments. The Company's policies prohibit holding or issuing derivative financial instruments for trading purposes.

Forward exchange contracts have been entered into to offset the adverse impact of fluctuations in foreign currency exchange rates on assets and liabilities denominated in foreign currencies arising from the Company's operating activities. The forward exchange contracts are not designated as hedging instruments under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and changes in fair value of forward exchange contracts are recognized in income as offsets to the remeasurement of the assets and liabilities denominated in foreign currencies. The related receivable or payable is included in other current assets or other current liabilities.

The Company has entered into interest rate swap agreements to manage interest rate risk exposure associated with underlying debt. The Company has also entered into currency swap agreements and currency option contracts together with interest rate swap agreements to manage both foreign currency and interest rate risk exposures associated with certain underlying debt. Certain interest rate swap agreements are designated as either a fair value hedge or a cash flow hedge depending on the interest rate characteristics of the underlying debt as discussed below.

Fair Value Hedging Strategy

The interest rate swap agreements utilized by the Company effectively modify the Company's fixed-rate debt to a floating rate for the next 3 years. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

Cash Flow Hedging Strategy

The interest rate swap agreements utilized by the Company effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next 4 years. Approximately 10% of the Company's outstanding short-term debt was designated as the hedged items to interest rate swap agreements at March 31, 2005.

At March 31, 2005, the Company expects to reclassify ¥560 million ($5,234 thousand) of net losses on derivative financial instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months due to the payment of variable interest associated with the floating-rate debt.

For the years ended March 31, 2003, 2004 and 2005, there were no significant gains or losses on derivative financial instruments or portions thereof that were either ineffective as hedges, excluded from the assessment of hedge effectiveness, or where the underlying risk did not occur.

The counterparties to the Company's derivative transactions are major financial institutions. As a normal business risk, the Company is exposed to credit loss in the event of nonperformance by the counterparties, however, the Company does not anticipate nonperformance by the counterparties to these agreements, and no material losses are expected.

17. SECURITIZATION OF RECEIVABLES

The Company has several securitization programs under which certain trade receivables, including investment in leases through the date of sale of the Company's ownership interest in NEL in March 2003, are sold, without recourse, to special purpose entities ("SPEs"). Simultaneously, the SPEs sell an interest in those receivables to large financial institution. In certain securitizations, the Company has retained subordinated interests.

Under a certain securitization program in Japan, the Company sells on an ongoing basis all applicable trade receivables, and retains all amounts in excess of the Company's financing needs. As a result, the balance of retained interests varies regardless of the risk of credit loss on the trade receivables.

The Company services, administers and collects the securitized trade receivables on behalf of the SPEs and the costs and fees of servicing, administrating and collecting are not significant. For the years ended March 31, 2003, 2004 and 2005, the Company has recorded losses of ¥465 million, ¥924 million and ¥1,027 million ($9,598 thousand) related to the securitization transactions. Fair value of retained interests at March 31, 2005 is ¥39,453 million ($368,720 thousand). Expected credit loss and discount rate used in measuring the retained interests related to the securitization transactions completed during the year ended March 31, 2003, 2004 and 2005 were as follows:

Year ended March 31	2003	2004	**2005**
Expected credit loss	0.0% – 0.9%	0.0% – 0.5%	**0.0% – 0.6%**
Discount rate	0.35% – 1.94%	0.34% – 3.30%	**0.34% – 3.30%**

At March 31, 2005, adverse changes of 10% and 20% to the key economic assumptions for the fair value of retained interests would have no material impact on the carrying value of retained interests due to a low level of expected credit losses and the short-term maturities of the trade receivables.

A summary of cash flows received from SPEs for all securitization activities that occurred in the years ended March 31, 2003, 2004 and 2005 was as follows:

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Proceeds from new securitization	¥1,485,588	¥1,425,043	**¥1,269,859**	**$11,867,841**
Cash flows received on retained interests	433,638	467,893	**414,357**	**3,872,495**

The components of securitized financial assets and other assets managed together at March 31, 2004 and 2005 were as follows:

	In millions of yen		In thousands of U.S. dollars
March 31	2004	**2005**	**2005**
Notes and accounts receivable, trade	¥993,289	**¥1,036,619**	**$9,688,028**
Delinquent amounts over 120 days or more	23,205	**18,876**	**176,411**
Net credit losses	5,500	**8,876**	**82,953**
Comprised of:			
Assets held in portfolio	865,924	**916,583**	**8,566,196**
Assets securitized	127,365	**120,036**	**1,121,832**

18. ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expenses amounted to ¥24,310 million, ¥23,452 million and ¥26,533 million ($247,972 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

19. STOCK ISSUANCES BY SUBSIDIARIES

NEC Fielding, Ltd. ("Fielding"), a consolidated subsidiary which principally provides maintenance services for computers and computer peripheral products, including sales of computer peripheral products, sold 3,700,000 shares of common stock at ¥4,256 per share to third parties in a public offering on September 18, 2002, receiving total consideration of ¥15,747 million. At the same time, the Company sold 3,700,000 shares of Fielding's common stock to third parties at the same price through the market, and recognized a gain of ¥12,441 million on this transaction. As a result of Fielding's public offering, the Company's ownership interest in Fielding decreased from 93.34% to 67.11%. However, because the issuance price per share of common stock sold by Fielding was more than the Company's average carrying amount per share, the Company was required to increase the carrying amount of its investment in Fielding by ¥8,349 million and recognized a gain for that amount. The Company provided a deferred tax of ¥3,381 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2003, receiving aggregate consideration of ¥2,176 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to increase the carrying amounts of its investments in the consolidated subsidiary by ¥1,346 million and recognized a gain for that amount. The Company provided deferred tax of ¥545 million on such gain.

NEC Electronics Corporation ("NECEL"), a consolidated subsidiary which researches, develops, manufactures, and sells semiconductors (except general purpose DRAM), sold 23,500,000 shares of common stock at ¥3,990 per share to third parties in a public offering on July 24, 2003 receiving total consideration of ¥93,765 million. At the same time, the Company sold 13,500,000 shares of NECEL's common stock to third parties at the same price through the market, and recognized a gain of ¥16,122 million on this transaction. As a result of NECEL's public offering, the Company's ownership interest in NECEL decreased from 100.00% to 70.04%. However, because the issuance price per share of common stock sold by NECEL was more than the Company's average carrying amount per share, the Company was required to increase the carrying amount of its investment in NECEL by ¥20,618 million and recognized a gain for that amount. The Company provided deferred tax of ¥8,350 million on such gain.

NEC System Technologies Ltd. ("NECST"), a consolidated subsidiary which develops software, sold 3,500,000 shares of common stock at ¥3,780 per share to third parties in a public offering on September 12, 2003, receiving total consideration of ¥13,230 million. At the same time, the Company sold 3,680,000 shares of NECST's common stock to third parties at the same price through the market, and recognized a gain of ¥10,313 million on this transaction. As a result of NECST's public offering, the Company's ownership interest in NECST decreased from 95.34% to 66.67%. However, because the issuance price per share of common stock sold by NECST was more than the Company's average carrying amount per share, the Company was required to increase the carrying amount of its investment in NECST by ¥6,658 million and recognized a gain for that amount. The Company provided deferred tax of ¥2,697 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2004, receiving aggregate consideration of ¥1,025 million. As a result of the issuance of new shares, the Company's ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company's average carrying amount per share, the Company was required to increase the carrying amounts of its investments in the consolidated subsidiary by ¥97 million and recognized a gain for that amount. The Company provided deferred tax of ¥41 million on such gain.

20. RESTRUCTURING CHARGES

During the year ended March 31, 2003, the Company implemented restructuring activities including workforce reductions and rationalization of production facilities in IT Solutions business, Network Solutions business and Electron Devices business. As a result, the Company incurred restructuring charges of ¥55,407 million. These charges primarily consisted of loss on disposal and write-down of assets of ¥23,435 million, personnel costs of ¥19,481 million for reduction of approximately 5,400 employees, which excludes employees who left through normal attrition, and others of ¥12,491 million. Prior to March 31, 2003, the Company had paid personnel costs of ¥19,052 million. At March 31, 2003, unpaid termination benefits approximated ¥429 million.

During the year ended March 31, 2004, the Company implemented restructuring activities in the area of systems integration, computer platforms, broadband, mobile, and others. The area of computer platforms and others primarily implemented workforce reductions. The area of systems integration and broadband primarily implemented disposal of facilities. The area of mobile primarily implemented workforce reductions and disposal of facilities. As a result, the Company incurred a restructuring charge of ¥17,162 million. The charge consisted of losses on disposal and write-down of assets of ¥6,691 million, personnel costs of ¥7,302 million for the reduction of approximately 1,000 employees, which excludes employees who left through normal attrition, and others of ¥3,169 million. The charge for the IT Solutions business consisted of losses on disposal and write-down of assets of ¥2,535 million, personnel costs of ¥1,520 million for the reduction of employees, and others of ¥638 million. The charge for the Network Solutions business consisted of losses on disposal and write-down of assets of ¥4,156 million, personnel costs of ¥2,393 million for the reduction of employees, and others of ¥2,531 million. The charge for the Others primarily consisted of personnel costs of ¥3,389 million for the reduction of employees. Most of these restructuring activities were completed in the year ended March 31, 2004 and a part of the activities were completed in the year ended March 31, 2005. Prior to March 31, 2004, the Company had paid personnel costs of ¥6,789 million and other costs of ¥2,639 million. At March 31, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥1,472 million.

During the year ended March 31, 2005, the Company implemented restructuring activities in the area of systems integration and personal solutions, and therefore, the Company incurred a restructuring charge of ¥5,854 million ($54,710 thousand). The charge for the IT Solutions business consisted of personnel costs for the reduction of approximately 600 employees, which excludes employees who left through normal attrition. Prior to March 31, 2005, the Company had paid personnel costs of ¥3,759 million ($35,131 thousand) and other costs of ¥530 million ($4,953 thousand). At March 31, 2005, unpaid termination benefits approximated ¥3,037 million ($28,383 thousand).

21. LEASING ARRANGEMENTS

(1) Equipment leasing

The Company sells computer equipment to an affiliated financing company which in turn leases the equipment to certain government and governmental agencies under operating leases and has agreed to repurchase that equipment from the affiliated financing company at prescribed amounts at the expiration of the lease. The Company accounts for these transactions as assets owned and leased to others under operating leases.

The cost of equipment under operating leases at March 31, 2004 and 2005 was ¥35,256 million and ¥32,180 million ($300,748 thousand), respectively, and was included in machinery and equipment. Accumulated depreciation on equipment under operating leases at March 31, 2004 and 2005 was ¥26,522 million and ¥20,199 million ($188,776 thousand), respectively.

Future minimum lease payments from non-cancelable operating leases at March 31, 2005 are ¥1,776 million ($16,598 thousand) and ¥124 million ($1,159 thousand) for the years ending March 31, 2006 and 2007, respectively.

(2) Lease of facilities and equipment

The Company leases certain facilities and equipment for its own use. The gross amount of leased assets under capital leases included in machinery and equipment was ¥78,897 million and ¥55,170 million ($515,607 thousand) at March 31, 2004 and 2005, respectively. Accumulated depreciation of the leased assets at March 31, 2004 and 2005 was ¥47,877 million and ¥35,616 million ($332,860 thousand), respectively. At March 31, 2005, approximately 50% of the capital lease transactions were with NEC Leasing, Ltd.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2005:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2006	¥ 11,307	$105,673
2007	7,922	74,037
2008	4,502	42,075
2009	1,529	14,290
2010	536	5,009
2011 and thereafter	78	729
Total minimum lease payments	25,874	241,813
Less — amount representing interest	(1,085)	(10,140)
Present value of net minimum lease payments	24,789	231,673
Less — current obligation	(10,365)	(96,869)
Long-term lease obligation	¥ 14,424	$134,804

During the year ended March 31, 2003, the Company sold certain land, buildings, facilities and equipment for ¥22,582 million, and leased them back from the purchaser over periods of 12.5 years. The resulting leases were classified as operating leases.

Rental expense under operating leases, including the assets subject to sale-leaseback transactions discussed above, were ¥130,151 million, ¥142,334 million and ¥121,957 million ($1,139,785 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Future minimum rental payments under non-cancelable operating leases are as follows:

Year ending March 31	In millions of yen	In thousands of U.S. dollars
2006	¥28,976	$270,804
2007	21,556	201,458
2008	17,383	162,458
2009	15,772	147,402
2010	13,663	127,692
2011 and thereafter	42,381	396,084

22. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment are ¥ 20,165 million ($188,458 thousand).

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at March 31, 2005 are summarized as follows:

	Maximum potential future payments		Term	Collateral	
	In millions of yen	In thousands of U.S. dollars	Years	In millions of yen	In thousands of U.S. dollars
Affiliated company bank loans	¥14,853	$138,813	1 - 8	¥ -	$ -
Employee mortgage loans	19,886	185,850	1 - 19	-	-
Customer financial arrangements	6,794	63,495	1 - 12	1,087	10,159
Lease — residual value guarantees	17,280	161,495	1 - 6	-	-
Other	5,600	52,336	1	-	-

The Company's guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company's financial position or results of operations.

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2005 would not have a material effect on the Company's financial position or results of operation, except for the following:

NEC Corporation, Elpida Memory (USA), Inc., a U.S. subsidiary of Elpida Memory, Inc., an affiliated company accounted for by the equity method, and NEC Electronics America, Inc., an indirect U.S. subsidiary of NEC Corporation, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory industry. Separately, Elpida Memory, Inc., Elpida Memory (USA), Inc., NEC Electronics Corporation and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Elpida Memory, Inc. is also subject to a similar investigation being conducted by the Director-General for Competition, Cartels Unit of the European Commission. Although no rulings have been issued in these investigations and related civil proceedings at this time, the Company has provided an accrual for reasonably estimable amount for the fiscal year ended March 31, 2005 in connection with the U.S. Department of Justice's investigation.

23. SEGMENT INFORMATION

(1) Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business.

IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration including outsourcing, software such as operating systems and middleware, computer platforms such as servers, workstations and storage systems, and personal solutions such as personal computers and Internet services "BIGLOBE."

Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation ("3G") mobile communications systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, IP switches and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems.

Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs, and electronic components such as capacitors, relays and lithium ion rechargeable battery.

Included under Others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

In March 2003, the Company sold a part of its interest in NEC Leasing Ltd. ("NEL"), resulting in its deconsolidation. Operating results for NEL which has been a separate reportable segment are shown through the date of disposition.

a. Sales

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Sales:				
IT Solutions business:				
External customers	¥1,911,304	¥1,925,223	**¥1,820,680**	**$17,015,701**
Intersegment	171,320	173,669	**323,758**	**3,025,776**
Total	2,082,624	2,098,892	**2,144,438**	**20,041,477**
Network Solutions business:				
External customers	1,473,225	1,678,955	**1,802,606**	**16,846,785**
Intersegment	103,108	96,769	**89,371**	**835,243**
Total	1,576,333	1,775,724	**1,891,977**	**17,682,028**
Electron Devices business:				
External customers	842,484	829,958	**807,686**	**7,548,467**
Intersegment	94,235	102,215	**60,984**	**569,944**
Total	936,719	932,173	**868,670**	**8,118,411**
Others:				
External customers	437,245	472,685	**424,160**	**3,964,112**
Intersegment	224,449	207,200	**224,968**	**2,102,505**
Total	661,694	679,885	**649,128**	**6,066,617**
Eliminations	(579,867)	(579,853)	**(699,081)**	**(6,533,468)**
Electronics business total	4,677,503	4,906,821	**4,855,132**	**45,375,065**
Leasing business:				
External customers	30,777	–	–	–
Intersegment	7,445	–	–	–
Total	38,222	–	–	–
Eliminations	(20,690)	–	–	–
Consolidated total	¥4,695,035	¥4,906,821	**¥4,855,132**	**$45,375,065**

b. Segment profit or loss

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Segment profit (loss):				
IT Solutions business	¥105,815	¥ 91,782	**¥102,310**	**$ 956,168**
Network Solutions business	34,284	67,869	**26,468**	**247,364**
Electron Devices business	(2,282)	54,287	**37,178**	**347,458**
Others	14,838	10,711	**11,555**	**107,991**
Total	152,655	224,649	**177,511**	**1,658,981**
Eliminations	156	(1,559)	**2,977**	**27,822**
Unallocated corporate expenses	(38,486)	(40,392)	**(49,316)**	**(460,898)**
Electronics business total	114,325	182,698	**131,172**	**1,225,905**
Leasing business	8,154	–	–	–
Eliminations	(1,590)	–	–	–
	120,889	182,698	**131,172**	**1,225,905**
Net other income and expenses	(59,393)	(22,152)	**(15,508)**	**(144,933)**
Consolidated income before income taxes	¥ 61,496	¥160,546	**¥115,664**	**$1,080,972**

c. Assets

March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Total assets:				
IT Solutions business	¥ 989,385	¥ 957,492	**¥1,009,675**	**$ 9,436,215**
Network Solutions business	1,011,997	1,015,899	**1,056,245**	**9,871,449**
Electron Devices business	1,109,312	1,089,228	**1,055,277**	**9,862,402**
Others	667,675	620,664	**581,696**	**5,436,411**
Total	3,778,369	3,683,283	**3,702,893**	**34,606,477**
Eliminations	(241,212)	(161,680)	**(191,207)**	**(1,786,981)**
Corporate assets	566,143	522,739	**428,999**	**4,009,336**
Consolidated total	¥4,103,300	¥4,044,342	**¥3,940,685**	**$36,828,832**

d. Other significant items

Year ended March 31	In millions of yen 2003	2004	2005	In thousands of U.S. dollars 2005
Depreciation:				
IT Solutions business	¥ 33,195	¥ 30,322	**¥ 26,154**	**$ 244,430**
Network Solutions business	30,675	26,217	**22,106**	**206,598**
Electron Devices business	107,983	93,948	**95,496**	**892,486**
Others	8,503	15,134	**10,686**	**99,869**
Total	180,356	165,621	**154,442**	**1,443,383**
Corporate	14,168	13,093	**12,042**	**112,542**
Electronics business total	194,524	178,714	**166,484**	**1,555,925**
Leasing business	1,070	–	**–**	**–**
Consolidated total	¥195,594	¥178,714	**¥166,484**	**$1,555,925**
Capital expenditures for segment assets:				
IT Solutions business	¥ 26,754	¥ 10,077	**¥ 11,888**	**$ 111,103**
Network Solutions business	13,735	12,128	**14,658**	**136,991**
Electron Devices business	111,447	124,176	**176,028**	**1,645,121**
Others	15,691	22,047	**11,914**	**111,346**
Total	167,627	168,428	**214,488**	**2,004,561**
Corporate	10,807	5,529	**3,305**	**30,888**
Electronics business total	178,434	173,957	**217,793**	**2,035,449**
Leasing business	300	–	**–**	**–**
Consolidated total	¥178,734	¥173,957	**¥217,793**	**$2,035,449**

Intersegment transfers are made at arm's-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment. Corporate assets consist primarily of cash and cash equivalents, buildings and deferred tax assets maintained for general corporate purposes. The capital expenditures represent the additions to property, plant and equipment of each segment.

(2) Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit for the years ended March 31, 2003, 2004 and 2005 and long-lived assets at March 31, 2003, 2004 and 2005 were as follows. Although the disclosure of geographic profit is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	In millions of yen			In thousands of U.S. dollars
Year ended March 31	2003	2004	**2005**	**2005**
Net sales:				
Japan	¥3,879,454	¥3,889,854	**¥3,777,408**	**$35,302,879**
All foreign countries	815,581	1,016,967	**1,077,724**	**10,072,186**
Total	¥4,695,035	¥4,906,821	**¥4,855,132**	**$45,375,065**
Geographic profit:				
Japan	¥ 118,277	¥ 169,773	**¥ 112,114**	**$ 1,047,793**
All foreign countries	2,612	12,925	**19,058**	**178,112**
Total	¥ 120,889	¥ 182,698	**¥ 131,172**	**$ 1,225,905**

	In millions of yen			In thousands of U.S. dollars
March 31	2003	2004	**2005**	**2005**
Long-lived assets:				
Japan	¥1,014,995	¥ 964,221	**¥919,724**	**$8,595,551**
All foreign countries	90,488	63,916	**59,711**	**558,048**
Total	¥1,105,483	¥1,028,137	**¥979,435**	**$9,153,599**

There are no sales or long-lived assets in foreign countries which are individually material. Transfers between geographic areas are made at arm's-length prices.

(3) Major customers

Sales to one customer accounted for approximately 13.9%, 16.3% and 13.4% of consolidated sales for the years ended March 31, 2003, 2004 and 2005, respectively.

24. SUBSEQUENT EVENTS

On February 28, 2005, the Company entered into stock-for-stock exchange agreements with NEC SOFT and NECST. The exchange was implemented on June 1, 2005, and therefore NEC SOFT and NECST became wholly-owned subsidiaries of the Company.

The shareholders, at June 22, 2005 Ordinary General Meeting of Shareholders, approved the payment of a cash dividend of ¥3 ($0.03) per share, aggregating ¥5,780 million ($54,019 thousand), for the year ended March 31, 2005, which has been reflected in the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



■ ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel : 03 3503 1191
Fax: 03 3503 1277

The Board of Directors and Shareholders
NEC Corporation (Nippon Denki Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of NEC Corporation (the "Company") as of March 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss) and retained earnings and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NEC Corporation at March 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in fiscal 2004, the Company changed its method of accounting for consolidation of variable interest entities.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 3. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

April 25, 2005,
except for Note 24, as to which the date is June 22, 2005

INVESTOR INFORMATION

Transfer Agent for Common Stock
The Sumitomo Trust and Banking Company, Limited
4-4, Marunouchi 1-chome, Chiyoda-ku,
Tokyo 100-8233, Japan
Request forms for change of address, etc.
Japan toll free: 0120-175-417
Other inquiries
Japan toll free: 0120-176-417

Stock Exchange Listings and Quotations
NEC common stock is listed on the Tokyo and four other stock exchanges in Japan. Overseas listings are on the SWX Swiss Exchange (in the form of Swiss Bearer Depositary Receipts), the Frankfurt Stock Exchange (in the form of a Global Bearer Certificate), the London Stock Exchange, and Euronext Amsterdam N.V. American Depositary Receipts for common stock (Symbol: NIPNY) are quoted in the NASDAQ system in the United States.

Depositary for American Depositary Receipts (ADRs)
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-8161
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio: 1 ADR=1 ordinary share

Depositary Agent for Swiss Bearer Depositary Receipts (SBDRs)
UBS AG
P.O. Box 8098, Zurich, Switzerland

Sponsoring Bank for Global Bearer Certificate (GBC)
Deutsche Bank A.G.
Taunusanlage 12, 60325 Frankfurt am Main, Germany

Composition of Shareholders
(Percentage of shares (%))
(As of March 31, 2005)



Japanese Corporations 35.70%
Foreign Investors 31.47%
Japanese Individuals and Others 32.83%
Securities Companies 1.48%
Other Corporations 4.40%

Stock Price Range on the Tokyo Stock Exchange



(Yen)
4,000
3,000
2,000
1,000
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2001 2002 2003 2004 2005

(Year ended March 31)

ADR Price Range (NASDAQ)



(U.S. dollars)
1 ADR =5 shares
1 ADR =1 share
160
120
80
40
0
I II III IV I II III IV I II III IV I II III IV I II III IV
2001 * 2002 2003 2004 2005

*Ratio Change: May 25, 2001
(Year ended March 31)



(U.S. dollars)
20
15
10
5
0
I II III IV I II III IV I II III IV I II III IV
2002 2003 2004 2005

CORPORATE OVERVIEW

Company name	NEC Corporation
Address	7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
Established	July 17, 1899
Chairman of the Board	Hajime Sasaki
President	Akinobu Kanasugi
Capital	¥337.8 billion (As of March 31, 2005)
Shares of common stock issued	1,929,268,717 shares (As of March 31, 2005)
Consolidated net sales	¥4,855.1 billion (Year ended March 31, 2005)
Business segments	IT Solutions business Network Solutions business Electron Devices business
Number of employees	NEC Corporation and consolidated subsidiaries 147,753 (As of March 31, 2005)

Organization chart
(As of April 1, 2005)



Board of Directors
Corporate Auditors
President
Corporate Auditing Bureau
International Business Promotion Unit
Marketing Unit
Intellectual Asset R&D Unit
Corporate Staff
Domestic Sales Business Unit
Industrial Solutions Business Unit
NES Solutions Group Business Unit
Broadband Solutions Business Unit
Social Infrastructure Solutions Business Unit
Mission Critical Systems Business Unit
Software Business Unit
NE Software Development Group Business Unit
Computers Platform Business Unit
Network Platform Business Unit
Mobile Business Unit
Personal Solutions Business Unit

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan
Telephone: +81-3-3454-1111
NEC home page: http://www.nec.com
Investor Relations home page: http://www.nec.co.jp/ir/en






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